2022

ANNUAL REPORT

115 NORTH NEIL STREET

EXECUTIVE CENTER

Busey

Busey®

FIRST BUSEY CORPORATION

Since we opened our doors in 1868, Busey has built
a **foundation of broad financial capabilities**,
deep knowledge and close relationships that
span generations—all with your **peace of mind as our priority.**

We understand you have a **vision for your future—**
and we're committed to **helping you achieve your dreams.**

Guided by experience that's withstood the test of time,
our experts **will help you build your best future** with
powerful insights and proven strategies.



Building **Business.**
Growing **Wealth.**
Connecting **Communities.**
Since **1868.**



DEAR FELLOW SHAREHOLDERS,

We approached 2022 with optimism and confidence in Busey's strong, 155-year foundation and the ability of our associates to remain laser focused on the execution of our strategic growth plans to achieve solid full-year results. Together, we rose to challenges presented by our operating environment and reaffirmed that we have an exceptional team that is dedicated and focused on the **Pillars** of our organization—associates, customers, communities and you, our shareholders.

I have had the honor and privilege of serving this fine institution as CEO for the past 25 years (which includes my time at the predecessor company—Main Street Trust) and have witnessed **numerous business cycles of "all shapes and sizes"** in my 43 years in banking. Reflecting on my experiences, as an industry we once again find ourselves **facing economic uncertainty and a concern by the public as to the safety and soundness of the banking system.** The last 12 months have reinforced the fact that basic economic truths remain intact—too much money, chasing too few goods *does* generate inflation.

As of February 2023, the Consumer Price Index (CPI) suggests that prices are up 6.0 percent from the prior year, a far cry from the Federal Reserve's stated target of 2 percent, but down from mid-year highs. Progress has no doubt been made over the course of 2022 to bring down the rate of inflation. Over the past 12 months, the Federal Open Market Committee (FOMC) raised the Federal Funds Rate nine times, equating to a 475-basis point increase—one of the sharpest increases in rates in U.S. history.

I remember the impact of the last significant inflationary cycle when I was a young banker in the late 1970s and early 1980s. Before that cycle ended, the Prime Rate eclipsed 21 percent and mortgage rates exceeded 18 percent. While I do not anticipate we will reach those extraordinarily high rate levels this time around, the operating environment we find ourselves in today **has clearly had an impact on the economy and banking system and will continue to into the future.**

One of the most difficult parts of our jobs as bank leaders is to not follow the crowd. Over the last decade, various key constituencies have been critical of our conservative operating model, asking countless questions like, "Do you think you are being too conservative in your underwriting philosophy?" or "Why did you acquire TheBank of Edwardsville and Glenview State Bank when you do not need all those deposits and it will punish your margin and therefore your earnings?"

The math behind our capital position is clear—for every dollar of capital we contribute, the depositors contribute over nine dollars. That's right, we are leveraged over nine to one—depositors' funds to capital—that we then loan out to customers or buy fixed income securities. With this structure, **a long-term conservative operating approach is the only successful approach. Our depositors and owners should demand and welcome this approach.**

Time and again, we have seen banks that were "Darlings of Wall Street" not survive market or economic dislocations. In the late seventies and early eighties, the Texas regional banks were considered the absolute finest, most profitable banks in the country. By the late eighties, only one of those banks—Frost Bank—survived. Most recently, we have begun to see more trouble in our industry as some banks were not prepared for all that can come their way in the economy, yet just prior to their recent demise many thought them to be the best and brightest of the banks.

Make no mistake, we maintain a bullish industry stance and consider banking the key lubricant to driving economic growth through providing much needed capital to businesses and individuals—particularly small- and medium-sized businesses and entrepreneurs. However, this needs to be accomplished with a **backdrop of key conservative bank operating tenets:**

- Balance sheet strength (strong asset/loan quality);

- Core deposit funding (granular diversified deposit base);

- Strong capital position (providing as much margin of safety as possible);

- Diversified revenue sources with emphasis on fee income (for us, this comes primarily from Wealth Management and payment processing);

- Appropriate expense discipline;

- Appropriate interest rate risk position (with a liquid and quality fixed income portfolio);

- Micro-targeted, conservative M&A approach with emphasis on a disciplined due diligence process— particularly with respect to credit and cultural alignment; and,

- Very long-term view on stockholder returns that spans multiple business cycles, and includes a consistent, conservative dividend policy.

Rest assured that Busey's disciplined, conservative operating philosophy will be unwavering in all economic seasons, with a steadfast focus on maintaining balance sheet strength, profitability and growth, in that order—and a commitment to providing our customers with a superior service experience in every interaction. As Busey continues to grow forward, we are prepared to meet any challenges head on.



CORPORATE UPDATE & STRATEGY

Busey's strategic planning results in a well-defined set of customer- and associate-centric goals which prioritize steady and disciplined growth alongside robust risk management. Since 2014, we have grown from $3.7 billion to $12.3 billion in assets—positioning ourselves among the top 100 publicly traded U.S. banks by asset size—by executing on these strategic plans. Despite facing the impacts of Hurricane Ian—which you can read more about later in this Annual Report—an inflationary and volatile economic environment and increasing regulatory pressures from crossing the $10 billion threshold, **Busey built positive momentum and realized solid growth across all segments of the organization throughout 2022.**

Substantial investments in our franchise over the past several years and timely expense reductions over the past 24 months are bearing fruit. Our **Regional Operating Model**—a key strategy developed over the past several years that joins our Commercial, Wealth Management and Treasury Management teams while giving regional leadership the authority and responsibility to efficiently allocate resources for the betterment of our clients—has now firmly taken root and resulted in strong core loan growth of 8.6 percent and record gross asset inflows into Busey Wealth Management of $1.2 billion. Our payments business, FirsTech, Inc., also generated record gross revenue of $21.8 million, an increase of more than 10 percent from the prior year.

Over the last two years we have taken the opportunity to execute on several notable expense initiatives. We closed one-third of our branch network, which increased average deposits per branch to $174 million, all while maintaining over 90 percent deposit retention rates and continuing to provide service excellence to customers. To meet the needs of our ever-expanding digital customer base—highlighted in 2022 by our monthly active mobile users increasing to 87,000—technological investments remain a focal point now and in the future. We completed the successful integration of Glenview State Bank, achieving our stated cost savings. In the fourth quarter of 2022, we instituted an efficiency optimization plan that will generate annual savings of more than $4 million, creating room for growth without drastically expanding the expense base. Although we are not immune from cost pressures, these concerted, proactive efforts will help lessen the impact.





Bob Ballsrud, Executive Vice President, Executive Managing Director, Wealth Advisory, greets fellow associates at a 2022 leadership development seminar.

As rates rose throughout 2022, the asset sensitivity of our balance sheet helped generate record net interest income. It also highlighted the quality of our deposit franchise—a core "asset" of our institution—which has been a significant differentiator to date. Our 6 percent total deposit beta—the portion of a change in the fed funds rate that is passed on to deposit rates—is among the lowest in our peer group at this point in the cycle, and our total interest-bearing non-maturity deposit beta ended 2022 at 10 percent. We are in the top quartile of banks as it relates to deposits with more than 75 percent fully insured while more than 97 percent of our deposits are core deposits. In certain instances, we have been able to keep deposits inside our ecosystem by leveraging offerings from our wealth management group. Pressure on deposit betas is increasing across our industry, and we are no exception. While we fully expect rate pressures to remain, we are confident in our positioning given our liquidity profile and long-tenured banking relationships.

While Busey's credit underwriting standards have historically been conservative, with frequent rate hikes and volatility in the U.S. economy increasing throughout 2022 and to date, we have actively tightened our standards even further. As a result, our loan portfolio growth throughout 2022 was principally within our existing customer base. Our current credit metrics are among the lowest in our proxy peer group—net charge offs for 2022 were less than $1 million, non-performing assets/assets is 0.13 percent and our allowance/non-performing loans is 582 percent. To manage the loan portfolio, we actively track early warning indicators for weakness and regularly stress test borrowers for financial wherewithal while proactively moving weaker credits out of our organization when possible.

When we crossed $10 billion in assets in 2021, we were fully aware of the costs—both in expense and forgone revenue. Increased regulatory scrutiny of our risk management practices necessitated significant investments in people, systems and processes—including changes and additions within the executive team and leaders within each of their areas, system conversions to accommodate a larger company and alterations to processes to allow for more scale. The limit on our debit interchange income, due to The Durbin Amendment, took



EARNINGS, GROWTH AND CAPITAL STRENGTH

Through associate and shareholder support and a steadfast commitment to balance sheet strength, profitability and growth—in that order—Busey remains a strong, independent financial organization.

As of December 31, 2022, Busey remained well-capitalized, exceeding regulatory standards with a Common Equity Tier 1 Capital Ratio of 12.0 percent and Total Capital Ratio of 16.1 percent. Additionally, the Tangible Common Equity ratio was 6.6% at year-end.

Busey's net income was $128.3 million for the year ended December 31, 2022, or $2.29 per diluted common share compared to $123.4 million for the year ended December 31, 2021, or $2.20 per diluted common share. Adjusted net income[1] was $131.9 million for the year ended December 31, 2022, or $2.35 per diluted common share compared to $137.1 million for the year ended December 31, 2021, or $2.45 per diluted common share.

Busey has experienced seven consecutive quarters of core loan[1] growth. Loans are being originated at attractive spreads while not sacrificing our prudent underwriting standards. During 2022, the company generated $610.8 million in core loan[1] growth, equating to a year-over-year growth rate of 8.6 percent. Asset quality remains pristine by both historical as well as present-day industry standards. As of December 31, 2022, non-performing assets declined to 0.13 percent of total assets from 0.17 percent at December 31, 2021.

Busey's net interest margin[1] increased to 2.84 percent for the year ended December 31, 2022 compared to 2.49 percent for the year ended December 31, 2021. Rising rates have a positive impact on net interest margin, as assets, in particular commercial loans, reprice more quickly and to a greater extent than liabilities. In addition, our fee-based businesses continue to add revenue diversification. Our noninterest income represented 28.5 percent of total revenue in 2022[2]. Revenues from wealth management fees and payment technology solutions

effect on July 1, 2022, causing a significant reduction in revenue of close to $9 million on an annualized basis. Further expense adds came from increased FDIC insurance, among other things. Overall, we estimate that the total cost of crossing $10 billion in assets is $17-18 million pre-tax, or approximately 10-12 basis points of return on average assets (ROAA) annually.

Despite the various challenges we've faced, by nearly every measure Busey realized consistent profitability and growth in 2022, including record pre-provision net revenue[1]. Through continued refinement and leveraging of our Regional Operating Model across all business segments, Busey has attracted new customers and deepened existing customer relationships. Our constant pursuit of digital transformation and optimization in all aspects of the business has generated front-line revenue, improved back-office processes and enhanced the customer experience. Finally, the development of integrated business models and enhanced capabilities across all segments has helped support scalability while managing growth and complexity.

[1] A non-GAAP financial measure, see Non-GAAP financial information in the Company's 2022 Annual Report on Form 10-K for a reconciliation.

[2] Revenue consists of net interest income plus noninterest income, excluding security gains and losses.



Team Busey volunteers distribute medals at the 2022 Busey Bank Illinois Youth Run.



activities, meanwhile, represented 59.5 percent of the company's noninterest income for the year ended December 31, 2022, providing a balance to spread-based revenue from traditional banking activities.

The efficiency ratio[1] for year-end December 31, 2022, was 59.89 percent compared to 62.19 percent for 2021. Efficiency ratios are impacted by acquisition expenses and other restructuring costs, provision for unfunded commitments and amortization of new markets tax credits, resulting in an adjusted core efficiency ratio[1] of 57.49 percent and 56.70 percent, for the years ended December 31, 2022 and 2021, respectively. Despite crossing the $10 billion threshold and impacts of the Durbin Amendment which further affect efficiency ratios, Busey remains focused on expense discipline while still making necessary investments during the past two years to support the continued organic growth of our key business segments and related support and risk management functions.

Our strong capital levels, coupled with our earnings, have allowed us to provide a steady return to stockholders through dividends.

With an uninterrupted history of paying dividends to common stockholders since the bank holding company was organized in 1980, Busey declared a quarterly cash dividend of $0.24 per common share on January 10, 2023, an increase from the previous quarterly dividend of $0.23 per share. The dividend was paid on January 27, 2023 , to stockholders of record as of January 20, 2023.

[1] *A non-GAAP financial measure, see Non-GAAP financial information in the Company's 2022 Annual Report on Form 10-K for a reconciliation.*

LEADERSHIP

Late in the fourth quarter of 2022, **Robin Elliott**, President and CEO of Busey Bank, was named President and CEO of FirsTech—our wholly-owned payments subsidiary. While all other FirsTech leadership remains unchanged, this top-level leadership change reflects our continued commitment to scaling and growing this business.

In less than two years, **FirsTech has been re-energized, revenue has increased, talent has expanded across the enterprise and the technology stack has been redesigned and modernized, positioning the company for scalable growth.** Going forward, FirsTech remains squarely focused on executing on its growth strategy to provide comprehensive and innovative payment technology solutions that enable businesses to connect with their customers in a multitude of ways on a single, highly-configurable, secure platform.

To learn more about how FirsTech is helping clients meet their customers' needs, please see the feature article later in the report.

Busey's pursuit to attract and retain the best and brightest directors, leaders and associates remains constant, and by actively transitioning key leadership roles in support of the organization, we maintain focus on aligning teams for agility, responsiveness, expertise and service excellence.

ENGAGING EXCELLENCE

Busey was built upon a strong commitment to associate, customer, community and shareholder experiences. Our associates are the cornerstone of this unwavering commitment. From exceeding the needs of customers and colleagues to serving our communities selflessly, they continually show unmatched dedication to the organization's **Pillars**; and driven by their inviting positivity and consistent engagement, **Busey's achievements in 2022 were numerous.**

> In February 2022, Busey was honored to be ranked among the top 100 publicly traded banks in the U.S.—and the top bank headquartered in Illinois— by *Forbes* in its 13th annual *America's Best Banks* issue.

Nationally in 2022, the organization was honored to be ranked among the top 100 publicly traded banks in the U.S.—and the top bank headquartered in Illinois—by *Forbes* in its 13th annual **America's Best Banks** issue. In a first, Busey was named a **Leading Disability Employer** by the *National Organization on Disability*, a highly selective award presented only to top performing companies nationwide demonstrating positive outcomes in recruiting, hiring, retaining and advancing people with disabilities in the workforce. Additionally, the organization was among the **Best Banks to Work For in the U.S**. by *American Banker* since 2016 and a **Best Place to Work in Money Management** by *Pension and Investments* since 2018. Showcasing Busey's intentional investment in its workforce, for the sixth consecutive year Busey received the **2022 BEST Award** presented by the *Association for Talent Development*, which recognizes organizations globally that demonstrate successful associate talent development.

Locally, Busey has been voted as one of the **Best Places to Work in Illinois** since 2016 by the *Daily Herald Business Ledger*; a **Best Company to Work For in Florida** since 2017 by *Florida Trend* and was named the **Best Large Bank** in the *St. Louis Small Business Monthly* **2022 Best in Business** awards. Busey was also honored to be named among the **St. Louis Business Journal's 2022 Healthiest Employers** and to once again earn finalist status for **2022 Illinois' Healthiest**

Employers presented by global health insurer *Cigna* and *Crain's Content Studio*. Finally, honored for its dedication in the communities it proudly serves, Busey was the recipient of the **2022 Community Service Award** by the *Illinois Bankers Association*, presented to Illinois financial institutions that go "above and beyond" in community service. You can read more about Busey's award-winning community outreach later in the report.

We are grateful for these third-party accolades that help showcase Busey's unique advantage to those outside our organization while bringing a sense of pride to the associates working diligently each day to serve one another and our **Pillars**. Providing unwavering guidance, leadership and support, we continue to develop exceptional teams that seek to build upon the positive and collaborative culture of this remarkable organization.

FUTURE OUTLOOK

As we reflect upon 2022 and look ahead to the remainder of 2023, we remain steadfast in our commitment to the customers and communities we serve. Busey reported solid 2022 results, which are reflective of our strategic growth plans, and we are excited and optimistic about our future. At the same time, we also recognize there are potential barriers to the successful execution of our growth strategies—many of which are due to the overall economic climate and therefore outside our direct control.

Headwinds related to inflation, volatility in the markets, continuing supply chain issues, increasing regulatory burdens, competitive pressures and the possible effects of a recession may have varying degrees of impact on our strategic initiatives. However, our disciplined approach to organic growth assumes a balance sheet strength first mentality with a constant focus on sound risk management.

Through this disciplined approach, with proactive planning, sound decision-making and a firm eye on expense discipline, we feel confident we are well positioned to protect our balance sheet and enhance profitability moving forward.



Busey's pursuit to attract and retain the best and brightest directors, leaders and associates remains constant, and by actively transitioning key leadership roles in support of the organization, we maintain focus on aligning teams for agility, responsiveness, expertise and **service excellence**.

Robin Elliott, Busey Bank President and CEO, FirsTech President and CEO, addresses associates at a 2022 leadership development session.



RUN
FOR PREVENTION
BuseyBANK®

Busey associates pose for a photo prior to the Busey Bank Family Run for Prevention in Fort Myers, FL.



As processes continue to evolve and mature, several strategic priorities have emerged that will be critical in 2023, as well as in subsequent years, allowing us to build upon multi-year, phased initiatives. Despite the aforementioned challenges, we are well-positioned for quality growth and profitability as we pursue these priorities including:

- Continued focus on profitability and return on investment to bolster financial performance

- Reimagining and refining business models to improve results, support scalability and enhance accountability

- Embedding a strong sales and performance culture across the organization

- Continued pursuit of digital transformation and optimization in all aspects of our business

- Optimizing, standardizing and building upon current revenue streams, customers and capabilities

- Continuing to mature processes and structures in back-office support areas

These 2023 strategic priorities represent a continuation of our 2022 focus with adjustments for organizational and external factors, and support earnings expansion, organic growth and acquisition readiness. Through these focus areas, we can serve customers more efficiently and effectively while capitalizing on our unique strengths to take advantage of our distinct positioning in the marketplace.

> While the future will certainly present challenges, it will also offer opportunities to differentiate Busey from the competition and **further strengthen the value of this organization**.

SUMMARY

Building on the significant achievements in 2022—from regionalization refinement, system enhancements, crisis management and countless other priorities successfully completed, Busey's strategic priorities for the coming year remain focused on a continued commitment to developing Busey's operating models, infrastructure, systems and people. This deliberate approach allows us to continue to serve customers how and where they want while providing opportunities to associates as we continue to become a larger, more complex and geographically diverse organization.

As we remain focused on strength and longevity, Busey is grateful for the opportunity to continually earn the business of our customers, based on the contributions of our talented associates and the loyal commitment of our shareholders.

It is with sincere appreciation that I thank you, valued shareholders, for your continued support.

Van A. Dukeman, CFA
Chairman, President & Chief Executive Officer
First Busey Corporation

2022 PROGRESS FOR OUR PILLARS

THE BUSEY PROMISE TO 4 PILLARS

All relationships begin with the **Busey Promise.** We embrace and consistently fulfill the **Busey Promise to 4 Pillars—associates, customers, communities and shareholders.** Using this as our guide, we embrace a strategy that stands the test of time and supports Busey's continued success.



ASSOCIATES
Through our determined, thoughtful, resilient and humble **associates**, we create a positive environment in which customer-centricity and collaboration flourish.



CUSTOMERS
Customers are the **core of everything Busey**. While we operate multiple business lines, we serve our customers as One Busey—allowing us to anticipate and exceed their needs.



COMMUNITIES
Being a community financial services organization means being a good corporate neighbor—partnering for purpose and progress. Working together to bridge needs within our **communities**, we provide capital in multiple forms, including monetary contributions, financial guidance and energetic and committed volunteers.



SHAREHOLDERS
With the belief that long-term value is rooted in a lower-risk financial practice, Busey promises our shareholders **the highest level of organizational stewardship** with sustained financial results and profitability they expect.

To achieve a vision of **service excellence,** Busey works tirelessly to fulfill promises made to the **Pillars** of your organization.

ASSOCIATES



1500+
ASSOCIATES
With an average tenure of nearly 8 years



25+
OPPORTUNITIES
For both peer-to-peer and leadership-to-associate recognition & appreciation



228
ASSOCIATE SERVICE MILESTONES
Recognized in 2022



30K+
TRAINING HOURS COMPLETED IN 2022
Averaging **21.5** hours per associate



329
ISSUES OF BETWEEN THE LINES
Busey's internal eNewsletter distributed since 2015



45
ASSOCIATES FEATURED IN SOCIAL MEDIA
Channels in 2022, celebrating the stories, talents, charitable endeavors and unique perspectives of Team Busey



55K+
TRAINING HOURS COMMITTED
To both sales & service and corporate training programs



94%
ENGAGEMENT



In the *B Well* Health & Wellness Program in 2022



52%
ASSOCIATES



Are Actively Participating in Talent & Leadership Development Programs



$5.2M
IN ASSOCIATE CASH & HSA INCENTIVES



Contributed Since 2015 Through *B Well*

THOUGHTFUL, HONEST FEEDBACK EARNED BUSEY TITLES OF:













Forbes AMERICA'S BEST BANKS

Pensions&Investments BEST PLACES TO WORK IN MONEY MANAGEMENT 2022 MULTIYEAR WINNER 2018 2019 2020 2021

AMERICAN BANKER 2022 Best Banks to Work For

Best Places to Work in IL 2022 A workplace analysis and competition

Florida Trend Best Companies to Work For in Florida 2022 Winner

NOD 2022 LEADING DISABILITY EMPLOYER

HEALTHIEST EMPLOYER FINALIST

Since 2018 by *St. Louis Business Journal* and ***Illinois' Healthiest Employer*** finalist since 2017 by *Cigna* and *Crain's Content Studio*



CUSTOMER CARE

Associates from Busey's Strategy, Consumer & Digital Banking, Customer Care and Wealth Management Operations groups celebrate the unveiling of the Customer Care alumni wall, showing the commitment to career development and internal promotion of fellow team members.

CUSTOMERS



240,000+
TOTAL HOUSEHOLDS SERVED



58
BANKING CENTERS IN ILLINOIS, MISSOURI, FLORIDA AND INDIANA



87,000+
BUSEY - MOBILE APP USERS



37,000+
SURCHARGE-FREE MONEYPASS® ATM



MILLIONS
OF TRANSACTIONS PROCESSED
Annually by FirsTech at 5,800+ agent locations in 46 states



NPS

In 2022, Busey earned a Net Promoter Score® (NPS) of 42.1, well above the Financial Services Industry benchmark of 23.1. Busey's 2022 Customer Satisfaction score (CSAT) was 9.3 out of 10.

In 2022, Busey reviewed over 24,000 survey responses, noting follow-up needs for over 16,000 respondents. Associates conducted timely outreach to 100% of these customers.

72.2 Net Promotor Score for FirsTech— more than double the industry average.

COMMUNITIES



$1.5M+
DONATED ANNUALLY
To charitable organizations



$400K+
GIFTED DURING THE UNITED WAY
Corporate campaign in 2022



$450K+
DONATED SINCE 2015
Pay It Forward Friday Jeans Days



65K+
VOLUNTEER HOURS
Completed by Busey Associates since 2015



150
ASSOCIATES
Actively commit to board service in their communities



$255K+
IN SCHOLARSHIPS
and scholastic contributions



1,500
TREES PLANTED IN 2022
Honoring each member of Team Busey



BUSEY COMMUNICATIONS

- **Two issues of *The Pillar* magazine published annually**

- **Countless educational articles in our blog, *Money Matters*, on busey.com**



DRIVES GENEROSITY

Launched in 2020, **Busey Drives Generosity** is a quarterly campaign encouraging associates to give generously through donation drives at each location.

Over the last two years, our associates and customers have generously donated:

- **2,000+ pairs of socks**
- **3,000+ school supply materials**
- **2,100+ bandages**
- **3,000+ canned goods**

to the communities we call home.

The Community Banking Team offers nearly 100 proactive, focused events, including **homeowner education workshops, financial literacy seminars, credit education classes and first-time homeowner events.**

Associates, customers, communities and shareholders—the Pillars of Busey—truly shape the future of your organization. Through invaluable input, these Pillars help make the Busey organization remarkable!



AS HURRICANE IAN SURGED, BUSEY RESPONDED

Teams Acted Swiftly to Help Support Associates, Customers and Communities

On the afternoon of Wednesday, September 28, Hurricane Ian made landfall off the coast of Southwest Florida, carving a path of destruction across the state that took the lives of more than 100 residents, left millions without power and caused early estimates of damage near or above $100 billion.

The scale of the wreckage was staggering, even to Florida residents who had survived and rebuilt after other powerful hurricanes. The storm pulverized roads, toppled trees, gutted downtown storefronts and set cars afloat, leaving a soggy scar of ruined homes and businesses from the coastal cities of Naples and Fort Myers to inland communities around Orlando.

Even before the storm made landfall near the heart of Busey's Florida Region, our organization had begun preparations by closing centers for the safety of our associates and customers. When the storm did hit, teams across Busey acted swiftly and decisively to execute plans to help protect associates and customers while providing support to devastated local communities.

As always, the top priority for Busey was the health and safety of our associates. Wellness check phone calls began shortly after the storm made landfall, and with great relief all were confirmed safe within a few hours. While overjoyed all associates were unharmed, it was clear the road to recovery from a storm of this magnitude would be a long and arduous one.

To help support associates, Busey swiftly enacted several measures: reactivating the Associate Assistance Fund, a program developed during the pandemic to offer funding for associates in need; promoting ComPsych, an employee assistance program offering emotional support and other resources for associates and their family members; providing additional paid time off for associates impacted by the storm; providing a $250 Publix grocery store gift card to each Florida Region associate; and setting up a Relief Center at our Red Cedar location for associates to stock up on supplies and utilize office space.

While providing support to associates, plans were simultaneously enacted to assist our customers and the communities in the area. Working around the clock, Busey teams were able to re-open three of our four Florida locations within two weeks of the storm's landfall. At the site of the one service center that couldn't reopen due to extensive damage—Cape Coral—a Mobile Banking Unit was up and running a few weeks later to service customers.

Additionally, Busey provided customer support through several different channels: waiving fees from the date of the storm through October 31; implementing a Payment Relief Modification Program for existing commercial customers offering payment deferrals; providing proactive customer outreach for SBA programs; creating a dedicated hurricane relief webpage with easy access to vital information; and developing an Insurance Claim Guide to help customers understand and navigate the insurance claims process.

The week of October 10, a leadership contingent from Busey's Central Region in Illinois including Chief of Staff and Executive Vice President, Pillar Relations Amy Randolph, Executive Vice President of Retail Banking Nancy Weimer, Director of Facilities and Chief Security Officer Sheri Boberg and Chief Financial Officer Jeff Jones made the trip to Florida to help set up the Relief Center and check in with the associates to see what they needed.

"Being there in person gave us a completely different level of understanding of the damage and just how truly difficult the situation was," Randolph said. "But it also reinforced just how remarkable our Florida team really is. The way they all came together for each other, for our customers and for Busey as an organization in the face of such trying circumstances was simply astonishing."

SERVICE LEADERS



Van A. Dukeman
Chairman,
First Busey Corporation
DIRECTOR SINCE 2007



Gregory B. Lykins
Vice Chairman,
First Busey Corporation
DIRECTOR SINCE 2007



Samuel P. Banks
DIRECTOR SINCE 2020



George Barr
DIRECTOR SINCE 2017



Stanley J. Bradshaw
DIRECTOR SINCE 2016



Michael D. Cassens
DIRECTOR SINCE 2019



Karen M. Jensen
DIRECTOR SINCE 2019



Frederic L. Kenney
DIRECTOR SINCE 2018



Stephen V. King
DIRECTOR SINCE 2013



Cassandra R. Sanford
DIRECTOR SINCE 2022

FIRST BUSEY CORPORATION BOARD OF DIRECTORS



FIRST BUSEY CORPORATION BOARD OF DIRECTORS

First Busey Corporation's Board of Directors is charged with business oversight and monitoring the performance of the management team in executing business strategies and risk oversight.

First Busey Corporation offers a unique model of robust leadership:

- **First Busey Corporation's Board of Directors includes industry leaders from diverse backgrounds and areas of expertise.**

- **Similarly, Busey Bank and FirsTech are led by diverse and experienced Board members. This structure provides strong leadership to all lines of business.**

- **Busey's approach to governance enables both the Executive Team and the Boards of Directors to succeed in building strong, sustainable financial performance—benefiting associates, customers, communities and shareholders.**

FIRSTECH BOARD OF DIRECTORS

Robin N. Elliott, Chairman
W. Christopher "Chris" Behnke
Michael D. Cassens
Van A. Dukeman
Joshua D. Hale
Thomas S. Harbin
Amy L. Randolph



Van A. Dukeman
Chairman, President
& Chief Executive Officer
of First Busey Corporation
DIRECTOR SINCE 2007



Robin N. Elliott
Busey Bank
President & CEO,
FirsTech President & CEO
DIRECTOR SINCE 2016



Patrick T. Fitzgerald
DIRECTOR SINCE 2004



Gregory B. Lykins
DIRECTOR SINCE 2004



Eric J. Minor
DIRECTOR SINCE 2021



Robert L. Plummer
DIRECTOR SINCE 2019



Mark S. Shashek
DIRECTOR SINCE 2019



David W. Tyrolt
DIRECTOR SINCE 2018



Scott A. Wehrli
DIRECTOR SINCE 2017



Tiffany B. White
DIRECTOR SINCE 2021

BUSEY BANK
BOARD OF DIRECTORS



BUSEY BANK BOARD OF DIRECTORS

EXECUTIVE MANAGEMENT TEAM



Van A. Dukeman
Chairman, President,
Chief Executive Officer
of First Busey Corporation



Monica L. Bowe
Executive Vice President,
Chief Risk Officer
of First Busey Corporation



Robin N. Elliott
Busey Bank President
& CEO, FirsTech
President & CEO



Jeffrey D. Jones
Executive Vice President,
Chief Financial Officer
of First Busey Corporation



John J. Powers
Executive Vice President,
General Counsel
of First Busey Corporation



Amy L. Randolph
Chief of Staff,
Executive Vice President,
Pillar Relations

CONNECTING COMMUNITIES

BUSEY BRIDGES NEEDS THROUGH FINANCIAL & HUMAN CAPITAL

At Busey, we understand that being a good community partner means more than just transactions, so we are proud to give back to the places we call home—doing the right thing for our customers and building trusted relationships that span generations. Working with our communities to support the arts, advocate for our youth and help neighbors in need, we promise to bridge needs by providing financial capital through monetary contributions and guidance, human capital through energetic and committed volunteers and social capital through leaders at the table to advocate for business and sustainability practices within our communities.

Throughout 2022, as a company Busey donated more than $1.6 million to charitable organizations, with over half of the larger contributions CRA qualified. Busey associates, meanwhile, contributed more than $115,000 through our Pay It Forward Jeans Day initiative in which associates donate for the opportunity to wear jeans on Fridays. More than 53 percent of Busey associates also participated in our United Way Corporate Workplace Campaign, raising over $400,000 for local United Ways throughout our footprint. Additionally, through our Busey Drives Generosity donation program, we were able to contribute thousands of needed items such as food, socks, school supplies and bandages to help our local nonprofit partners.

More than just contributing financial capital, Busey also strongly encourages associates to actively take part in their communities through volunteerism, offering each associate two paid hours of volunteer time each month. Throughout 2022, Busey associates recorded a total of 14,667 volunteer hours, easily exceeding the year's goal of 12,000 hours, while more than 170 associates served on boards for nonprofit organizations.

In January 2022, we were pleased to announce the launch of the Busey Bank Bridge, an initiative that directly supports Busey's ongoing focus on Community Banking. A community collective in Peoria, IL, the partnership offers fundamental access to economic opportunity by connecting with the community through outreach, tools and resources that provide comprehensive financial education to individuals, families and business owners. A first of its kind facility for our organization, the center serves as a destination for sound advice and actionable insight. The associates at the Busey Bank Bridge are building financial strength, supporting workforce development, establishing mortgage and home financing options, advancing small businesses and more, while connecting with our neighbors and strengthening the Peoria community. As a community center, the Busey Bank Bridge hosts impactful educational opportunities and community engagement forums, including monthly Financial Wellness Workshops and quarterly Breakfast with Busey webinars while serving as a volunteer hub for individuals and groups.

Busey's promise to help support its communities began when we first opened our doors in 1868. Our founders were leaders that understood the significance of economic prosperity and the importance of playing a role in bettering the communities we call home. Today, that 155-year promise continues because we know that it's not just about doing business, but doing good.





firstech LEADS USER EXPERIENCE GUIDED REVOLUTION

SIMPLIFYING THE MOVEMENT OF MONEY AND DATA

FirsTech, a wholly-owned subsidiary of Busey Bank with nearly 40 years of experience, is revolutionizing the payment industry with innovative single-source platform solutions built on deep relationships and an ongoing commitment to **service excellence.**

Businesses of all sizes, whether a well-established enterprise company, an entrepreneurial startup, a financial institution, municipality, utility company or professional service firm, are experiencing challenges as consumer behavior continues to evolve in the payment space. Business owners need smart solutions that keep them competitive in a landscape defined by the major online retailers. Today, anyone who shops online knows what an integrated and intuitive payment experience is— just look at Amazon, Apple or Google.

The majority of businesses don't have the knowledge, staffing or resources to build a custom solution—enter a hodgepodge of one-off payment products being cobbled together attempting to provide an exceptional user experience. The reality is that these solutions aren't designed to work together, and each carries associated costs and workflow, user experience, reconciliation and integrations, straining both the staff and the budget.

Within these different business models—each unique in its own way—FirsTech has found that its partners, regardless of their business, have one issue in common—the need for a simplified and efficient way to move money and data. FirsTech's result-focused partnership provides a single solution to streamline processes and provide integrated receivables through an omnichannel technology-enabled platform, allowing for frictionless payments with integrations that enable real time reconciliations.

Additionally, the platform levels the playing field in this highly competitive digital marketplace, enhancing customer engagement through each partner's custom-branded user experience while realizing net new revenue and ongoing growth.

While providing solutions to new partners remains a key priority, the FirsTech team recognizes the importance of nurturing and retaining the deep relationships that have formed over decades with existing clients. The Enterprise Sales and Relationship Management team has continued to deliver **service excellence** to their customers, retaining over 95 percent of their enterprise portfolio. With a focus on the future and the success of both new and existing partners, in 2022 the company continued a streak of two straight years of revenue growth, finishing the year with $21.8 million of LTM revenue, a 10.5 percent increase from 2021. Overall, FirsTech processed more than $11 billion in payments in 2022.

As part of the First Busey family, FirsTech has also matured in the culture of **service excellence**. Equally emphasizing partners' and customers' needs through thoughtful identification of issues, a team-based solution design process and robust go-to-market strategies, FirsTech's success is built on its partners' success.

Looking toward the future, one thing is abundantly clear, **FirsTech** solves for disconnects in a user experience, providing customers—no matter what their business— **a secure, comprehensive and intuitive payment experience from a trusted partner.**







CORPORATE PROFILE


TEAM
BUSEY

As of December 31, 2022, First Busey Corporation (NASDAQ: BUSE) was a $12.34 billion financial holding company headquartered in Champaign, Illinois.

Busey Bank, a wholly-owned bank subsidiary of First Busey Corporation, had total assets of $12.30 billion as of December 31, 2022, and is headquartered in Champaign, Illinois. Busey Bank currently has 46 banking centers serving Illinois, eight banking centers serving Missouri, three banking centers serving southwest Florida, and one banking center in Indianapolis, Indiana.

Busey Bank's wholly-owned subsidiary, FirsTech, is a payments platform specializing in the evolving financial technology needs of small and medium-sized businesses, highly regulated enterprise industries and financial institutions. With associates across the United States, FirsTech provides comprehensive and innovative payment technology solutions that enable businesses to connect with their customers in a multitude of ways on a single, highly configurable, secure platform.

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

First Busey Corporation
100 W. University Ave., Champaign, IL 61820
217.365.4500
busey.com

ANNUAL MEETING

The 2023 Annual Meeting of Shareholders of First Busey Corporation will be held virtually on Wednesday, May 24, 2023 at 10:30 a.m. CT and may be attended at **www.virtualshareholdermeeting.com/BUSE2023**. Proxy materials can be accessed at www.**proxyvote.com** using your Control Number.

Fast, secure payment modes include, but are not limited to, text-based payments; electronic payments concentration delivered to Automated Clearing House networks; internet voice recognition ("IVR"); credit cards; in-store payments for customers at retail pay agents; direct debit services; and lockbox remittance processing for customers to make payments by mail. Once these payments are processed through integration with our customers' financial systems, FirsTech provides its customers with reconciliation and settlement services to ensure payment confirmation.

Additionally, FirsTech provides consulting and technology services through its Professional Services Division, assisting clients in identifying and implementing payment technologies to meet their evolving needs. In 2022, FirSTech started a phased launch of its innovative BaaS platform, helping community banks and their commercial customers build modernized payment solutions, which include online payment technologies and automated file transfers. More information about

FirsTech can be found at **firstechpayments.com.**

Through the Company's Wealth Management division, the Company provides asset management, investment, and fiduciary services to individuals, businesses, and foundations. As of December 31, 2022, assets under care were $11.06 billion.

Busey Bank has been named among *America's Best Banks* for 2023 by *Forbes*. Ranked 26th overall, Busey was the top-ranked bank headquartered in Illinois; only two other Illinois-based banks were included on the list. Additionally, for the first time in 2022, Busey was named a *Leading Disability Employer* by the *National Organization on Disability*—this highly selective award is presented only to top performing companies demonstrating positive outcomes in recruiting, hiring, retaining and advancing people with disabilities in their workforce. We are honored to be consistently recognized nationally and locally for our engaged culture of integrity and commitment to community development.

For more information about us, visit **busey.com**.

FIRST BUSEY CORPORATION COMMON STOCK

First Busey Corporation common stock is listed on the NASDAQ Global Select Market under the symbol BUSE.

ANNUAL REPORT ON FORM 10-K

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission can be found at **busey.com**.

STOCK TRANSFER AGENT

Computershare, P.O. Box 30170, College Station, TX 77842-3170. The transfer agent can be accessed at computershare.com/investor.

FIRST BUSEY'S COMMITMENT TO CORPORATE RESPONSIBILITY AND IMPACT

With a strong and unwavering commitment to our **Pillars – associates, customers, shareholders and communities**, First Busey has continued to prioritize putting our values into action, featuring enterprise-wide efforts in our 2022 **Busey Impact Report**—set to be published later in 2023. This publication addresses topics such as ethics and governance, diversity and inclusion, social responsibility and environmental sustainability, focusing on First Busey's dedication to associates, customers and the vibrant communities we serve. First Busey's corporate responsibility and impact work builds on a legacy of purposeful action, civic responsibility and positive impacts.

To view the full **Busey Impact Report** once it has been published, visit **busey.com/impact**.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements made in this document, other than those concerning historical financial information, may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance, and business of the Company. Forward-looking statements, which may be based upon beliefs, expectations, and assumptions of the Company's management, and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "would," "could," "should," or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the Company's ability to control or predict, could cause actual results to differ materially from those in the Company's forward-looking statements. These factors include, among others, the following: (i) the strength of the local, state, national, and international economy (including effects of inflationary pressures and supply chain constraints); (ii) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics (including the Coronavirus Disease 2019 pandemic), or other adverse external events that could cause economic deterioration or instability in credit markets (including Russia's invasion of Ukraine); (iii) changes in state and federal laws, regulations, and governmental policies concerning the Company's general business; (iv) changes in accounting policies and practices; (v) changes in interest rates and prepayment rates of the Company's assets (including the impact of The London Inter-bank Offered Rate phase-out); (vi) increased competition in the financial services sector and the inability to attract new customers; (vii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (viii) the loss of key executives or associates; (ix) changes in consumer spending; (x) unexpected results of current and/or future acquisitions, which may include failure to realize the anticipated benefits of any acquisition and the possibility that transaction costs may be greater than anticipated; (xi) unexpected outcomes of existing or new litigation involving the Company; and (xii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including additional factors that could materially affect its financial results, is included in the Company's filings with the Securities and Exchange Commission.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 0-15950

FIRST BUSEY CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	**37-1078406**
(State or other jurisdiction of incorporation of organization)	(I.R.S. Employer Identification No.)

100 W. University Ave.
Champaign, Illinois 61820
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code **(217) 365-4544**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock ($0.001 par value)	BUSE	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates on the last business day of the registrant's most recently completed second fiscal quarter was $1.2 billion, determined using a per share closing price for the registrant's common stock on that date of $22.85, as quoted on The Nasdaq Global Select Market.

As of February 23, 2023, there were 55,288,101 shares of the registrant's common stock, $0.001 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the 2023 Annual Meeting of Stockholders of First Busey Corporation to be held May 24, 2023, are incorporated by reference in this Form 10-K in response to Part III.

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FIRST BUSEY CORPORATION
FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

GLOSSARY

We use acronyms, abbreviations, and other terms throughout this Annual Report, as defined in the glossary below:

Term	Definition
2020 Equity Plan	First Busey's 2020 Equity Incentive Plan
ACL	Allowance for credit losses
Annual Report	Annual report filed with the SEC on Form 10-K pursuant to Section 13 or 15(d) of the Exchange Act
AOCI	Accumulated other comprehensive income (loss)
API	Application programming interface
ARRC	Alternative Reference Rates Committee
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
BaaS	Banking as a Service
Basel III	2010 capital accord adopted by the international Basel Committee on Banking Supervision
Basel III Rule	Regulations promulgated by U.S. federal banking agencies – the OCC, the Federal Reserve, and the FDIC – to both enforce implementation of certain aspects of the Basel III capital reforms and effect certain changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act
BHCA	Bank Holding Company Act of 1956, as amended
bps	basis points
CAC	Cummins-American Corp.
CARES Act	Coronavirus Aid, Relief, and Economic Security Act
CECL	ASU 2016-13, codified as ASC Topic 326 *"Financial Instruments-Credit Losses,"* which established the Current Expected Credit Losses methodology for measuring credit losses on financial instruments
CFPB	Consumer Financial Protection Bureau
COSO	Committee of Sponsoring Organizations of the Treadway Commission
COVID-19	Coronavirus disease 2019
CRA	Community Reinvestment Act
CRE	Commercial real estate
CRE Guidance	Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices guidance issued jointly by the OCC, the Federal Reserve, and the FDIC
Current Report	Current report filed with the SEC on Form 8-K pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
DFPR	Illinois Department of Financial and Professional Regulation
DIF	Deposit Insurance Fund of the FDIC
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
DSU	Deferred stock unit
Durbin	The Durbin Amendment to the Dodd-Frank Act, requiring the Federal Reserve to establish a maximum permissible interchange fee for many types of debit transactions
ESPP	Employee Stock Purchase Plan
Exchange Act	Securities Exchange Act of 1934, as amended
Fair value	The price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date, as defined in ASC Topic 820 *"Fair Value Measurement"*
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation

Term	Definition
Federal Reserve	Board of Governors of the Federal Reserve System
FHLB	Federal Home Loan Bank
First Busey	First Busey Corporation, together with its wholly-owned consolidated subsidiaries; also, "Busey," the "Company," "we," "us," and "our"
First Busey Risk Management	First Busey Risk Management, Inc.
First Community	First Community Financial Partners, Inc.
FirsTech	FirsTech, Inc.
FOMC	Federal Open Market Committee
GAAP	U.S. Generally Accepted Accounting Principles
GSB	Glenview State Bank
Illinois CRA	Illinois Community Reinvestment Act
Interagency Statement	Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus, issued on March 22, 2020, and revised on April 7, 2020
LCR	Liquidity coverage ratio
LIBOR	London Interbank Offered Rate
LOCOM	Lower of Cost or Market, an accounting approach under which assets are carried at amortized historical cost less write-offs and downward fair value adjustments, as may be applicable
Nasdaq	National Association of Securities Dealers Automated Quotations
NM	Not meaningful
NMTC	New Markets Tax Credit
NSFR	Net stable funding ratio
OCC	Office of the Comptroller of the Currency
OCI	Other comprehensive income (loss)
OREO	Other real estate owned
PCD	Purchased credit deteriorated
PCI	Purchased credit impaired
PPP	Paycheck Protection Program
PSU	Performance-based restricted stock unit
Pulaski	Pulaski Financial Corp.
Quarterly Report	Quarterly report filed with the SEC on Form 10-Q pursuant to Section 13 or 15(d) of the Exchange Act
Regulatory Relief Act	Economic Growth, Regulatory Relief, and Consumer Protection Act
RSU	Restricted stock unit
SBA	U.S. Small Business Administration
SEC	U.S. Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
SOFR	Secured Overnight Financing Rate published by the Federal Reserve
TDR	Troubled debt restructuring
Term loan	$60 million term loan provided for in the Second Amended and Restated Credit Agreement, dated May 28, 2021
U.S.	United States of America
U.S. Treasury	U.S. Department of the Treasury
USA PATRIOT Act	Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001

PART I

ITEM 1. BUSINESS

INTRODUCTION

First Busey, a Nevada corporation organized in 1980, is a $12.3 billion financial holding company. First Busey conducts a broad range of financial services through its wholly-owned bank subsidiary, Busey Bank, with banking centers in Illinois, Missouri, Florida, and Indiana. First Busey is headquartered in Champaign, Illinois, and its common stock is traded on The Nasdaq Global Select Market under the symbol "BUSE."

ACQUISITIONS

Over the last several years, First Busey completed the following acquisitions as part of our strategy to expand into new service areas and to provide broader coverage in areas where we already maintain a presence:

Acquisition Date	Companies Acquired
January 8, 2015	Herget Financial Corp. and its wholly-owned bank subsidiary, Herget Bank, National Association
April 30, 2016	Pulaski Financial Corp. and its wholly-owned subsidiary, Pulaski Bank, National Association
July 2, 2017	First Community Financial Partners, Inc. and its wholly-owned subsidiary, First Community Financial Bank
October 1, 2017	Mid Illinois Bancorp, Inc. and its wholly-owned subsidiary, South Side Trust & Savings Bank of Peoria
January 31, 2019	The Bank Ed Corp. and its wholly-owned subsidiary, TheBANK of Edwardsville
August 31, 2019	Investors' Security Trust Company
May 31, 2021	Cummins-American Corp. and its wholly-owned subsidiary, Glenview State Bank

Further information related to acquisitions made prior to January 1, 2021, has been presented in the Annual Reports previously filed with the SEC corresponding to the year of each acquisition.

2021 Acquisition

On May 31, 2021, First Busey acquired CAC, the holding company for GSB, through a merger transaction. The partnership enhances the Company's existing deposit, commercial banking, and wealth management presence in the Chicago-Naperville-Elgin, IL-IN-WI Metropolitan Statistical Area. First Busey operated GSB as a separate banking subsidiary until August 14, 2021, when it was merged with and into Busey Bank. At that time, all GSB banking centers became branches of Busey Bank.

See "Note 2. Acquisitions" in the Notes to the Consolidated Financial Statements for further information relating to this acquisition.

SUBSIDIARIES OF FIRST BUSEY

First Busey conducts the business of banking, related banking services, asset management, brokerage, and fiduciary services through Busey Bank, payment technology solutions through FirsTech, and captive insurance through First Busey Risk Management. First Busey also has various other subsidiaries that are not significant to the consolidated entity.

Busey Bank

Busey Bank is an Illinois state-chartered bank organized in 1868 with its headquarters in Champaign, Illinois. Busey Bank has 46 banking centers in Illinois, eight in Missouri, three in southwest Florida, and one in Indianapolis, Indiana.

Busey Bank offers a range of diversified financial products and services for consumers and businesses, including online and mobile banking capabilities to conveniently serve our customers' needs. Commercial services include commercial, commercial real estate, real estate construction, and agricultural loans, as well as commercial depository services such as cash management. Retail banking services include residential real estate, home equity lines of credit and consumer loans, customary types of demand and savings deposits, money transfers, safe deposit services, and individual retirement accounts and other fiduciary services through our banking center, automated teller machines, and technology-based networks.

Busey Bank's principal sources of income are interest and fees on loans and investments, wealth management fees, and service fees. Principal expenses are interest paid on deposits and borrowings and general operating expenses. Busey Bank's primary markets are central Illinois; northern Illinois, including the Chicago metropolitan area; the St. Louis, Missouri, metropolitan area; southwest Florida; and central Indiana.

Busey Bank provides a full range of asset management, investment, brokerage, fiduciary, philanthropic advisory, tax preparation, and farm management services to individuals, businesses, and foundations through its Wealth Management business. As of December 31, 2022, $11.1 billion of assets were under care. For individuals, Busey Bank provides investment management, trust and estate advisory services, and financial planning. For businesses, it provides investment management, business succession planning, and employee retirement plan services. For foundations, Busey Bank provides investment management, investment strategy consulting, and fiduciary services. Brokerage-related services are offered by Busey Investment Services, a division of Busey Bank, through a third-party arrangement. In addition, Busey Bank provides professional farm management and brokerage services to the agricultural industry.

FirsTech

FirsTech, a subsidiary of Busey Bank, provides comprehensive and innovative payment technology solutions. Through our payment platform, which utilizes an API cloud-based platform, our technology provides for fully integrated payments capabilities. FirsTech's multi-channel payment platform allows businesses to collect payments from their customers in a variety of ways, to enable fast, frictionless payments. Payment method vehicles include text, interactive voice response, electronic payment concentration delivered to Automated Clearing House networks, money management and credit card networks, walk-in payment processing, direct debit services, and lockbox remittance processing for customers to make payments by mail. FirsTech also provides additional tools to help clients with billing, reconciliation, bill reminders, and treasury services. Our client base represents a diverse set of industries, with a higher concentration in highly regulated industries, such as financial institutions, utility, insurance, and telecommunications industries. The Company continues to make strategic investments across key areas of the business including technology, product, sales, and operations.

First Busey Risk Management

First Busey Risk Management, a wholly-owned subsidiary of First Busey, incorporated in Nevada, is a captive insurance company that insures against certain risks unique to the operations of the Company and its subsidiaries and for which insurance may not be currently available or economically feasible in today's insurance marketplace. First Busey Risk Management pools resources with several other similar insurance company subsidiaries of financial institutions to spread a limited amount of risk among themselves.

BANKING CENTER MARKETS

Busey Bank serves the Illinois banking market with 46 banking centers. Our Illinois markets feature several Fortune 1000 companies. Those organizations, coupled with large healthcare and higher education sectors, anchor the communities in which they are located and have provided a comparatively stable foundation for housing, employment, and small business. Ten of our banking centers in Illinois are located within the Chicago Metropolitan Statistical Area, and 12 of our banking centers in Illinois are located within the St. Louis Metropolitan Statistical Area.

Busey Bank has eight banking centers in Missouri. St. Louis, Missouri has a diverse economy with major employment sectors including health care, financial services, professional and business services, and retail. We have a total of 20 banking centers within the boundaries of the St. Louis Metropolitan Statistical Area, including branches in both Illinois and Missouri.

Busey Bank has three banking centers in southwest Florida, an area which has experienced strong population growth, job growth, and an expanded housing market, as well as the benefits of a tourism and winter resort economy.

Busey Bank has one banking center in the Indianapolis, Indiana area, which is the most populous city of Indiana with a diverse economy, particularly because it serves as the headquarters of many large corporations.

COMPETITION

Busey Bank competes actively with national and state banks, savings and loan associations, and credit unions for deposits and loans mainly in Illinois; the St. Louis, Missouri, metropolitan area; southwest Florida; and central Indiana. Busey Bank competes for real estate and other loans primarily on the basis of type of loan, interest rates and loan fees, and the quality of services provided. Busey Bank and FirsTech compete with other financial institutions, including asset management and trust companies, security broker/dealers, personal loan companies, insurance companies, finance companies, leasing companies, mortgage companies, payment technology solution companies, fintech companies, and certain governmental agencies, all of which actively engage in marketing various types of loans, deposit accounts, wealth management, and other products and services.

Busey Bank faces substantial competition in attracting deposits from other commercial banks, savings institutions, digital banks, money market and mutual funds, credit unions, insurance agencies, brokerage firms, and other investment vehicles. Customers for banking services are generally influenced by convenience, quality of service, personal contacts, price of services, and availability of products. Busey Bank attracts a significant amount of deposits through its banking centers, primarily from the communities in which those banking centers are located; therefore, competition for those deposits is principally from other commercial banks, savings institutions, and credit unions located in the same communities. Busey Bank competes for deposits by offering a variety of deposit accounts at competitive rates, high-quality customer service, convenient business hours, technology enabled solutions including internet and mobile banking, and convenient banking centers with inter-branch deposit and withdrawal privileges.

Based on information obtained from the FDIC Summary of Deposits dated June 30, 2022, the most recent report available, Busey Bank ranked in the top 10 in total deposits in nine Illinois counties:

As of June 30, 2022

County	Busey Bank Market Share Ranking
Champaign	1
Macon	1
Madison	1
St. Clair	3
Mclean	4
Peoria	4
Tazewell	4
Grundy	5
Will	7

SUPERVISION, REGULATION, AND OTHER FACTORS

General

FDIC-insured institutions, like Busey Bank, as well as their holding companies and affiliates, are extensively regulated under federal and state law. As a result, the Company's growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by the requirements of federal and state statutes and by the regulations and policies of various bank regulatory agencies, including the DFPR, the Federal Reserve, the FDIC and the CFPB. Furthermore, taxation laws administered by the Internal Revenue Service and state taxing authorities, accounting rules developed by the FASB, securities laws administered by the SEC and state securities authorities, and anti-money laundering laws enforced by the U.S. Treasury have an impact on the Company's business. The effect of these statutes, regulations, regulatory policies, and accounting rules are significant to the Company's operations and results.

Federal and state banking laws impose a comprehensive system of supervision, regulation, and enforcement on the operations of FDIC-insured institutions, their holding companies, and affiliates that is intended primarily for the protection of the FDIC-insured deposits and depositors of banks, rather than stockholders. These laws, and the regulations of the bank regulatory agencies issued under them, affect, among other things, the scope of the Company's business; the kinds and amounts of investments the Company and Busey Bank may make; required capital levels relative to assets; the nature and amount of collateral for loans; the establishment of branches; the ability to merge, consolidate and acquire; dealings with the Company's and Busey Bank's insiders and affiliates; and the Company's payment of dividends.

In reaction to the global financial crisis and particularly following the passage of the Dodd-Frank Act in 2010, the Company experienced heightened regulatory requirements and scrutiny. Although the reforms primarily targeted systemically important financial service providers (at the time, those with assets of $50 billion and greater), certain provisions of the law triggered at $10.0 billion in assets and the influence of other provisions filtered down in varying degrees to community banks over time, causing the Company's compliance and risk management processes, and the costs thereof, to increase. The Regulatory Relief Act provided meaningful relief for banks and their holding companies that were not considered systemically important (amended to be those with assets under $250 billion). However, the $10.0 billion threshold remained in place for certain Dodd-Frank Act reforms that are now applicable to the Company, as discussed below.

The supervisory framework for U.S. banking organizations subjects banks and bank holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that are not publicly available and that can impact the conduct and growth of their businesses. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management ability and performance, earnings, liquidity, and various other factors. The regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with laws and regulations.

The following is a summary of the material elements of the supervisory and regulatory framework applicable to the Company and Busey Bank. It does not describe all of the statutes, regulations, and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to particular statutory and regulatory provisions.

The $10.0 billion Threshold

As indicated in the introduction above, the Dodd-Frank Act included a number of requirements that triggered when a banking entity crossed over $10.0 billion in assets. Those included requirements for stress testing capital, maintenance of a risk committee, adherence to the Volcker Rule's complicated prohibitions on proprietary trading and ownership of private funds, limitations on interchange fees for certain debit transactions, clearing of swap agreements, and examination and enforcement related to consumer financial services by the CFPB, in addition to a number of heightened reporting requirements. The Regulatory Relief Act eliminated the stress test and risk committee requirements for banking entities between $10.0 billion and $50 billion, but the other Dodd-Frank regulations and reporting requirements were not changed.

The Company crossed the $10.0 billion threshold in 2020. The material consequences to the Company of crossing the $10.0 billion threshold are as follows:

Interchange Fees

Durbin required the Federal Reserve to establish a maximum permissible interchange fee for many types of debit transactions. Interchange fees, also known as "swipe" fees, are charges that merchants pay to card-issuing banks, such as Busey Bank, for processing electronic payment transactions. The Federal Reserve set the maximum interchange fee at 21 cents, plus five basis points of the transaction value. The Federal Reserve also adopted a rule to allow a debit card issuer to recover one cent per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements required by the Federal Reserve. Durbin limitations are applicable to any banking entity with over $10.0 billion in assets and became applicable to Busey Bank on July 1, 2022, following a six-month transition period. Compliance with Durbin has reduced Busey Bank's earnings on the covered debit transactions.

Volcker Rule

The Volcker Rule (also a part of the Dodd-Frank Act) restricts the ability of banking entities (holding companies and their affiliates) with over $10.0 billion in assets to sponsor or invest in private funds, or to engage in certain types of proprietary trading. In October 2019, the Federal Reserve, OCC, FDIC, Commodity Futures Trading Commission, and SEC finalized rules to tailor the application of the Volcker Rule based on the size and scope of a banking entity's trading activities and to clarify and amend certain definitions, requirements, and exemptions. Banking entities have two years (with a possibility of extensions) to comply with the Volcker requirements after crossing the $10.0 billion threshold. The Company does not materially engage in the activities prohibited by the Volcker Rule; therefore, the application of the rule will not have a material effect on the operations of the Company and its subsidiaries.

CFPB Examination and Enforcement

Although the CFPB's rules issued under federal consumer financial protection laws are applicable to all providers of consumer financial services, the CFPB only has examination and enforcement authority over banks with more than $10.0 billion in assets (measured over four consecutive quarters). Busey Bank continues to be examined for compliance with consumer laws by its primary federal regulatory agency, the FDIC, and in August 2022 began the transition to CFPB oversight.

Clearing Swaps Agreements

Banks with over $10.0 billion in assets are required to clear swaps agreements on exchanges. Busey Bank began to comply with the exchange requirement beginning in 2021.

Risk Committee

The Dodd Frank Act required publicly traded bank holding companies with more than $10.0 billion in total consolidated assets to establish and maintain a risk committee. Pursuant to the Federal Reserve's final rules issued under the Regulatory Relief Act, that threshold was increased to $50.0 billion. Although it is not yet required to have a risk committee in place, the Company established a committee comprised of holding company directors in 2018 to oversee risk matters in preparation for future growth.

The Role of Capital

Regulatory capital represents the net assets of a banking organization available to absorb losses. Because of the risks attendant to their business, FDIC-insured institutions generally are required to hold more capital than other businesses, which directly affects the Company's earnings capabilities. Although capital historically has been one of the key measures of the financial health of both bank holding companies and banks, its role became fundamentally more important in the wake of the global financial crisis, as the banking regulators recognized that the amount and quality of capital held by banks prior to the crisis was insufficient to absorb losses during periods of severe stress.

Capital Levels

Banks have been required to hold minimum levels of capital based on guidelines established by the bank regulatory agencies since 1983. The minimums have been expressed in terms of ratios of "capital" divided by "total assets." The capital guidelines for U.S. banks beginning in 1989 have been based upon international capital accords, known as "Basel" rules, adopted by the Basel Committee on Banking Supervision, a committee of central banks and bank supervisors that acts as the primary global standard-setter for prudential regulation, as implemented by the U.S. bank regulatory agencies on an interagency basis. The accords recognized that bank assets for the purpose of the capital ratio calculations needed to be risk weighted (the theory being that riskier assets should require more capital) and that off-balance sheet exposures needed to be factored into the calculations. Following the global financial crisis, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced agreement on a strengthened set of capital requirements for banking organizations around the world, known as Basel III, to address deficiencies recognized in connection with the global financial crisis.

The Basel III Rule

U.S. federal banking agencies adopted the Basel III regulatory capital reforms in pertinent part, and, at the same time, promulgated rules effecting certain changes required by the Dodd-Frank Act (the "Basel III Rule") in regulations that were effective (with a number of phase-ins) in 2015. The Basel III Rule established capital standards for banks and bank holding companies that are meaningfully more stringent than those in place previously: it increased the required quantity and quality of capital; and it required a more complex, detailed, and calibrated assessment of risk in the calculation of risk weightings. The Basel III Rule is applicable to all banking organizations that are subject to minimum capital requirements, including federal and state banks and savings and loan associations, as well as to most bank and savings and loan holding companies. First Busey Corporation and Busey Bank are each subject to the Basel III Rule as described below.

Not only did the Basel III Rule increase most of the required minimum capital ratios in effect prior to January 1, 2015, but also, in requiring that forms of capital be of higher quality to absorb loss, it introduced the concept of Common Equity Tier 1 Capital, which consists primarily of common stock, related surplus (net of Treasury stock), retained earnings, and Common Equity Tier 1 minority interests subject to certain regulatory adjustments. The Basel III Rule also changed the definition of capital by establishing more stringent criteria that instruments must meet to be considered Additional Tier 1 Capital (primarily non-cumulative perpetual preferred stock that meets certain requirements) and Tier 2 Capital (primarily other types of preferred stock and subordinated debt, subject to limitations). The Basel III Rule also constrained the inclusion of minority interests, mortgage-servicing assets, and deferred tax assets in capital and required deductions from Common Equity Tier 1 Capital in the event that such assets exceeded a percentage of a banking institution's Common Equity Tier 1 Capital.

<u>Minimum Capital Ratio Requirements</u>

The Basel III Rule requires **minimum** capital ratios as follows:

- A ratio of Common Equity Tier 1 Capital equal to 4.5% of risk-weighted assets;

- A ratio of Tier 1 Capital equal to 6% of risk-weighted assets;

- A continuation of the minimum required amount of Total Capital (Tier 1 plus Tier 2) at 8% of risk-weighted assets; and

- A leverage ratio of Tier 1 Capital to total quarterly average assets equal to 4% in all circumstances.

<u>Capital Conservation Buffer</u>

In addition, institutions that seek the freedom to make capital distributions (including for dividends and repurchases of stock) and pay discretionary bonuses to executive officers without restriction also must maintain 2.5% in Common Equity Tier 1 Capital attributable to a capital conservation buffer. The purpose of the conservation buffer is to ensure that banking institutions maintain a buffer of capital that can be used to absorb losses during periods of financial and economic stress. Factoring in the conservation buffer increases the minimum ratios depicted above to 7% for Common Equity Tier 1 Capital, 8.5% for Tier 1 Capital and 10.5% for Total Capital.

<u>Well-Capitalized Requirements</u>

The ratios described above are minimum standards for banking organizations to be considered "adequately capitalized." Bank regulatory agencies uniformly encourage banks to hold more capital and be "well-capitalized" and, to that end, federal law and regulations provide various incentives for banking organizations to maintain regulatory capital at levels in excess of minimum regulatory requirements. For example, a banking organization that is well-capitalized may: (i) qualify for exemptions from prior notice or application requirements otherwise applicable to certain types of activities; (ii) qualify for expedited processing of other required notices or applications; and (iii) accept, roll-over or renew brokered deposits. Higher capital levels also could be required if warranted by the particular circumstances or risk profiles of individual banking organizations. For example, the Federal Reserve's capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk, the risks posed by concentrations of credit, nontraditional activities, or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (*i.e.*, Tier 1 Capital less all intangible assets), well above the minimum levels.

Under the capital regulations of the FDIC and Federal Reserve, in order to be well-capitalized, a banking organization must maintain all of the following:

- A Common Equity Tier 1 Capital ratio to risk-weighted assets of 6.5% or more;

- A ratio of Tier 1 Capital to total risk-weighted assets of 8% or more;

- A ratio of Total Capital to total risk-weighted assets of 10% or more; and

- A leverage ratio of Tier 1 Capital to total adjusted average quarterly assets of 5% or greater.

It is possible under the Basel III Rule to be well-capitalized while remaining out of compliance with the capital conservation buffer discussed above.

As of December 31, 2022: (i) Busey Bank was not subject to a directive from the FDIC to increase its capital and (ii) Busey Bank was well-capitalized, as defined by FDIC regulations. As of December 31, 2022, the Company had regulatory capital in excess of the Federal Reserve's requirements and met the requirements to be well-capitalized. The Company also is in compliance with the capital conservation buffer.

Prompt Corrective Action

The concept of an institution being "well-capitalized" is part of a regulatory enforcement regime that provides the federal banking regulators with broad power to take "prompt corrective action" to resolve the problems of depository institutions based on the capital level of each particular institution. The extent of the regulators' powers depends on whether the institution in question is "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," in each case as defined by regulation. Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: (i) requiring the institution to submit a capital restoration plan; (ii) limiting the institution's asset growth and restricting its activities; (iii) requiring the institution to issue additional capital stock (including additional voting stock) or to sell itself; (iv) restricting transactions between the institution and its affiliates; (v) restricting the interest rate that the institution may pay on deposits; (vi) ordering a new election of directors of the institution; (vii) requiring that senior executive officers or directors be dismissed; (viii) prohibiting the institution from accepting deposits from correspondent banks; (ix) requiring the institution to divest certain subsidiaries; (x) prohibiting the payment of principal or interest on subordinated debt; and (xi) ultimately, appointing a receiver for the institution.

Supervision and Regulation of First Busey Corporation

General

First Busey Corporation, as the sole stockholder of Busey Bank, is a bank holding company. As a bank holding company, First Busey Corporation is registered with, and subject to regulation, supervision, and enforcement by, the Federal Reserve under the BHCA. First Busey Corporation is legally obligated to act as a source of financial and managerial strength to Busey Bank and to commit resources to support it in circumstances where we might not otherwise do so. Under the BHCA, First Busey Corporation is subject to periodic examination by the Federal Reserve and is required to file with the Federal Reserve periodic reports of its operations and such additional information regarding First Busey Corporation and Busey Bank as the Federal Reserve may require.

Acquisitions, Activities and Financial Holding Company Election

The primary purpose of a bank holding company is to control and manage banks. The BHCA generally requires the prior approval of the Federal Reserve for any merger involving a bank holding company or any acquisition by a bank holding company of another bank or bank holding company. Subject to certain conditions (including deposit concentration limits established by the BHCA), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the U.S. In approving interstate acquisitions, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its FDIC-insured institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state institutions or their holding companies) and state laws that require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company. Furthermore, in accordance with the Dodd-Frank Act, bank holding companies must be well-capitalized and well-managed in order to effect interstate mergers or acquisitions. For a discussion of the capital requirements, see *"Item 1. Business—Supervision, Regulation and Other Factors—The Role of Capital"* above.

The BHCA generally prohibits bank holding companies from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than that of banking, managing, and controlling banks, or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve prior to November 11, 1999, to be "so closely related to banking ... as to be a proper incident thereto." This authority permits First Busey Corporation to engage in a variety of banking-related businesses, including the ownership and operation of a savings association, or any entity engaged in consumer finance, equipment leasing, and mortgage banking and brokerage services. The BHCA does not place territorial restrictions on the domestic activities of nonbank subsidiaries of bank holding companies.

Additionally, bank holding companies that meet certain eligibility requirements prescribed by the BHCA and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance underwriting and sales, merchant banking and any other activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature or incidental to any such financial activity, or that the Federal Reserve determines by order to be complementary to any such financial activity, as long as the activity does not pose a substantial risk to the safety or soundness of FDIC-insured institutions or the financial system generally. First Busey Corporation has elected to operate as a financial holding company. In order to maintain its status as a financial holding company, First Busey Corporation and Busey Bank must be well-capitalized, well-managed, and Busey Bank must have a least a satisfactory CRA rating. If the Federal Reserve determines that a financial holding company is not well-capitalized or well-managed, the company has a period of time in which to achieve compliance, but during the period of noncompliance, the Federal Reserve may place any limitations on the company it believes to be appropriate. Furthermore, if the Federal Reserve determines that a financial holding company's subsidiary bank has not received a satisfactory CRA rating, that company will not be able to commence any new financial activities or acquire a company that engages in such activities.

Change in Control

Federal law also prohibits any person or company from acquiring "control" of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. "Control" is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise under certain circumstances between 10% and 24.99% ownership.

Capital Requirements

Bank holding companies are required to maintain capital in accordance with Federal Reserve capital adequacy requirements. For a discussion of capital requirements, see *"Item 1. Business—Supervision, Regulation and Other Factors—The Role of Capital"* above.

Dividend Payments

First Busey Corporation's ability to pay dividends to its stockholders may be affected by both general corporate law considerations and the policies of the Federal Reserve applicable to bank holding companies. As a Nevada corporation, First Busey Corporation is subject to the limitations of Nevada law, which allows First Busey Corporation to pay dividends unless, after such dividend, (i) First Busey Corporation would not be able to pay its debts as they become due in the usual course of business or (ii) First Busey Corporation's total assets would be less than the sum of its total liabilities plus any amount that would be needed, if First Busey Corporation were to be dissolved at the time of the dividend payment, to satisfy the preferential rights upon dissolution of stockholders whose rights are superior to the rights of the stockholders receiving the distribution.

As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should eliminate, defer or significantly reduce dividends to stockholders if: (i) the company's net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the prospective rate of earnings retention is inconsistent with the company's capital needs and overall current and prospective financial condition; or (iii) the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Federal Reserve also possesses enforcement powers over bank holding companies and their nonbank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. In addition, under the Basel III Rule, institutions that seek the freedom to pay dividends have to maintain 2.5% in Common Equity Tier 1 Capital attributable to the capital conservation buffer. See *"Item 1. Business—Supervision, Regulation and Other Factors—The Role of Capital"* above.

Incentive Compensation

There have been a number of developments in recent years focused on incentive compensation plans sponsored by bank holding companies and banks, reflecting recognition by the bank regulatory agencies and Congress that flawed incentive compensation practices in the financial industry were one of many factors contributing to the global financial crisis. Layered on top of that are the abuses in the headlines dealing with product cross-selling incentive plans. The result is interagency guidance on sound incentive compensation practices.

The interagency guidance recognized three core principles. Effective incentive plans should: (i) provide employees incentives that appropriately balance risk and reward; (ii) be compatible with effective controls and risk-management; and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. Much of the guidance addresses large banking organizations and, because of the size and complexity of their operations, the regulators expect those organizations to maintain systematic and formalized policies, procedures, and systems for ensuring that the incentive compensation arrangements for all executive and non-executive employees covered by this guidance are identified and reviewed, and appropriately balance risks and rewards. Smaller banking organizations, like First Busey Corporation, that use incentive compensation arrangements are expected to be less extensive, formalized, and detailed than those of the larger banks.

Monetary Policy

The monetary policy of the Federal Reserve has a significant effect on the operating results of financial or bank holding companies and their subsidiaries, which was exacerbated by the COVID-19 pandemic. Among the tools available to the Federal Reserve to affect the money supply are open market transactions in U.S. government securities and changes in the discount rate on bank borrowings. These tools are used in varying combinations to influence overall growth and distribution of bank loans, investments, and deposits, and their use may affect interest rates charged on loans or paid on deposits.

Federal Securities Regulation

First Busey Corporation's common stock is registered with the SEC under the Securities Act and the Exchange Act. Consequently, First Busey Corporation is subject to the information, proxy solicitation, insider trading and other restrictions and requirements of the SEC under the Exchange Act.

Corporate Governance

The Dodd-Frank Act addressed many investor protection, corporate governance, and executive compensation matters that will affect most U.S. publicly traded companies. It increased stockholder influence over boards of directors by requiring companies to give stockholders a nonbinding vote on executive compensation and so-called "golden parachute" payments, and authorizing the SEC to promulgate rules that would allow stockholders to nominate and solicit voters for their own candidates using a company's proxy materials. The legislation also directed the Federal Reserve to promulgate rules prohibiting excessive compensation paid to executives of bank holding companies, regardless of whether such companies are publicly traded.

Supervision and Regulation of Busey Bank

General

Busey Bank is an Illinois-chartered bank. Its deposit accounts are insured by the DIF to the maximum extent provided under federal law and FDIC regulations, currently $250,000 per insured depositor category. As an Illinois-chartered FDIC-insured bank, Busey Bank is subject to the examination, supervision, reporting, and enforcement requirements of the DFPR, the chartering authority for Illinois banks. Busey Bank is also regulated by the FDIC, designated by federal law as the primary federal regulator of insured state banks that, like Busey Bank, are not members of the Federal Reserve System.

Deposit Insurance

As an FDIC-insured institution, Busey Bank is required to pay deposit insurance premium assessments to the FDIC. The FDIC has adopted a risk-based assessment system whereby FDIC-insured institutions pay insurance premiums at rates based on their risk classification. FDIC assessment rates for institutions that have more than $10.0 billion in assets, such as Busey Bank, are calculated based on a "scorecard" methodology that seeks to capture both the probability that an individual large institution will fail and the magnitude of the impact on the DIF if such a failure occurs, based primarily on the difference between the institution's average of total assets and average tangible equity. The FDIC has the ability to make discretionary adjustments to the total score, up or down, based upon significant risk factors that are not adequately captured in the scorecard. For institutions like Busey Bank, after accounting for potential base-rate adjustments, the total assessment rate could range from 1.5 to 40 basis points on an annualized basis. An institution's assessment is determined by multiplying its assessment rate by its assessment base, which is asset based.

The reserve ratio is the DIF balance divided by estimated insured deposits. In response to the global financial crisis, the Dodd-Frank Act increased the minimum reserve ratio from 1.15% to 1.35% of the estimated amount of total insured deposits. Prior to the COVID-19 pandemic, the reserve ratio briefly exceeded the statutory threshold, but, because of extraordinary insured deposit growth caused by an unprecedented inflow of deposits during pandemic, the reserve ratio fell below 1.35% and continues to be below the threshold. The FDIC staff closely monitors the factors that affect the reserve ratio, and in order to raise the reserve ratio to 1.35% by September 30, 2028, the FDIC increased the initial deposit insurance rates by two basis points, beginning with the first quarterly assessment period of the 2023 assessments. As a result of this change, the Bank's FDIC insurance assessment rate will increase beginning in 2023.

The DIF balance was approximately $125.5 billion on September 30, 2022, up $1.0 billion from the end of the second quarter. The reserve ratio remained at 1.26%, as growth in the fund balance kept pace with growth in insured deposits. The FDIC staff continues to closely monitor the factors that affect the reserve ratio, and any change could impact FDIC assessments.

Supervisory Assessments

All Illinois-chartered banks are required to pay supervisory assessments to the DFPR to fund the operations of that agency. The amount of the assessment is calculated on the basis of each bank's total assets. During the year ended December 31, 2022, Busey Bank paid supervisory assessments to the DFPR totaling approximately $0.9 million.

Capital Requirements

Banks are generally required to maintain capital levels in excess of other businesses. For a discussion of capital requirements, see *"Item 1. Business—Supervision, Regulation and Other Factors—The Role of Capital"* above.

Liquidity Requirements

Liquidity is a measure of the ability and ease with which bank assets may be converted to cash. Liquid assets are those that can be converted to cash quickly if needed to meet financial obligations. To remain viable, FDIC-insured institutions must have enough liquid assets to meet their near-term obligations, such as withdrawals by depositors. Because the global financial crisis was in part a liquidity crisis, Basel III also includes a liquidity framework that requires FDIC-insured institutions to measure their liquidity against specific liquidity tests. One test, referred to as the LCR, is designed to ensure that the banking entity has an adequate stock of unencumbered high-quality liquid assets that can be converted easily and immediately in private markets into cash to meet liquidity needs for a 30-calendar day liquidity stress scenario. The other test, known as the NSFR, is designed to promote more medium- and long-term funding of the assets and activities of FDIC-insured institutions over a one-year horizon. These tests provide an incentive for banks and holding companies to increase their holdings in Treasury securities and other sovereign debt as a component of assets, increase the use of long-term debt as a funding source and rely on stable funding like core deposits (in lieu of brokered deposits).

In addition to liquidity guidelines already in place, federal bank regulatory agencies implemented the Basel III LCR in September 2014, which requires large financial firms to hold levels of liquid assets sufficient to protect against constraints on their funding during times of financial turmoil, and in 2016 proposed implementation of the NSFR. While these rules do not, and will not, apply to Busey Bank, it continues to review its liquidity risk management policies in light of developments.

Dividend Payments

The primary source of funds for the Company is dividends from Busey Bank. Under Illinois banking law, Illinois-chartered banks generally may pay dividends only out of undivided profits. The DFPR may restrict the declaration or payment of a dividend by an Illinois-chartered bank. The payment of dividends by any FDIC-insured institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a FDIC-insured institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. Notwithstanding the availability of funds for dividends, the FDIC and the DFPR may prohibit the payment of dividends by Busey Bank if either or both determine such payment would constitute an unsafe or unsound practice. In addition, under the Basel III Rule, institutions that seek the freedom to pay dividends have to maintain 2.5% in Common Equity Tier 1 Capital attributable to the capital conservation buffer.

State Bank Investments and Activities

Busey Bank is permitted to make investments and engage in activities directly or through subsidiaries as authorized by Illinois law. However, under federal law and FDIC regulations, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. Federal law and FDIC regulations also prohibit FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank unless the bank meets, and continues to meet, its minimum regulatory capital requirements, and the FDIC determines that the activity would not pose a significant risk to the DIF. These restrictions have not had, and are not currently expected to have, a material impact on the operations of Busey Bank.

Insider Transactions

Busey Bank is subject to certain restrictions imposed by federal law on "covered transactions" between Busey Bank and its "affiliates." The Company is an affiliate of Busey Bank for purposes of these restrictions, and covered transactions subject to the restrictions include extensions of credit to the Company, investments in the stock or other securities of the Company, and the acceptance of the stock or other securities of the Company as collateral for loans made by Busey Bank. The Dodd-Frank Act enhanced the requirements for certain transactions with affiliates, including an expansion of the definition of "covered transactions" and an increase in the amount of time for which collateral requirements regarding covered transactions must be maintained.

Certain limitations and reporting requirements are also placed on extensions of credit by Busey Bank to its directors and officers, to directors and officers of First Busey Corporation and its subsidiaries, to principal stockholders of First Busey Corporation, and to "related interests" of such directors, officers, and principal stockholders. In addition, federal law and regulations may affect the terms upon which any person who is a director or officer of First Busey Corporation or Busey Bank, or a principal stockholder of First Busey Corporation, may obtain credit from banks with which Busey Bank maintains a correspondent relationship.

Safety and Soundness Standards/Risk Management

Federal banking agencies have adopted operational and managerial standards to promote the safety and soundness of FDIC-insured institutions. The standards apply to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality, and earnings.

In general, the safety and soundness standards prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. While regulatory standards do not have the force of law, if an institution operates in an unsafe and unsound manner, the FDIC-insured institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If an FDIC-insured institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the FDIC-insured institution's rate of growth, require the FDIC-insured institution to increase its capital, restrict the rates the institution pays on deposits, or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with safety and soundness may also constitute grounds for other enforcement action by the federal bank regulatory agencies, including cease and desist orders and civil money penalty assessments.

During the past decade, bank regulatory agencies have increasingly emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of the FDIC-insured institutions they supervise. Properly managing risk has been identified as critical to the conduct of safe and sound banking activities, and has become even more important as new technologies, product innovation, and the size and speed of financial transactions have changed the nature of banking markets. The agencies have identified a spectrum of risks facing a banking institution including, but not limited to, credit, market, liquidity, operational, legal, and reputational risk. The key risk themes identified by the Company for 2023 are discussed under *"Item 1A. Risk Factors"* below. Busey Bank is expected to have active board and senior management oversight; adequate policies, procedures, and limits; adequate risk measurement, monitoring, and management information systems; and comprehensive internal controls.

Privacy and Cybersecurity

Busey Bank is subject to many U.S. federal and state laws and regulations governing requirements for maintaining policies and procedures to protect non-public confidential information of its customers. These laws require Busey Bank to periodically disclose its privacy policies and practices relating to sharing such information and permit consumers to opt out of their ability to share information with unaffiliated third parties under certain circumstances. They also impact Busey Bank's ability to share certain information with affiliates and non-affiliates for marketing and/or non-marketing purposes, or to contact customers with marketing offers. In addition, Busey Bank is required to implement a comprehensive information security program that includes administrative, technical, and physical safeguards to ensure the security and confidentiality of customer records and information. These security and privacy policies and procedures, for the protection of personal and confidential information, are in effect across all businesses and geographic locations.

Branching Authority

Illinois banks, such as Busey Bank, have the authority under Illinois law to establish branches anywhere in the State of Illinois, subject to receipt of all required regulatory approvals. The Dodd-Frank Act permits well-capitalized and well-managed banks to establish new interstate branches or acquire individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) without impediments. Federal law permits state and national banks to merge with banks in other states subject to: (i) regulatory approval; (ii) federal and state deposit concentration limits; and (iii) state law limitations requiring the merging bank to have been in existence for a minimum period of time (not to exceed five years) prior to the merger.

Transaction Account Reserves

Federal law requires FDIC-insured institutions to maintain reserves against their transaction accounts (primarily NOW and regular checking accounts) to provide liquidity. The amount of reserves is determined by the Federal Reserve based on tranches of zero, three, and ten percent of a bank's transaction account deposits. However, in March 2020, in an unprecedented move, the Federal Reserve announced that the banking system had ample reserves, and, as reserve requirements no longer played a significant role in this regime, it reduced all reserve tranches to zero percent, thereby freeing banks from the legally mandated reserve maintenance requirement. The action permits Busey Bank to loan or invest funds that previously were unavailable. The Federal Reserve has indicated that it expects to continue to operate in an ample reserves regime for the foreseeable future.

Community Reinvestment Act Requirements

The CRA requires Busey Bank to have a continuing and affirmative obligation in a safe and sound manner to help meet the credit needs of the entire community, including low- and moderate-income neighborhoods. Federal regulators regularly assess Busey Bank's record of meeting the credit needs of its communities. Applications for additional acquisitions would be affected by the evaluation of Busey Bank's effectiveness in meeting its CRA requirements.

In May 2022, the bank regulatory agencies issued a notice of proposed rulemaking called the Joint Proposal to Strengthen and Modernize Community Reinvestment Act Regulations (the "CRA Proposal"). The CRA Proposal is designed to update how CRA activities qualify for consideration, where CRA activities are considered, and how CRA activities are evaluated. More specifically, the bank regulatory agencies described the goals of the CRA Proposal as follows: (i) to expand access to credit, investment, and basic banking services in low and moderate-income communities; (ii) to adapt to changes in the banking industry, including mobile and internet banking by modernizing assessment areas while maintaining a focus on branch based areas; (iii) to provide greater clarity, consistency, and transparency in the application of the regulations through the use of standardized metrics as part of CRA evaluations and clarifying eligible CRA activities focused on low- and moderate-income communities and under-served rural communities; (iv) to tailor CRA rules and data collection to bank size and business model; and (v) to maintain a unified approach among the regulators. A final rule has not yet been issued.

In 2022, Busey Bank, like all Illinois chartered banks, became subject to state level CRA standards, following passage of the Illinois CRA. This means that, in addition to the federal CRA review, Busey Bank will be reviewed by the DFPR to assess Busey Bank's record of meeting the credit needs of its communities. Like the potential impact under the federal CRA, applications for additional acquisitions or activities would be affected by the evaluation of Busey Bank's effectiveness in meeting its Illinois CRA requirements.

Anti-Money Laundering

The USA PATRIOT Act, the Bank Secrecy Act and other similar laws are designed to deny terrorists and criminals the ability to obtain access to the U.S. financial system and have significant implications for FDIC-insured institutions and other businesses involved in the transfer of money. These laws mandate financial services companies to have policies and procedures with respect to measures designed to address the following matters: (i) customer identification programs; (ii) money laundering; (iii) terrorist financing; (iv) identifying and reporting suspicious activities and currency transactions; (v) currency crimes; and (vi) cooperation between FDIC-insured institutions and law enforcement authorities.

Concentrations in Commercial Real Estate

Concentration risk exists when FDIC-insured institutions deploy too many assets to any one industry or segment. A concentration in CRE is one example of regulatory concern. The interagency CRE Guidance provides supervisory criteria, including the following numerical indicators, to assist bank examiners in identifying banks with potentially significant CRE loan concentrations that may warrant greater supervisory scrutiny: (i) CRE loans exceeding 300% of capital and increasing 50% or more in the preceding three years; or (ii) construction and land development loans exceeding 100% of capital. The CRE Guidance does not limit banks' levels of CRE lending activities, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their CRE concentrations. On December 18, 2015, federal banking agencies issued a statement to reinforce prudent risk-management practices related to CRE lending, having observed substantial growth in many CRE asset and lending markets, increased competitive pressures, rising CRE concentrations in banks, and an easing of CRE underwriting standards. Federal bank agencies reminded FDIC-insured institutions to maintain underwriting discipline and exercise prudent risk-management practices to identify, measure, monitor, and manage the risks arising from CRE lending. In addition, FDIC-insured institutions must maintain capital commensurate with the level and nature of their CRE concentration risk. As of December 31, 2022, Busey Bank did not exceed these guidelines.

Consumer Financial Services

The historical structure of federal consumer protection regulation applicable to all providers of consumer financial products and services changed significantly on July 21, 2011, when the CFPB commenced operations to supervise and enforce consumer protection laws. The CFPB has broad rulemaking authority for a wide range of consumer protection laws that apply to all providers of consumer products and services, including Busey Bank, as well as the authority to prohibit "unfair, deceptive or abusive" acts and practices. The CFPB has examination and enforcement authority over providers with more than $10.0 billion in assets. In August 2022 the CFPB began the process of assuming supervisory authority over Busey Bank.

Because abuses in connection with residential mortgages were a significant factor contributing to the financial crisis, many new rules issued by the CFPB and required by the Dodd-Frank Act addressed mortgage and mortgage-related products, their underwriting, origination, servicing, and sales. The Dodd-Frank Act significantly expanded underwriting requirements applicable to loans secured by 1-4 family residential real property, and augmented federal law combating predatory lending practices. In addition to numerous disclosure requirements, the Dodd-Frank Act imposed new standards for mortgage loan originations on all lenders, including banks and savings associations, in an effort to strongly encourage lenders to verify a borrower's ability to repay, while also establishing a presumption of compliance for certain "qualified mortgages." The CFPB has from time to time released additional rules as to qualified mortgages and the borrower's ability to repay. The CFPB's rules have not had a significant impact on the Bank's operations, except for higher compliance costs.

Supervision and Regulation of Busey Risk Management

First Busey Risk Management, incorporated in Nevada, is a captive insurance company which insures against certain risks unique to the operations of the Company and its subsidiaries and for which insurance may not be currently available or economically feasible in today's insurance marketplace. First Busey Risk Management is subject to regulations of the State of Nevada and periodic examinations by the Nevada Division of Insurance.

EXECUTIVE OFFICERS

Following is a description of the business experience for at least the past five years of our executive officers.

Van A. Dukeman. Mr. Dukeman, age 64, has served as a Director, Chief Executive Officer and President of First Busey since August 2007. Prior to August 2007, Mr. Dukeman served as a Director, Chief Executive Officer and President of Main Street Trust, Inc. from May 1998 until its merger with First Busey.

Robin N. Elliott. Mr. Elliott, age 46, was appointed President and Chief Executive Officer of Busey Bank in April 2019, and also became the President and CEO of FirsTech in December 2022. Prior to that, he served as Chief Operating Officer of First Busey since February 2016 and Chief Financial Officer of First Busey since January 2014. Mr. Elliott had previously served as Director of the Business Banking Group of Busey Bank since November 2011. Prior to that appointment, he had served as Director of Finance & Treasury since joining the organization in 2006.

Jeffrey D. Jones. Mr. Jones, age 49, was appointed Chief Financial Officer of First Busey in July 2019. Prior to that, he was Co-Head of the US Depository Group and Head of Depository Investment Banking with Stephens, Inc., since 2015.

Monica L. Bowe. Ms. Bowe, age 49, has served as Chief Risk Officer of First Busey since January 2020. Prior to that, she served as Senior Director of Operational Risk Program Management at KeyBank, a subsidiary of KeyCorp headquartered in Cleveland, Ohio, since 2015.

John J. Powers. Mr. Powers, age 67, has served as General Counsel of First Busey since December 2011. Prior to that, he was a stockholder of Meyer Capel, P.C., a law firm based in Champaign, Illinois, since 1998.

Amy L. Randolph. Mrs. Randolph, age 48, was appointed Chief of Staff in April 2017. Prior to that appointment she served as Executive Vice President and Chief Brand Officer since March 2014. Prior to March 2014, she served as Senior Vice President of Growth Strategies since 2008.

HUMAN CAPITAL

First Busey is built upon a strong commitment to associate, customer, stockholder, and community experiences. Our associates are the cornerstone of this unwavering commitment. Busey's vision, Service Excellence in Everything We Do, starts with dedication to our associates. We are deeply humbled to be consistently recognized nationally and locally throughout our footprint for this steadfastness. Nationally, the organization is named among America's Best Banks by *Forbes;* the Best Banks to Work For by *American Banker* since 2016; the Best Places to Work in Money Management by Pension and Investments since 2018; and a Leading Disability Employer by the National Organization on Disability. Locally, Busey has been voted as one of the Best Places to Work in Illinois since 2016 and a Best Company to Work For in Florida since 2017. From exceeding the needs of customers and colleagues to serving our communities selflessly, our associates show unmatched dedication to Busey. Their shared experiences are what make these and other awards possible. Since we opened our doors 155 years ago, we have maintained our core values, creating a strong foundation and shaping our inclusive culture.

Busey remains committed to bringing diversity and inclusion to our organization, the banking profession, and the communities where we live and work. Busey is dedicated to attracting and retaining talent across a variety of backgrounds and experiences. A diverse team—one with varying beliefs and opinions—promotes productivity, creativity, and innovation, while better meeting and exceeding the needs of a diverse customer base. Recruiting, supporting, and retaining a diversified workforce with varying perspectives and ideas, while having an inclusive culture, is the foundation of our core values—One Busey. Our endeavors in this regard are reported to the Employee Benefit and Compensation Committee, as well as the Board's Enterprise Risk Committee, which hold the organization accountable to this core value at the highest levels of management. We maintain an Affirmative Action Plan, the results of which – including proactive steps for inclusion – are reviewed by this same group. Busey supports and empowers women in the workplace as reflected in our gender-diverse workforce. In 2022, women comprised 60% of Busey's total number of associates, and made up 25% of our senior leadership, providing meaningful contributions not only within the organization but throughout the communities we serve.

Associate engagement is an important barometer of our cultural health. We regularly solicit feedback to understand the views of our associates about their work environment and Busey's culture. The results from engagement surveys are used to implement programs and processes designed to enhance engagement and improve the associate experience. With a strong 90% participation rate and an approach focused on continuous improvement, 2022 results increased to the highest scores in Busey's history. One such way to keep associates informed and engaged is through our quarterly update calls, which are conducted by Busey leadership. These calls provide important information about the financial health of the Company, but more importantly they provide a cultural touchpoint to solidify Busey's commitment to our number one asset – our associates. A tenet of our engaged culture is a commitment to investing in associates through unique, award-winning training and development programs. In 2022, 52% of our associate base engaged in talent and leadership development programs. Since 2017, Busey has been a proud recipient of the Association for Talent Development's BEST Award, which is presented to organizations that demonstrate enterprise-wide success as a result of employee talent development.

Additionally, we care about the health and well-being of our associates and their families, as evidenced in the 94% participation rate in our innovative, holistic health and wellness program, B Well. Investments in B Well include a stress management and mental wellness component, lifesaving biometric screenings, a corporate health and wellness coach, onsite wellness center, health club reimbursements, on-demand wellness streaming service and Health Savings Account investments funded by the Company. In 2022, Busey was honored to be recognized among the 2022 Illinois' Healthiest Employers, by global health insurer Cigna and Crain's Content Studio marking the fifth year the Company was named among this elite group.

As of December 31, 2022, First Busey and our subsidiaries had a total of 1,497 full-time equivalents. Geographic distribution of our associates is as follows:

	As of December 31, 2022		
	Full-time	Part-time	Total
Busey associates by state			
Illinois	1,008	86	1,094
Missouri	163	6	169
Florida	73	1	74
Indiana	20	1	21
Remote	186	—	186
Total number of associates	1,450	94	1,544

SECURITIES AND EXCHANGE COMMISSION REPORTING AND OTHER INFORMATION

First Busey's website address is www.busey.com. We make available on this website our Annual Reports, Quarterly Reports, Current Reports, and any amendments thereto, as soon as reasonably practicable after such reports are filed or furnished with the SEC, and in any event, on the same day as such filing with the SEC. Reference to this website does not constitute incorporation by reference of the information contained on the website and it should not be considered part of this document. First Busey has adopted a code of ethics applicable to our employees, officers, and directors. The text of this code of ethics may be found under "Investor Relations" on our website.

NON-GAAP FINANCIAL INFORMATION

This Annual Report contains certain financial information determined by methods other than in accordance with GAAP. Management uses these non-GAAP financial measures and non-GAAP ratios, together with the related GAAP financial measures, in analysis of the Company's performance and in making business decisions, as well as for comparison to the Company's peers. The Company believes the adjusted measures are useful for investors and management to understand the effects of certain non-recurring noninterest items and provide additional perspective on the Company's performance over time.

Non-GAAP disclosures have inherent limitations and are not audited. They should not be considered in isolation or as a substitute for the results reported in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Tax effected numbers included in these non-GAAP disclosures are based on estimated statutory rates and effective rates as appropriate.

A listing of the Company's non-GAAP financial measures and ratios are shown in the table below, together with the related GAAP financial measures.

GAAP Financial Measures	Related Non-GAAP Financial Measures	Related Non-GAAP Ratios
Net interest income Total noninterest income Net security gains and losses Total noninterest expense	Pre-provision net revenue	Pre-provision net revenue to average assets
	Adjusted pre-provision net revenue	Adjusted pre-provision net revenue to average assets
Net income	Adjusted net income	Adjusted diluted earnings per share
		Adjusted return on average assets
		Adjusted return on average tangible common equity
Average common equity	Average tangible common equity	Return on average tangible common equity
		Adjusted return on average tangible common equity
Net interest income	Tax-equivalent net interest income	Net interest margin
	Adjusted net interest income	Adjusted net interest margin
Net interest income Total noninterest income Net security gains and losses	Tax-equivalent revenue	Efficiency ratio
		Adjusted efficiency ratio
		Adjusted core efficiency ratio
Total noninterest expense Amortization of intangible assets	Non-interest expense excluding amortization of intangible assets	Efficiency ratio
	Adjusted noninterest expense	Adjusted efficiency ratio
	Adjusted core expense	Adjusted core efficiency ratio
Total noninterest expense	Noninterest expense, excluding non-operating adjustments	
Total assets Goodwill and other intangible assets, net	Tangible assets	Tangible common equity to tangible assets
Total stockholders' equity Goodwill and other intangible assets, net	Tangible common equity	Tangible common equity to tangible assets
	Tangible book value	Tangible book value per common share
Portfolio loans	Core loans	Core loans to portfolio loans
		Core loans to core deposits
Total deposits	Core deposits	Core deposits to total deposits
		Core loans to core deposits

A reconciliation of non-GAAP financial measures to what management believes to be the most directly comparable GAAP financial measures appears below.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES *(unaudited)*
Pre-Provision Net Revenue, Adjusted Pre-Provision Net Revenue,
Pre-Provision Net Revenue to Average Assets, and Adjusted Pre-Provision Net Revenue to Average Assets
(dollars in thousands)

		Years Ended December 31,		
		2022	**2021**	**2020**
PRE-PROVISION NET REVENUE				
Net interest income		$ 323,438	$ 270,698	$ 282,935
Total noninterest income		126,803	132,804	118,265
Net security (gains) losses		2,133	(3,070)	(1,331)
Total noninterest expense		(283,881)	(261,780)	(234,197)
Pre-provision net revenue	[a]	$ 168,493	$ 138,652	$ 165,672
Non-GAAP adjustments:				
Acquisition and other restructuring expenses		4,537	17,351	10,711
Provision for unfunded commitments		61	(774)	1,822
Amortization of New Markets Tax Credits		6,333	5,563	2,311
Adjusted pre-provision net revenue	[b]	$ 179,424	$ 160,792	$ 180,516
Average total assets	[c]	$ 12,492,948	$ 11,904,935	$ 10,292,256
Reported: Pre-provision net revenue to average assets	[a÷c]	1.35%	1.16%	1.61%
Adjusted: Pre-provision net revenue to average assets	[b÷c]	1.44%	1.35%	1.75%

Adjusted Net Income, Adjusted Diluted Earnings Per Share, Adjusted Return on Average Assets,
Average Tangible Common Equity, Return on Average Tangible Common Equity, and
Adjusted Return on Average Tangible Common Equity

(dollars in thousands, except per share amounts)

			Years Ended December 31,				
			2022		2021		2020
NET INCOME ADJUSTED FOR NON-OPERATING ITEMS							
Net income	[a]	$	128,311	$	123,449	$	100,344
Non-GAAP adjustments:							
Acquisition expenses:							
Salaries, wages, and employee benefits			587		7,347		—
Data processing			214		3,700		56
Loss on leases or fixed asset impairment			—		—		479
Professional fees, occupancy, and other			258		2,599		864
Other restructuring expenses:							
Salaries, wages, and employee benefits			2,409		472		2,470
Loss on leases or fixed asset impairment			986		3,227		6,657
Professional fees, occupancy, and other			83		6		185
Related tax benefit			(938)		(3,692)		(2,327)
Adjusted net income	[b]	$	131,910	$	137,108	$	108,728
DILUTED EARNINGS PER SHARE							
Diluted average common shares outstanding	[c]		56,137,164		56,008,805		54,826,939
Reported: Diluted earnings per share	[a÷c]	$	2.29	$	2.20	$	1.83
Adjusted: Diluted earnings per share	[b÷c]		2.35		2.45		1.98
RETURN ON AVERAGE ASSETS							
Average total assets	[d]		12,492,948		11,904,935		10,292,256
Reported: Return on average assets	[a÷d]		1.03%		1.04%		0.97%
Adjusted: Return on average assets	[b÷d]		1.06%		1.15%		1.06%
RETURN ON AVERAGE TANGIBLE COMMON EQUITY							
Average common equity		$	1,195,171	$	1,324,862	$	1,240,374
Average goodwill and other intangible assets, net			(370,424)		(372,593)		(368,624)
Average tangible common equity	[e]	$	824,747	$	952,269	$	871,750
Reported: Return on average tangible common equity	[a÷e]		15.56%		12.96%		11.51%
Adjusted: Return on average tangible common equity	[b÷e]		15.99%		14.40%		12.47%

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES *(unaudited)*

Adjusted Net Interest Income and Adjusted Net Interest Margin

(dollars in thousands)

		Years Ended December 31,		
		2022	2021	2020
Net interest income		$ 323,438	$ 270,698	$ 282,935
Non-GAAP adjustments:				
Tax-equivalent adjustment		2,199	2,355	2,740
Tax-equivalent net interest income	[a]	325,637	273,053	285,675
Purchase accounting accretion related to business combinations		(3,134)	(7,151)	(10,391)
Adjusted net interest income	[b]	$ 322,503	$ 265,902	$ 275,284
Average interest-earning assets	[c]	$ 11,473,063	$ 10,978,116	$ 9,417,938
Reported: Net interest margin	[a÷c]	2.84%	2.49%	3.03%
Adjusted: Net interest margin	[b÷c]	2.81%	2.42%	2.92%

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES *(unaudited)*
Noninterest Expense Excluding Amortization of Intangible Assets, Adjusted Noninterest Expense, Adjusted Core Expense, Noninterest Expense Excluding Non-operating Adjustments, Efficiency Ratio, Adjusted Efficiency Ratio, and Adjusted Core Efficiency Ratio
(dollars in thousands)

		Years Ended December 31,		
		2022	**2021**	**2020**
Net interest income		$ 323,438	$ 270,698	$ 282,935
Non-GAAP adjustments:				
Tax-equivalent adjustment		2,199	2,355	2,740
Tax-equivalent net interest income		325,637	273,053	285,675
Total noninterest income		126,803	132,804	118,265
Non-GAAP adjustments:				
Net security (gains) losses		2,133	(3,070)	(1,331)
Noninterest income excluding net securities gains and losses		128,936	129,734	116,934
Tax-equivalent revenue	[a]	$ 454,573	$ 402,787	$ 402,609
Total noninterest expense		$ 283,881	$ 261,780	$ 234,197
Non-GAAP adjustments:				
Amortization of intangible assets	[b]	(11,628)	(11,274)	(10,008)
Non-interest expense excluding amortization of intangible assets	[c]	272,253	250,506	224,189
Non-operating adjustments:				
Salaries, wages, and employee benefits		(2,996)	(7,819)	(2,470)
Data processing		(214)	(3,700)	(56)
Lease or fixed asset impairment		(986)	(3,227)	(7,136)
Professional fees and other		(341)	(2,605)	(1,049)
Adjusted noninterest expense	[f]	267,716	233,155	213,478
Provision for unfunded commitments		(61)	774	(1,822)
Amortization of New Markets Tax Credits		(6,333)	(5,563)	(2,311)
Adjusted core expense	[g]	$ 261,322	$ 228,366	$ 209,345
Noninterest expense, excluding non-operating adjustments	[f-b]	$ 279,344	$ 244,429	$ 223,486
Reported: Efficiency ratio	[c÷a]	59.89%	62.19%	55.68%
Adjusted: Efficiency ratio	[f÷a]	58.89%	57.89%	53.02%
Adjusted: Core efficiency ratio	[g÷a]	57.49%	56.70%	52.00%

Tangible Book Value and Tangible Book Value Per Common Share

(dollars in thousands, except per share amounts)

		As of December 31,	
		2022	2021
Total stockholders' equity		$ 1,145,977	$ 1,319,112
Goodwill and other intangible assets, net		(364,296)	(375,924)
Tangible book value	[a]	$ 781,681	$ 943,188
Ending number of common shares outstanding	[b]	55,279,124	55,434,910
Tangible book value per common share	[a÷b]	$ 14.14	$ 17.01

Tangible Common Equity and Tangible Common Equity to Tangible Assets

(dollars in thousands)

		As of December 31,	
		2022	2021
Total assets		$12,336,677	$12,859,689
Non-GAAP adjustments:			
Goodwill and other intangible assets, net		(364,296)	(375,924)
Tax effect of other intangible assets[1]		8,847	16,254
Tangible assets	[a]	$11,981,228	$12,500,019
Total stockholders' equity		$ 1,145,977	$ 1,319,112
Non-GAAP adjustments:			
Goodwill and other intangible assets, net		(364,296)	(375,924)
Tax effect of other intangible assets[1]		8,847	16,254
Tangible common equity	[b]	$ 790,528	$ 959,442
Tangible common equity to tangible assets[2]	[b÷a]	6.60 %	7.68 %

---

1. Net of estimated deferred tax liability.
2. Tax-effected measure.

Core Loans, Core Loans to Portfolio Loans,
Core Deposits, Core Deposits to Total Deposits, and Core Loans to Core Deposits
(dollars in thousands)

| | | As of December 31, | |
		2022	2021
Portfolio loans	[a]	$ 7,725,702	$ 7,188,998
Non-GAAP adjustments:			
PPP loans amortized cost		(845)	(74,958)
Core loans	[b]	$ 7,724,857	$ 7,114,040
Total deposits	[c]	$10,071,280	$10,768,577
Non-GAAP adjustments:			
Brokered transaction accounts		(1,303)	(2,248)
Time deposits of $250,000 or more		(120,377)	(137,449)
Core deposits	[d]	$ 9,949,600	$10,628,880
RATIOS			
Core loans to portfolio loans	[b÷a]	99.99 %	98.96 %
Core deposits to total deposits	[d÷c]	98.79 %	98.70 %
Core loans to core deposits	[b÷d]	77.64 %	66.93 %

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in or incorporated by reference into this Annual Report that are not historical facts may constitute forward-looking statements within the meaning of Section 27A Securities Act, and Section 21E of the Exchange Act. These forward-looking statements are covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These statements, which are based on certain assumptions and estimates and describe our future plans, strategies, and expectations, can generally be identified by the use of the words "may," "will," "should," "could," "would," "goal," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," "target," "aim" and similar expressions. These forward-looking statements include statements relating to our projected growth, anticipated future financial performance, financial condition, credit quality, and management's long-term performance goals, as well as statements relating to the anticipated effects on results of operations and financial condition from expected developments or events, our business and growth strategies, and any other statements that are not historical facts.

These forward-looking statements are subject to significant risks, assumptions, and uncertainties, and could be affected by many factors. Factors that could have a material adverse effect on our financial condition, results of operations, and future prospects can be found under *"Item 1A. Risk Factors"* in this Annual Report and elsewhere in our periodic and current reports filed with the SEC. These factors include, but are not limited to, the following:

- the strength of the local, state, national, and international economy (including effects of inflationary pressures and supply chain constraints);

- the economic impact of any future terrorist threats or attacks, widespread disease or pandemics (including the Coronavirus Disease 2019 pandemic), or other adverse external events that could cause economic deterioration or instability in credit markets (including Russia's invasion of Ukraine);

- changes in state and federal laws, regulations, and governmental policies concerning First Busey's general business;

- changes in accounting policies and practices;

- changes in interest rates and prepayment rates of First Busey's assets (including the impact of the LIBOR phase-out);

- increased competition in the financial services sector and the inability to attract new customers;

- changes in technology and the ability to develop and maintain secure and reliable electronic systems;

- the loss of key executives or associates;

- changes in consumer spending;

- unexpected results of current and/or future acquisitions, which may include failure to realize the anticipated benefits of any acquisition and the possibility that transaction costs may be greater than anticipated;

- unexpected outcomes of existing or new litigation involving First Busey;

- the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards; and

- other factors and risks described under *"Item 1A. Risk Factors"* herein.

Because of those risks and other uncertainties, our actual future results, performance, achievement, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations are not necessarily indicative of our future results.

You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. We are not undertaking an obligation to update these forward-looking statements, even though circumstances may change in the future, except as required under federal securities law. We qualify all of our forward-looking statements by these cautionary statements.

ITEM 1A. RISK FACTORS

This section highlights the risks management believes could adversely affect our financial performance. Additional possible risks that could affect the Company adversely and cannot be predicted may arise at any time. Other risks that are immaterial at this time may also have an adverse impact on our future financial condition.

ECONOMIC AND MARKET RISKS

Conditions in the financial market and economic conditions, including conditions in the states in which it operates, generally may adversely affect the Company's business.

The Company's general financial performance is highly dependent upon the business environment in the markets where it operates and, in particular, the ability of borrowers to pay interest on, and repay principal of, outstanding loans, and value of collateral securing those loans, as well as demand for loans and other products and services it offers. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, low unemployment, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment, natural disasters, or a combination of these or other factors.

Uncertainty regarding economic conditions may result in changes in consumer and business spending, borrowing and savings habits. Downturns in the markets where our banking operations occur could result in a decrease in demand for our products and services, an increase in loan delinquencies and defaults, high or increased levels of problem assets and foreclosures, and reduced wealth management fees resulting from lower asset values. Such conditions could adversely affect the credit quality of our loans, financial condition, and results of operations.

The Company currently conducts its banking operations in central and suburban Chicago, Illinois; the St. Louis, Missouri metropolitan area; central Indiana; and southwest Florida. The financial condition of the State of Illinois, in which the largest portion of the Company's customer base resides, is characterized with low credit ratings and declines in population. The Company operates in markets with significant university and healthcare presence, which rely heavily on state and federal funding and contracts. Timely payments by the State of Illinois to its vendors and government-sponsored entities, as well as potential federal changes to healthcare laws, could affect the Company's primary market areas, which could in turn affect its financial condition and results of operations. A small part of the company's business resides in Florida, which is frequently affected by inclement weather. On September 28, 2022, Hurricane Ian, a large and destructive Category 4 Atlantic hurricane made landfall in southwest Florida and surrounding areas which resulted in the temporary closure of our banking centers. The Company's business continuity practices allowed for rapid restoration of service and strong support of Florida associates.

Market volatility and changes in interest rates could have an adverse effect on the Company.

Changes in interest rates could affect the level of assets and liabilities held on the Company's balance sheet and the revenue that the Company earns from net interest income, as earnings and profitability depend significantly on our net interest income. Net interest income represents the difference between interest income and fees earned on interest-earning assets, such as loans and investment securities, and interest expense incurred on interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are sensitive to many factors that are beyond the Company's control, including general economic conditions and policies of various governmental and regulatory agencies, including the FOMC.

The Company's wealth management business has also been negatively impacted by changes in general economic conditions and the conditions in the financial and securities markets, which has affected the values of assets under care. Management contracts generally provide for fees payable for wealth management services based on the market value of assets under care. Because most of the Company's contracts provide for a fee based on market values of securities, declines in securities prices may have an adverse effect on the Company's results of operations from this business. Market declines and reductions in the value of customers' wealth management accounts could also result in the loss of wealth management customers, including those who are also banking customers.

It is currently expected that during 2023, and perhaps beyond, the FOMC will continue to increase interest rates to reduce the rate of inflation. In 2022, the FOMC increased, at various dates throughout the year, the target range for the federal funds rate from 0.00% to 0.25% to a range of 4.25% to 4.50%. All of these increases were expressly made in response to inflationary pressures, which are currently expected to continue in 2023. If the FOMC further increases the targeted federal funds rates, overall interest rates likely will rise, which may negatively impact the entire national economy. In addition, our net interest income could be adversely affected if the rates we pay on deposits and borrowings increase more rapidly than the rates we earn on loans and other assets. Rising interest rates also may reduce the demand for loans and the value of fixed-rate investment securities. These effects from interest rate changes or from other sustained economic stress or a recession, among other matters, could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Given the complex factors affecting the strength of the U.S. economy, including uncertainties regarding the persistence of inflation, geopolitical developments such as the war in Ukraine and resulting disruptions in the global energy market, the effects of the pandemic in China, and tight labor market conditions and supply chain issues, there is a meaningful risk that the Federal Reserve and other central banks may raise interest rates too much, thereby limiting economic growth and potentially causing an economic recession. This could decrease loan demand, harm the credit characteristics of our existing loan portfolio, and decrease the value of collateral securing loans in the portfolio.

Changes in monetary policy, including changes in interest rates, will influence not only the interest the Company receives on loans and investment securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect the Company's ability to originate loans and obtain deposits and the fair value of the Company's financial assets and liabilities. In addition, a rise in interest rates has resulted in decreased demand for first mortgages as well as mortgage refinancing, activities which have historically contributed a significant portion of the Company's mortgage revenue. When interest rates rise, competition for deposits often increases, which can lead to a change in the Company's funding mix and cost of funding. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on the Company's business, financial condition, and results of operations.

The transition to an alternative reference rate could cause instability and have a negative effect on financial market conditions.

LIBOR represents the interest rate at which banks offer to lend funds to one another in the international interbank market for short-term loans, and has been used globally as a benchmark for financial contracts for more than three decades. Changing industry norms and regulatory directives have driven a transition away from LIBOR, and the Federal Reserve established the ARRC to oversee the transition and select an alternative reference rate as a replacement for LIBOR. On November 30, 2020, a concurrent announcement was issued by LIBOR's administrator, its regulator, and U.S. regulators which advised banks to stop new USD LIBOR issuances by the end of 2021, and cited plans to cease the publication of USD LIBOR, with proposed end dates immediately following the December 31, 2021, publication for the one week and two month USD LIBOR settings (which has now occurred), and the June 30, 2023, publication for the other USD LIBOR tenors. The June 30, 2023, end date for the remaining USD LIBOR tenors has now been set, and U.S. regulators issued supplemental guidance in October 2021 reiterating that financial institutions should stop new LIBOR issuances, including renewals and extensions of existing LIBOR-linked financial contracts, by December 31, 2021, and urging banks to address their existing LIBOR exposures and transition to robust and sustainable alternative rates as soon as possible. ARRC has formally endorsed the SOFR as its recommended alternative reference rate for LIBOR, and additional laws and regulations issued in 2022 have also endorsed SOFR as a "comparable" rate to LIBOR. However, U.S. regulators have advised that banks should conduct a comprehensive evaluation of any alternative reference rates being considered for use and remain free to choose an alternative reference rate other than SOFR that best suits their clients' needs.

Contracts linked to LIBOR are vast in number and value, are intertwined with numerous financial products and services, and have diverse parties. Although the Company has actively worked to plan for the transition away from LIBOR, the transition is both complex and challenging and the downstream effect of unwinding or transitioning such contracts could cause instability and negatively impact financial markets and individual institutions. If the Company's selected alternative reference rate is based on a small transaction volume, it could be susceptible to volatility and disruption during times of market stress. Furthermore, if the Company fails to properly address legacy contracts by adding robust fallback positions, it will be exposed to interest rate risks and potential loss of yields. Finally, if the Company or other market participants fail to properly plan to implement alternative reference rates other than LIBOR, it could have an adverse effect on the Company and the financial system as a whole. In 2021, the Company began the transition to SOFR and other alternative reference rates in anticipation of the cessation of the publication of LIBOR and, in accordance with regulatory guidance, ceased new LIBOR issuances as of December 31, 2021. The Company continues to actively work to transition all remaining LIBOR contracts prior to the June 30, 2023, end date.

Declines in asset values may result in impairment charges and adversely affect the value of our investments, financial performance and capital.

The market value of investments in our securities portfolio has become increasingly volatile in recent years. If we are forced to liquidate any of those investments prior to maturity, including because of a lack of liquidity, we would recognize as a charge to earnings the losses attributable to those securities.

The market value of investments may be affected by factors other than the underlying performance of the servicer of the securities or the mortgages underlying the securities, such as changes in the interest rate environment, negative trends in the residential and commercial real estate markets, ratings downgrades, adverse changes in the business climate and a lack of liquidity in the secondary market for certain investment securities. On a quarterly basis, we formally evaluate investments and other assets for impairment indicators. Reduction in the value, or impairment of our investment securities, can impact our earnings and common stockholders' equity. Changes in market interest rates can affect the value of these investment securities, with increasing interest rates generally resulting in a reduction of value. Although the reduction in value from temporary increases in market rates does not affect our income until the security is sold, it does result in an unrealized loss recorded in OCI that can reduce our common stockholders' equity. Further, we may have to record provision expense to establish an allowance for credit losses on our carried at fair value debt securities, and we must periodically test our investment securities for other-than-temporary impairment in value. In assessing whether the value of investment securities is impaired, we consider the length of time and extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability to retain our investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value in the near term. Based on management's evaluation, it was determined that the gross unrealized losses at December 31, 2022, were primarily a function of the changes in certain market interest rates.

A large percentage of our investment securities has fixed interest rates and are classified as available for sale. As is the case with many financial institutions, our emphasis on increasing the development of core deposits, those with no stated maturity date, has resulted in our interest-bearing liabilities having a shorter duration than our interest-earning assets. This imbalance can create significant earnings volatility because interest rates change over time. As interest rates have increased, our cost of funds has increased more rapidly than the yields on a substantial portion of our interest-earning assets. In addition, the market value of our fixed-rate assets, for example, our investment securities, has declined in recent periods. In line with the foregoing, we have experienced and may continue to experience an increase in the cost of interest-bearing liabilities primarily due to raising the rates we pay on some of our deposit products to stay competitive within our market and an increase in borrowing costs from increases in the federal funds rate. Community banks rely more heavily than larger institutions on net interest income as a revenue source. Larger institutions generally have more diversified sources of noninterest income.

Continued elevated levels of inflation could adversely impact our business and results of operations.

The United States has recently experienced elevated levels of inflation, with the consumer price index climbing 6.5% in 2022. Continued levels of inflation could have complex effects on our business and results of operations, some of which could be materially adverse. For example, elevated inflation harms consumer purchasing power, which could negatively affect our retail customers and the economic environment and, ultimately, many of our business customers, and could also negatively affect our levels of non-interest expense. In addition, if interest rates continue to continue rise in response to elevated levels of inflation, the value of our securities portfolio could be negatively impacted. Continued elevated levels of inflation could also cause increased volatility and uncertainty in the business environment, which could adversely affect loan demand and our clients' ability to repay indebtedness. It is also possible that governmental responses to the current inflation environment could adversely affect our business, such as changes to monetary and fiscal policy that are too strict, or the imposition or threatened imposition of price controls. The duration and severity of the current inflationary period cannot be estimated with precision.

Labor shortages and failure to attract and retain qualified employees could negatively impact our business, results of operations, and financial condition.

A number of factors may adversely affect the labor force available to us or increase labor costs, including high employment levels, decreased labor force size, and participation rates. Although we have not experienced any material labor shortage to date, we have recently observed an overall tightening and competitive local labor market. A sustained labor shortage or increased turnover rates within our employee base could lead to increased costs, such as increased compensation expense to attract and retain employees.

In addition, if we are unable to hire and retain employees capable of performing at a high-level, or if mitigation measures we may take to respond to a decrease in labor availability have unintended negative effects, our business could be adversely affected. An overall labor shortage, lack of skilled labor, increased turnover, or labor inflation could have a material adverse impact on our operations, results of operations, liquidity, or cash flows.

The COVID-19 pandemic could continue to have adverse effects on our business.

The COVID-19 pandemic has had a significant economic impact on the communities in which we operate, our borrowers and depositors, and the national economy generally. These effects have diminished in the past year, but future developments and uncertainties will be difficult to predict, such as the potential emergence of a new variant, the course of the pandemic in China and other major economies, the persistence of pandemic-related work and lifestyle changes, changes in consumer preferences associated with the emergence of the pandemic, and other market disruptions. Any such developments could have a complex and negative effect on our business, including with respect to the prevailing economic environment, our lending and investment activities, and our business operations.

REGULATORY AND LEGAL RISKS

Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition, or results of operations.

Laws, regulations, rules, policies, and regulatory interpretations governing the Company continue to evolve and will likely continue to change over time as Congress and various regulatory agencies react to adverse economic conditions or other matters. The extent and scope of potential financial regulations is hard to predict, but continued changes are expected to occur as leadership and priorities in various regulatory bodies shift.

Implementation of current or proposed regulatory or legislative changes to laws applicable to the financial industry may impact the profitability of the Company's business activities and may change certain business practices, including the ability to offer new products, obtain financing, attract deposits, make loans, achieve satisfactory interest spreads, and enter into acquisition and merger agreements, and could expose the Company to additional expense, including increased compliance costs. Appointments to the primary banking regulatory agencies affect monetary policy and interest rates, and changes in fiscal policy could affect broader patterns of trade and economic growth. Executive orders, future legislation, regulation, and government policy could affect the banking industry as a whole, including our business and results of operations, in ways that are difficult to predict. In addition, our results of operations also could be adversely affected by changes in the way in which existing statutes and regulations are interpreted or applied by courts and government agencies.

These rule and regulatory changes may also require the Company to invest significant management attention and resources so as to make necessary changes to operations in order to comply. In addition to the expense and uncertainty related to increased regulation, the financial services industry in recent years has faced more intense scrutiny from regulatory agencies in the examination process and more aggressive enforcement of regulations on both the federal and state levels, particularly with respect to mortgage-related practices; fee-based products and other consumer compliance matters; and compliance with the Bank Secrecy Act, anti-money laundering laws, and the USA PATRIOT Act, which focuses on money laundering in the form of terrorist financing. Federal law grants substantial enforcement powers to financial services' regulators including, among other things, the ability to assess significant civil or criminal monetary penalties, fines, or restitution; to issue cease and desist orders; and to initiate injunctive actions against banking organizations. These enforcement actions may be initiated for violations of laws or regulations and for unsafe or unsound practices. If the Company were the subject of an enforcement action, it could have an adverse impact on the Company.

As the Company continues to grow in asset size and complexity, regulatory expectations and scrutiny will increase and could have a potential impact on the Company's operations and business.

The Company has grown steadily over the past several years, increasing size through both organic growth and strategic acquisitions. As financial institutions grow, so do the expectations of regulatory agencies regarding the financial institution's ability to control for increasingly complex and sophisticated business operations. Certain regulations and laws have embedded asset thresholds that change regulatory expectations, have different financial statement impacts, require different committee and management compositions, or enhance certain reporting requirements. For example, as further discussed in the Supervision and Regulation section, the Dodd-Frank Act included a number of requirements that trigger when a banking entity crosses over $10.0 billion in assets.

Beginning on July 1, 2022, the Company became subject to Durbin. Durbin requires the Federal Reserve to establish a maximum permissible interchange fee for many types of debit transactions, which reduced the Company's fee income during the second half of 2022. Further in August 2022, the Company came under the oversight of the CFPB. As regulatory expectations, scrutiny, and reporting requirements continue to increase, the Company's operations and strategies may be affected.

Laws impacting cannabis-related businesses in Illinois and other states may have an impact on the Company's operations and risk profile.

The Controlled Substances Act makes it illegal under federal law to manufacture, distribute, or dispense marijuana. Starting January 1, 2020, however, the Illinois Cannabis Regulation and Tax Act began permitting adults to legally purchase marijuana for recreational use from licensed dispensaries. Further, in November 2022 voters in Missouri approved a ballot initiative to legalize recreational use of cannabis. It is Busey Bank's current practice to avoid knowingly providing banking products or services to entities or individuals that: (i) directly or indirectly manufacture, distribute, or dispense marijuana or hemp products, or those with a significant financial interest in such entities; or (ii) derive a material amount of revenue from providing products or services to, or other involvement with, such entities. Busey Bank is taking reasonable measures, including appropriate new account screening and customer due diligence measures, to ensure that existing and potential customers that operate in the states in which the Bank operates do not engage in any such activities. Nonetheless, shifts in Illinois and Missouri law legalizing cannabis use, along with shifts in Florida law allowing medicinal use and decriminalizing possession, have increased the number of direct and indirect cannabis-related businesses in some of the states in which the Company operates, and therefore increases the likelihood that Busey Bank could interact with such businesses, as well as their owners and employees. Such interactions could create additional legal, regulatory, strategic, and reputational risk to Busey Bank and the Company.

The Company is or may become involved from time to time in suits, legal proceedings, information-gathering requests, investigations, and proceedings by governmental and self-regulatory agencies that may lead to adverse consequences.

Many aspects of our business and operations involve the risk of legal liability, and in some cases we or our subsidiaries have been named or threatened to be named as defendants in various lawsuits arising from our business activities. In addition, companies in our industry are frequently the subject of governmental and self-regulatory agency information-gathering requests, reviews, investigations, and proceedings. The results of such proceedings could lead to significant civil or criminal penalties, including monetary penalties, damages, adverse judgments, settlements, fines, injunctions, restrictions on the way in which we conduct our business, or reputational harm.

Although we establish accruals for legal proceedings when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated, we do not have accruals for all legal proceedings where we face a risk of loss. In addition, due to the inherent subjectivity of the assessments and unpredictability of the outcome of legal proceedings, amounts accrued may not represent the ultimate loss to us from the legal proceedings in question. Accordingly, our ultimate losses may be higher, and possibly significantly so, than the amounts accrued for legal loss contingencies, which could adversely affect our financial condition and results of operations.

CREDIT AND LENDING RISKS

Heightened credit risk associated with lending activities may result in insufficient loan loss provisions, which could have material adverse effect on the Company's results of operations and financial condition.

There are risks in making any loan, including risks inherent in dealing with individual borrowers, risks of nonpayment, risks resulting from uncertainties as to the future value of collateral and cash flows available to service debt, and risks resulting from economic and market conditions. In general, these risks have increased as a result of the recent increases in prevailing interest rates and uncertainties associated with inflation, which have potentially increased the risk of a near-term decline in growth or an economic downturn. The Company attempts to reduce its credit risk through loan application approval procedures, monitoring the concentration of loans within specific industries and geographic locations, and periodic independent reviews of outstanding loans by its loan review and audit departments as well as external parties. However, while such procedures help reduce risks, they cannot be expected to completely eliminate the Company's credit risks. Borrowers may experience difficulties in repaying their loans for any of a variety of reasons resulting in a rise in the level of nonperforming loans, charge-offs, delinquencies, and/or a need for increases in the provision for loan losses.

The Company estimates and establishes reserves for credit losses and maintains them at a level considered adequate by management to absorb probable credit losses based on a continual analysis of the Company's portfolio and market environment. These reserves represent the Company's estimate of probable losses in the portfolio at each balance sheet date and are based upon other relevant information available.

In 2016, the FASB published CECL, which required recording loss estimates for the life of the instrument for loans, a change from the 40-year standard in which losses were recorded under the "incurred loss" concept. These measurements require significant use of management judgments as well as forward-looking information and forecasts. Any failure of these judgments or forecasts to be correct could negatively affect our results of operations and financial condition. Adoption of CECL in 2020 resulted in additional reserves being set aside to protect against future credit losses. Although management believes the reserves are adequate to absorb losses on existing loans that may become uncollectible, management cannot guarantee that additional provisions for credit losses will not be required in the future.

Non-performing assets take significant time to resolve and adversely affect the Company's results of operations and financial condition and could result in further losses in the future.

The Company's non-performing assets adversely affect its net income in various ways. While the Company pays interest expense to fund non-performing assets, it does not record interest income on non-accrual loans or other real estate owned, thereby adversely affecting its income and returns on assets and equity. In addition, loan administration costs increase, and the Company's efficiency ratio is adversely affected. When the Company takes collateral in foreclosures and similar proceedings, it is required to mark the collateral to its then-fair market value, which, when compared to the outstanding balance of the loan, may result in a loss. Non-performing loans and other real estate owned also increase the Company's risk profile and the capital its regulators believe is appropriate in light of such risks. The resolution of non-performing assets requires significant time commitments from management, which can be detrimental to the performance of their other responsibilities. Credit leaders are monitoring for signs of stress in borrowers who may be most affected by continuous and rapid interest rate increases.

Concentrations of credit and market risk could increase the potential for significant losses.

The Company may have higher credit risk, or experience higher credit losses, to the extent its loans are concentrated by loan type, industry segment, borrower type, or geographic location of the borrower or collateral. A significant portion of the Company's loan portfolio is made up of commercial, commercial real estate, and retail real estate loans. Because payments on such loans are often dependent on the successful operation of the borrower involved, repayment of such loans is often more sensitive than other types of loans to adverse conditions in the general economy. For example, the cumulative effects of decreased economic activity, changes in the economy and overall business environment, labor availability shortages, and supply chain constraints as a result of the COVID-19 pandemic have adversely affected commercial loans, and we expect this trend to continue for certain portions of our loan portfolio, depending on the strength and speed of economic recovery and other factors, particularly if general economic conditions worsen.

The Company's commercial loans are made primarily based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Credit support provided by the borrower for most of these loans and the probability of repayment is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, which the Company requires whenever appropriate on commercial loans. As a result, in the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers, which could decline in the case of an economic recession. The collateral securing other loans may depreciate over time, may be difficult to appraise, and may fluctuate in value based on the success of the business. As a result of the larger average size of each commercial loan, as well as collateral that is generally less readily-marketable, losses incurred on a small number of commercial loans could have a material adverse impact on the Company's financial condition and results of operations.

A significant portion of the Company's loans are collateralized by real estate. The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the area in which the real estate is located. Adverse changes in the economy affecting real estate values and liquidity generally, and in markets in which the Company has banking operations, could significantly impair the value of property pledged as collateral on loans and affect the Company's ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan which would result in losses.

Real estate construction, land acquisition, and development loans are based upon estimates of costs and values associated with the complete project. These estimates may be inaccurate, and the Company may be exposed to significant losses on loans for these projects.

Construction, land acquisition, and development loans involve additional risks because funds are advanced upon the security of the project, which is of uncertain value prior to its completion, and costs may exceed realizable values in declining real estate markets. Because of the uncertainties inherent in estimating construction costs and the realizable market value of the completed project, and the effects of governmental regulation on real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. If the Company's appraisal of the value of the completed project proves to be overstated, or market values or rental rates decline, there may be inadequate security for the repayment of the loan upon completion of construction of the project. If the Company is forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that it will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, the Company may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while it attempts to dispose of it.

Credit risk associated with concentration of securities in the Company's investment portfolio may increase the potential for loss.

The Company's investment portfolio consists, in part, of securities issued by government or government sponsored agencies and non-government entities. A downturn in the financial condition of the issuers, the performance of the underlying collateral, or the financial condition of the individual mortgagors with respect to the underlying securities could create results such as rating agency downgrades of the securities and default by issuers or individual mortgagors. Any of the foregoing factors could result in realized losses, which could adversely affect the Company's financial condition and results of operations.

CAPITAL AND LIQUIDITY RISKS

The Company is required to maintain capital to meet regulatory requirements, and if it fails to maintain sufficient capital, whether as a result of losses, inability to raise additional capital, or otherwise, its financial condition, liquidity, and results of operations, as well as its ability to maintain regulatory compliance would be adversely affected.

First Busey and Busey Bank must meet regulatory capital requirements and maintain sufficient liquidity. The Company's ability to raise additional capital, when and if needed, will depend on conditions in the capital markets, economic conditions, and a number of other factors, including investor perceptions regarding the banking industry and market condition, and governmental activities, many of which are outside the Company's control, and on its financial condition and performance. Accordingly, the Company cannot guarantee that it will be able to raise additional capital if needed or on terms acceptable to the Company. In particular, if the Company is required to raise additional capital in the current interest rate environment, we believe the pricing and other terms investors may require in such an offering may not be attractive to us.

The Company's failure to continue to maintain capital ratios in excess of the amounts necessary to be considered "well-capitalized" for bank regulatory purposes could affect customer confidence, its ability to grow, its costs of funds and FDIC insurance costs, its ability to pay dividends to its stockholders on outstanding stock, its ability to make acquisitions, and its business, results of operations, and financial condition. Furthermore, under FDIC rules, if the Company ceases to meet the requirements to be considered a "well-capitalized" institution for bank regulatory purposes, the interest rates it pays on deposits and its ability to accept, renew, or rollover deposits, particularly brokered deposits, may be restricted.

Liquidity risks could affect operations and jeopardize the Company's business, financial condition, and results of operations.

Liquidity is essential to the Company's business. An inability to raise funds through deposits, borrowings, sales of securities, sales of loans, and other sources could have a substantial negative effect on liquidity. The Company's primary sources of funds consist of deposits and funds from sales of investment securities, investment maturities and sales, and cash from operations. Additional liquidity is available through repurchase agreements, brokered deposits, and the ability to borrow from the Federal Reserve Bank and the FHLB. Access to funding sources in amounts adequate to finance or capitalize the Company's activities or on terms that are acceptable to the Company could be impaired by factors that affect it directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. In addition, increased competition with the largest banks and Fintechs for retail deposits may impact our ability to raise funds through deposits and could have a negative effect on our liquidity. Any decline in available funding and/or capital could adversely impact the Company's ability to originate loans, invest in securities, meet its expenses, pay dividends to its stockholders, or meet deposit withdrawal demands, any of which could have a material adverse impact on its liquidity, business, financial condition, and results of operations.

The soundness of other financial institutions could negatively affect the Company.

The Company's ability to engage in routine funding and other transactions could be negatively affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. Defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and losses of depositor, creditor, and counterparty confidence and could lead to losses or defaults by the Company or by other institutions. The Company could experience growth as a result of the difficulties or failures of other banks or government-sponsored financial institutions, which would increase its funding needs.

COMPETITIVE AND STRATEGIC RISKS

If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our stock, or if our operating results do not meet their expectations, the price of our stock could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If there is limited or no securities or industry analyst coverage of us, the market price for our stock would be negatively impacted. Moreover, if any of the analysts who elect to cover us downgrade our common stock, provide more favorable relative recommendations about our competitors, or if our operating results or prospects do not meet their expectations, the market price of our common stock may decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

The Company faces strong competition from financial service companies and other companies that offer banking and wealth management services, which could harm its business.

The Company currently conducts its banking operations in central and suburban Chicago, Illinois; the St. Louis, Missouri, metropolitan area; central Indiana; and southwest Florida. In addition, the Company currently offers fiduciary and wealth management services, which account for a significant portion of its non-interest income. Many competitors offer the same, or a wider variety of, banking and wealth management services within the Company's market areas. These competitors include national banks, regional banks, and other community banks. The Company also faces competition from many other types of financial institutions, including savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks, digital banks and online lenders, and other financial intermediaries. In addition, a number of out-of-state financial intermediaries have opened production offices or otherwise solicit deposits in the Company's market areas. Also, technology and other changes have lowered barriers to entry and made it possible for non-banks or financial technology companies, as well as other large technology corporations, to offer products and services traditionally provided by banks. For example, customers can maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds, can apply for and receive credit, and can also complete transactions such as paying bills and/or transferring funds without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. Increased competition in the Company's markets may result in reduced loans, deposits, and commissions and brokers' fees, as well as reduced net interest margin and profitability. Ultimately, the Company may not be able to compete successfully against current and future competitors. If the Company is unable to attract and retain banking and wealth management customers, it may be unable to grow its loan and deposit portfolios or its wealth management commissions, which could adversely affect its business, results of operations, and financial condition.

While we do not offer products relating to digital assets, including cryptocurrencies, stablecoins and other similar assets, there has been a significant increase in digital asset adoption globally over the past several years. Certain characteristics of digital asset transactions, such as the speed with which such transactions can be conducted, the ability to transact without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, and the anonymous nature of the transactions, are appealing to certain consumers notwithstanding the various risks posed by such transactions. Accordingly, digital asset service providers—which, at present are not subject to the same degree of scrutiny and oversight as banking organizations and other financial institutions—are becoming active competitors to more traditional financial institutions.

Rapid speed of disruptive innovations enabled by new and emerging technologies and/or other market forces may outpace the Company's ability to compete.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology driven products and services. In addition to better serving clients, the effective use of technology increases efficiency and enables financial institutions to both reduce costs and service customers beyond the bank's traditional branch footprint. The widespread adoption of new technologies, including mobile banking services, cryptocurrencies, and payment systems could require us in the future to make substantial expenditures to modify or adapt our existing products and services as we grow and develop new products to satisfy our customers' expectations and comply with regulatory guidance. Our future success will depend in part upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience as well as to create additional efficiencies in our operations. Ultimately, if we fall behind in our ability to be adaptive and innovative, attracting new customers and sustaining customer loyalty and retention may be increasingly difficult as a result of evolving customer preferences and/or demographic shifts in our existing customer base.

Our strategy of pursuing acquisitions exposes us to financial, execution, and operational risks that could negatively affect us.

To help us fulfill our strategic objectives and enhance our earnings, part of our strategy is to supplement organic growth by acquiring other financial institutions in our market areas and in nearby markets. As our capital position and asset quality allow, we may continue to supplement organic growth through acquisitions, as we have in the past. There are risks associated with acquisition strategies, including the following:

- We are exposed to potential asset and credit quality risks and unknown or contingent liabilities of the banks or businesses we acquire. If these issues or liabilities exceed our estimates, our earnings and financial condition may be materially and adversely affected.

- Prices at which acquisitions can be made fluctuate with market conditions. We have experienced times during which acquisitions could not be made in specific markets at prices our management considered acceptable, and we expect that we will experience this condition in the future in one or more markets.

- The acquisition of other entities generally requires integration of systems, procedures, and personnel of the acquired entity in order to make the transaction economically feasible. This integration process is complicated and time consuming and can also be disruptive to the customers of the acquired business. If the integration process is not conducted successfully and with minimal effect on the acquired business and its customers, we may not realize the anticipated economic benefits of particular acquisitions within the expected time frame, and we may lose customers or employees of the acquired business. Furthermore, the integration of personnel can be challenging and the likelihood of turnover of personnel from acquired institutions presents potential risks to both operational efficiency as well as customer retention. The Company may also experience greater than anticipated customer losses even if the integration process is successful.

- We are subject to due diligence expenses which may not result in an acquisition.

- To finance an acquisition, we may borrow funds, thereby increasing our leverage and diminishing our liquidity, or issue capital stock to the sellers in an acquisition or to third-parties to raise capital, which could dilute the interests of our existing stockholders.

- The time period in which anticipated benefits of a merger are fully realized may take longer than anticipated, or we may be unsuccessful in realizing the anticipated benefits from mergers and future acquisitions.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may seek to implement new lines of business or offer new products, services, or delivery channels within existing lines of business in our current markets or new markets. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are either highly competitive or, conversely, not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible, which could in turn have a material negative effect on our operating results.

ACCOUNTING AND TAX RISKS

Financial statements are created, in part, by estimates, assumptions, and methods used by management, which, if incorrect, could cause unexpected losses in the future.

The Company's financial performance is impacted by accounting principles, policies, and guidelines. Some of these policies require the use of estimates and assumptions that may affect the value of assets or liabilities and financial results. Certain accounting policies are critical and require management to make difficult, subjective, and complex judgments about matters that are inherently uncertain, and materially different amounts could be reported under different conditions or using different assumptions. If such estimates or assumptions underlying the Company's Consolidated Financial Statements are incorrect, the Company may experience material losses.

One such assumption and estimate is the valuation analysis of its goodwill and other intangible assets. Although the Company's analysis does not indicate impairments exist, the Company is required to perform additional impairment assessments on at least an annual basis, which could result in further impairment charges. Any future goodwill or other intangible assets impairment charges, based on the current balances or future balances arising out of acquisitions, could have a material adverse effect on the results of operations by reducing net income or increasing net losses.

The Company is subject to changes in accounting principles, policies, or guidelines.

Periodically, agencies such as the FASB or the SEC change the financial accounting and reporting standards or the interpretation of those standards that govern the preparation of the Company's Financial Statements. These changes are beyond the Company's control, can be difficult to predict, and could materially impact how the Company reports its financial condition and results of operations. In addition, trends in financial and business reporting, including environmental social and governance related disclosures, could require us to incur additional reporting expense. Changes in these standards are continuously occurring and the implementation of such changes could have a material adverse effect on the Company's financial condition and results of operations.

The Company is subject to changes in tax law and may not realize tax benefits which could adversely affect our results of operations.

Changes in tax laws at national or state levels could have an effect on the Company's short-term and long-term earnings. Tax law changes are both difficult to predict and are beyond the Company's control. Changes in tax laws could affect the Company's earnings as well as its customers' financial positions, or both.

Deferred tax assets are designed to reduce subsequent period's income tax expense and arise, in part, as a result of net loss carry-overs, and other book accounting to tax accounting differences including expected credit losses, stock-based compensation, and deferred compensation. Such items are recorded as assets when it is anticipated the tax consequences will be recorded in future periods. A valuation allowance is established against a deferred tax asset when it is unlikely the future tax effects will be realized. Significant judgment by management about matters that are by nature uncertain is required to record a deferred tax asset and establish a valuation allowance.

In evaluating the need for a valuation allowance, the Company estimates future taxable income based on management forecasts and tax planning strategies that may be available to us. While the Company has determined that no valuation allowance is currently required for any deferred tax assets, if future events differ significantly from our current forecasts, it may need to establish a valuation allowance against its net deferred tax assets, which would have a material adverse effect on its results of operations and financial condition. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods prior to the expiration of the related net operating losses and may be limited by Section 382 of the Internal Revenue Code.

Further, the Company's investments in certain tax-advantaged projects may not generate returns as anticipated and may have an adverse impact on the Company's financial results. The Company invests in certain tax-advantaged projects promoting affordable housing, community development, and other community revitalization projects. The Company's investments in these projects are designed to generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, over specified time periods. The Company is subject to the risk that previously recorded tax credits, which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level, will fail to meet certain government compliance requirements and will not be able to be realized. The possible inability to realize these tax credit and other tax benefits can have a negative impact on the Company's financial results. The ultimate realization of the tax credits and other tax benefits depends upon having sufficient taxable income and on many factors outside of the Company's control, including changes in the applicable tax code and the ability of the projects to be completed.

OPERATIONAL RISKS

The Company's framework for managing risks may not be effective in mitigating risk and loss.

The Company's risk management framework seeks to mitigate risk and loss. It has established processes and procedures intended to identify, measure, monitor, report, and analyze the types of risk to which it is subject, compliance risk and reputational risk, among others. However, as with any risk management framework, there are inherent limitations. Risks may exist, or emerge in the future, that have not been appropriately identified or anticipated. As it continues to grow, the Company's ability to successfully identify and manage the risks it faces is an important factor that can significantly impact results. If its risk management framework is not commensurate with its risk profile, the Company could suffer unexpected losses and could be materially adversely affected.

The Company relies on the integrity of its operating systems and employees, and those of third-parties, and certain failures of such systems or error by employees or customers could materially and adversely affect the Company's operations.

Communications and information systems are essential to conduct the Company's business, as it uses such systems to manage customer transactions and relationships, the general ledger, and deposits, loans, and investments. However, the computer systems and network infrastructure the Company uses could be vulnerable to unforeseen problems as operations are dependent upon the protection of computer equipment against damage from physical theft, fire, power loss, telecommunications failure, or a similar catastrophic event, as well as from security events.

In addition, the Company outsources certain processing functions to third-party providers. If third-party providers encounter difficulties or if the Company has difficulty in communicating with them, the ability to adequately process and account for customer transactions may be affected and business operations may be adversely impacted. If third-party providers are unable to meet service expectations, experience system or processing failure, or incur disruptions affecting operations, results could adversely impact the Company. While the Company follows certain due diligence procedures in reviewing and vetting its third-parties, it cannot control their actions.

Although the Company has procedures in place to prevent or limit the effects of any of these potential problems and intends to continue to implement security technology and establish operational procedures to prevent such occurrences, technology-related disruptions, failures, and cybersecurity risks are a constant threat, both for the Company and for the third-parties it works with. Therefore, it cannot guarantee that these measures will be successful. Any failure, interruption in, or breach in security of, its computer systems and network infrastructure, as well as those of its customers engaging in internet banking activities or electronic funds transfers, could have a material adverse effect on its financial condition and results of operations.

Similarly, the Company is reliant upon its employees. Such dependencies create risks for potential losses resulting from employee errors, breakdowns in process or control, failures to properly execute change management, negligence, or a number of other factors outside the Company's control. The Company maintains a system of internal controls and insurance coverage to mitigate operational risks, including data processing system failures and errors, customer or employee fraud, and other disruptions which might impact its business. In addition, the Company's Internal Audit department routinely reviews operations and high-risk areas for error, deficient controls, and failure to adhere to policy.

Potential legal actions, fines, and civil money penalties could arise as results of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity.

A breach in the security of the Company's systems could disrupt its businesses, result in the disclosure of confidential information, damage its reputation, and create significant financial and legal exposure for the Company.

Although the Company devotes significant resources to maintain and regularly upgrade systems and processes designed to protect the security of its computer systems, software, networks, and other technology assets, these measures do not provide absolute security in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage systems, often through the introduction of computer viruses or malware, cyber-attacks, and other means. In addition, cyber attackers have taken advantage of the pandemic to create campaigns to leverage individuals fears and uncertainties as well as capitalize on the increased number of transactions occurring on digital channels. The implementation of remote working arrangements that use virtual private networks, virtual conferencing services, and telecommunication technologies can increase insider risk, cybersecurity vulnerabilities, and other operational exposures. Industry trends in ransomware, phishing, and other intrusion methods have increased significantly and will continue to pose increased risk.

Threats to security also exist in the processing of customer information through various other third-parties, their personnel, and their use of subcontractors. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms the Company and its third-party service providers use to encrypt and protect customer transaction data. Such cyber incidents may go undetected for a period of time. An inability by our third-party providers, and their third-party providers, known as "supply chain risk," to anticipate, detect, or adequately mitigate, breaches of security could result in a number of negative events, including losses to us or our clients, loss of business or clients, damage to our reputation, the incurrence of additional expenses, additional regulatory scrutiny or penalties, or exposure to civil litigation and possible financial liability, any of which could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

The Company also faces risks related to cyber-attacks and other security breaches in connection with credit card, debit card, and other payment-related transactions that typically involve the transmission of sensitive information regarding the Company's customers through various third-parties, including merchant acquiring banks, payment processors, payment card networks, and its processors. Cyber-attacks or other breaches, whether affecting the Company or others, could intensify consumer concern and regulatory focus and result in breach and fraud-related losses as well as increased costs, all of which could have a material adverse effect on the Company's business.

Penetration or circumvention of the Company's security systems could result in serious negative consequences for the Company, including significant disruption of the Company's operations, misappropriation of confidential information of the Company or that of its customers or employees, or damage to computers or systems of the Company and those of its customers and counterparties. Such events could result in violations of applicable privacy and other laws, financial loss to the Company or its customers, loss of confidence in the Company's security measures, customer dissatisfaction, significant litigation exposure, and harm to the Company's reputation, all of which would adversely affect the Company.

These risks have increased for all financial institutions globally as new technologies, the use of the Internet and telecommunications technologies, including mobile devices, to conduct financial and other business transactions, and the sophistication and activities of malicious individuals and organizations have increased substantially. Despite the Company's significant investment in security resources and its continued efforts to prevent or limit the effects of potential threats, it is possible that the Company may not be able to anticipate or implement effective preventative measures against all security incidents.

Customer or employee misconduct or fraud may affect operations, result in significant financial loss, and have an adverse impact on the Company's reputation.

Misconduct by employees and customers could include hiding unauthorized activities, conducting improper or unauthorized activities, or improper use of confidential information. Customer or other outsiders may also attempt to perpetuate fraud or scams in the form of identity theft, money laundering, fraudulent or altered deposits, or use of counterfeit instruments, as a few examples. The Company also faces fraud risk associated with the origination of loans, including the intentional misstatement of information in property appraisals or other underwriting documentation provided to it by customers or by third-parties. Customers may expose the Company to certain fraud risks associated with the compromise of their computing systems or accounts, as well.

Both the number and sophistication level of attempted fraudulent transactions are increasing. Should our internal controls fail to prevent or detect an occurrence of fraud, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on the Company's business, results of operations, and financial condition.

The Company's ability to attract and retain management and key personnel may affect future growth and earnings and legislation imposing new compensation restrictions could adversely affect its ability to do so.

Much of the Company's success and growth has been influenced by its ability to attract and retain management experienced in banking and financial services and familiar with the communities in its market areas. The Company's ability to retain executive officers, current management teams, lending and retail banking officers, and administrative staff of its subsidiaries continues to be important to the successful implementation of its strategy. In addition, the Company's ability to retain key personnel at acquired financial institutions is vitally important to the Company's strategy to grow through mergers and acquisitions. Also critical is the Company's ability to attract and retain diverse and qualified staff with the appropriate level of experience and knowledge about its market areas so as to implement its community-based operating strategy. The unexpected loss of services of key personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on the Company's business, financial condition, and results of operation.

Damage resulting from negative publicity could harm the Company's reputation and adversely impact its business and financial condition.

The Company's ability to attract and maintain customers, investors, and employees is contingent upon maintaining trust. Negative public opinion could result from the Company's actual or alleged conduct in a number of activities, including, but not limited to, employee misconduct, a failure or perceived failure to deliver appropriate standards of service and quality or to treat customers fairly, faulty lending practices, compliance failures, security breaches, corporate governance, sharing or inadequate protection of customer information, failure to comply with laws or regulations, and actions taken by government regulators and community organizations in response to that conduct. The results of such actual or alleged misconduct could include customer dissatisfaction, inability to attract potential acquisition prospects, litigation, and heightened regulatory scrutiny, all of which could lead to lost revenue, higher operating costs, and harm to the Company's reputation. No assurance can be made, despite the cost or efforts made by the Company to address the issues arising from reputational harm, that results could not adversely affect the Company's business, financial condition, and results of operations.

Climate change or other adverse external events could significantly impact the Company's business.

Severe weather, natural disasters, geopolitical risks and acts of terrorism or war, widespread disease or pandemics, effects of which are still being felt, and other adverse external events could have a significant impact on the Company's ability to conduct business. Climate change, in particular, presents multi-faceted risks including operational risk from the physical effects of climate events on our and our customers' facilities and other assets; credit risk from borrowers with significant exposure to climate risk; and reputational risk from stakeholder concerns about our practices related to climate change.

Climate change exposes the Company to physical risk as its effects may lead to more frequent shifts in weather patterns and more extreme weather events that could damage, destroy, or otherwise impact the value or productivity of our properties and other assets; reduce the availability of insurance to cover losses; and/or disrupt our operations through prolonged outages. Such events and long-term shifts may also have a significant impact on our customers, which could amplify credit risk by diminishing borrowers' repayment capacity or collateral values, and other businesses and counterparties with whom we transact, which could have a broader impact on the economy, supply chains, and distribution networks.

Furthermore, banking regulators and other supervisory authorities, investors, and other stakeholders have increasingly viewed financial institutions as important in helping to address the risks related to climate change both directly and with respect to their customers, which may result in financial institutions coming under increased pressure regarding the disclosure and management of their climate risks and related lending and investment activities. Given that climate change could impose systemic risks upon the financial sector, either via disruptions in economic activity resulting from the physical impacts of climate change or changes in policies as the economy transitions to a less carbon-intensive environment, we face regulatory risk of increasing focus on our resilience to climate-related risks, including in the context of stress testing for various climate stress scenarios. Ongoing legislative or regulatory changes regarding climate risk management and practices may result in higher regulatory, compliance, credit, and reputational risks and costs.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

First Busey and Busey Bank's headquarters are located at 100 West University Avenue, Champaign, Illinois. FirsTech's headquarters is located at 130 North Water Street, Decatur, Illinois. These facilities, which are owned by the Company, house the executive and primary administrative offices of each respective entity. First Busey and its subsidiaries also own or lease other facilities, such as banking centers of Busey Bank, for business operations.

The Company considers its properties to be suitable and adequate for its present needs. None of the properties are subject to any material encumbrance.

ITEM 3. LEGAL PROCEEDINGS

As part of the ordinary course of business, First Busey and its subsidiaries are parties to litigation that is incidental to their regular business activities.

There is no material pending litigation, other than ordinary routine litigation incidental to its business, in which First Busey or any of its subsidiaries is involved or of which any of their property is the subject. Furthermore, there is no pending legal proceeding that is adverse to First Busey in which any director, officer, or affiliate of First Busey, or any associate of any such director or officer, is a party, or has a material interest.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

COMMON STOCK

First Busey's common stock is traded on The Nasdaq Global Select Market under the symbol "BUSE."

The Company's board of directors and management are currently committed to continue paying regular cash dividends; however, no guarantee can be given with respect to future dividends, as they are dependent on certain regulatory restrictions, future earnings, capital requirements, and financial condition of the Company and its subsidiaries. See *"Item 1. Business—Supervision, Regulation, and Other Factors—Supervision and Regulation of the Company—Dividend Payments"* and *"Item 1. Business—Supervision, Regulation, and Other Factors—Supervision and Regulation of Busey Bank—Dividend Payments"* for further discussion of these matters.

As of February 23, 2023, First Busey Corporation had 55,288,101 shares of common stock outstanding held by 2,205 holders of record. Additionally, there were an estimated 12,064 beneficial holders whose stock was held in street name by brokerage houses and nominees as of that date.

STOCK REPURCHASES

On February 3, 2015, First Busey's board of directors authorized the Company to repurchase up to an aggregate of 666,667 shares of its common stock. The repurchase plan has no expiration date. On May 22, 2019, First Busey's board of directors approved an amendment to increase the authorized shares under the repurchase program by 1,000,000 shares, and on February 5, 2020, First Busey's board of directors approved another amendment to increase the authorized shares under the repurchase program by an additional 2,000,000 shares. During the fourth quarter of 2022, the Company purchased no shares under the plan. As of December 31, 2022, the Company had 147,210 shares that may still be purchased under the plan.

Period	Total Number of Shares Purchased	Weighted Average Price Paid per Common Share	Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 1-31, 2022	—	$ —	—	147,210
November 1-30, 2022	—	$ —	—	147,210
December 1-31, 2022	—	$ —	—	147,210
Three months ended December 31, 2022	—	$ —	—	
Year ended December 31, 2022	388,614	$ 25.50	388,614	

PERFORMANCE GRAPH

The following graph compares First Busey's performance, as measured by the change in price of its common stock plus reinvested dividends, with the Nasdaq Composite and the S&P US BMI Banks – Midwest Region for the five years ended December 31, 2022.



Total Return Performance

Index	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
First Busey Corporation	$ 100.00	$ 84.11	$ 97.39	$ 79.89	$ 104.46	$ 98.80
S&P U.S. BMI Banks – Midwest Region	100.00	85.39	97.39	95.52	126.19	108.91
Nasdaq Composite	100.00	97.16	132.81	192.47	235.15	158.64

Banks in the S&P U.S. BMI Banks - Midwest Region Index represent all Major Exchange Traded Banks in S&P Capital IQ's coverage universe headquartered in Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Ohio, South Dakota, and Wisconsin.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Table of Contents

SCOPE OF DISCUSSION

The following is management's discussion and analysis of the financial condition as of December 31, 2022, and 2021, and the results of operations for the years ended December 31, 2022, 2021, and 2020, of First Busey and its subsidiaries. It should be read in conjunction with *"Item 1. Business,"* the Consolidated Financial Statements, and the related Notes to the Consolidated Financial Statements included in this Annual Report.

Detailed discussion and analysis of the financial condition and results of operation for 2022 as compared to 2021 can be found below. Comparison of 2021 to 2020 can be found in *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations"* of the 2021 Annual Report.

CURRENT EVENTS

Hurricane Ian

On September 28, 2022, Hurricane Ian made landfall in southwest Florida, impacting our operations in the region. We remain focused on assisting our clients and employees as they navigate the challenges from this historic storm. As of February 23, 2023, two of our three branches are fully operational, and services have been restored at a temporary facility for our third location. Efforts undertaken to date include: (i) financial assistance for associates impacted by the storm; (ii) creation of a relief center for associates to access much needed supplies; (iii) staffing resource reallocation to support our southwest Florida operations; (iv) fee waivers for impacted customers; and (v) loan modification program for impacted commercial and retail real estate customers. In 2022, we recognized $0.2 million in noninterest income resulting from a gain on hurricane related disposal of fixed assets, partially offset by waived service charges, and $0.4 million in noninterest expense in connection with these initiatives.

Efficiency Optimization Plan & FirsTech Leadership Change

Early in the fourth quarter of 2022, we implemented a targeted restructuring and efficiency optimization plan that is expected to generate annual salary and benefits savings of approximately $4.0 million. Approximately 33% of the quarterly run-rate for savings was reflected in our results for the fourth quarter of 2022, and we anticipate our savings to be at a 100% run-rate by the first quarter of 2023. We expect to largely reinvest the anticipated savings to support ongoing growth initiatives across our franchise over the next several quarters.

Late in the fourth quarter of 2022, we instituted a leadership change at our wholly-owned payments subsidiary, FirsTech, that reflects our continued commitment to scaling and growing this business. Robin Elliott replaces Farhan Yasin as President & CEO of FirsTech and all other leadership remains unchanged. In less than two years, FirsTech has been re-energized, revenue has increased, talent has been upgraded across the enterprise, and the technology stack has been redesigned and modernized, positioning the company for scalable growth. Going forward we are squarely focused on executing on our growth strategy to provide comprehensive and innovative payment technology solutions that enable businesses to connect with their customers in a multitude of ways on a single, highly-configurable, secure platform.

The Company incurred one-time severance-related costs of $2.4 million during the fourth quarter of 2022, primarily related to the efficiency optimization plan and FirsTech leadership change.

COVID-19

Throughout the COVID-19 pandemic, First Busey operated as an essential community resource, providing approximately $1.1 billion in payroll assistance for small businesses and select nonprofits through low-interest, 100% government-guaranteed loans as part of the PPP. First Busey had $0.9 million in PPP loans outstanding, with an amortized cost of $0.8 million, as of December 31, 2022. In comparison, First Busey had $76.9 million in PPP loans outstanding, with an amortized cost of $75.0 million, as of December 31, 2021.

CRITICAL ACCOUNTING ESTIMATES

First Busey has established various accounting policies that govern the application of GAAP in the preparation of its Consolidated Financial Statements. Significant accounting policies are described in *"Note 1. Significant Accounting Policies"* in the Notes to the Consolidated Financial Statements.

Critical accounting estimates are those that are critical to the portrayal and understanding of First Busey's financial condition and results of operations and require management to make assumptions that are difficult, subjective, or complex. These estimates involve judgments, assumptions, and uncertainties that are susceptible to change. In the event that different assumptions or conditions were to prevail, and depending on the severity of such changes, the possibility of a materially different financial condition or materially different results of operations is a reasonable likelihood. Further, changes in accounting standards could impact our critical accounting estimates. The following policies could be deemed critical:

Fair Value of Debt Securities Available for Sale

The fair values of debt securities available for sale are measurements from an independent pricing service and are based on observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the security's terms and conditions, among other things. The use of different judgments and estimates to determine the fair value of securities could result in a different fair value estimate.

Realized securities gains or losses are reported in the Consolidated Statements of Income. The cost of securities sold is based on the specific identification method.

A debt security available for sale is impaired if the fair value of the security declines below its amortized cost basis. To determine the appropriate accounting, we must first determine if we intend to sell the security or if it is more likely than not that we will be required to sell the security before the fair value increases to at least the amortized cost basis. If either of those selling events is expected, we will write down the amortized cost basis of the security to its fair value. This is achieved by writing off any previously recorded allowance, if applicable, and recognizing any incremental impairment through earnings. If we do not intend to sell the security, nor believe it more likely than not that we will be required to sell the security before the fair value recovers to the amortized cost basis, we must determine whether any of the decline in fair value has resulted from a credit loss, or if it is entirely the result of noncredit factors.

We consider the following factors in assessing whether the decline is due to a credit loss:

- Extent to which the fair value is less than the amortized cost basis;

- Adverse conditions specifically related to the security, an industry, or a geographic area (for example, changes in the financial condition of the issuer of the security, or in the case of an asset-backed debt security, in the financial condition of the underlying loan obligors);

- Payment structure of the debt security and the likelihood of the issuer being able to make payments that increase in the future;

- Failure of the issuer of the security to make scheduled interest or principal payments; and

- Any changes to the rating of the security by a rating agency.

Impairment related to a credit loss must be measured using the discounted cash flow method. Credit loss recognition is limited to the fair value of the security. The impairment is recognized by establishing an allowance through provision for credit losses. Impairment related to noncredit factors is recognized in AOCI, net of applicable taxes.

Fair Value of Assets Acquired and Liabilities Assumed in Business Combinations

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method of accounting, assets acquired and liabilities assumed are recorded at their estimated fair value on the date of acquisition. Fair values are determined based on the definition of "fair value" defined in ASC Topic 820 *"Fair Value Measurement"* as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

The fair value of a loan portfolio acquired in a business combination generally requires greater levels of management estimates and judgment than other assets acquired or liabilities assumed. Acquired loans are in the scope of ASC Topic 326 *"Financial Instruments-Credit Losses."* However, the offset to record the allowance at the date of acquisition on acquired loans depends on whether or not the loan is classified as PCD. The allowance for PCD loans is recorded through a gross-up effect, while the allowance for acquired non-PCD loans is recorded through provision expense, consistent with originated loans. Thus, the determination of which loans are PCD and non-PCD can have a significant effect on the accounting for these loans.

Goodwill

Goodwill represents the excess of purchase price over the fair value of net assets acquired using the acquisition method of accounting. Determining the fair value often involves estimates based on third-party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. Goodwill is not amortized, instead, we assess the potential for impairment on an annual basis or more frequently if events and circumstances indicate that goodwill might be impaired.

Income Taxes

First Busey estimates income tax expense based on amounts expected to be owed to federal and state tax jurisdictions. Estimated income tax expense is reported in the Consolidated Statements of Income. Accrued and deferred taxes, as reported in other assets or other liabilities in the Consolidated Balance Sheets, represent the net estimated amount due to or to be received from taxing jurisdictions either currently or in the future. Management judgment is involved in estimating accrued and deferred taxes, as it may be necessary to evaluate the risks and merits of the tax treatment of transactions, filing positions, and taxable income calculations after considering tax-related statutes, regulations, and other relevant factors. Because of the complexity of tax laws and interpretations, interpretation is subject to judgment.

Allowance for Credit Losses

First Busey calculates the ACL at each reporting date. We recognize an allowance for the lifetime expected credit losses for the amount we do not expect to collect. Measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported book value. The calculation also contemplates that First Busey may not be able to make or obtain such forecasts for the entire life of the financial assets and requires a reversion to historical credit loss information.

In determining the allowance, management relies predominantly on a disciplined credit review and approval process that extends to the full range of First Busey's credit exposure. The ACL must be determined on a collective (pool) basis when similar risk characteristics exist. On a case-by-case basis, we may conclude a loan should be evaluated on an individual basis based on the disparate risk characteristics.

Loans deemed uncollectible are charged against and reduce the allowance. A provision for credit losses is charged to current expense and acts to replenish the ACL in order to maintain the allowance at a level that management deems adequate. Determining the allowance involves significant judgments and assumptions by management. Because of the nature of the judgments and assumptions made by management, actual results may differ from these judgments and assumptions.

EXECUTIVE SUMMARY

Operating Results

Results of our operations are presented below, segregated by operating segment *(dollars in thousands)*:

	Years Ended December 31,		
	2022	**2021**	**2020**
Net income by operating segment			
Banking	$ 131,596	$ 117,844	$ 101,226
FirsTech	847	1,527	2,372
Wealth Management	18,543	18,570	13,181
Other	(22,675)	(14,492)	(16,435)
Net income	$ 128,311	$ 123,449	$ 100,344

Operating Performance

Operating performance metrics presented in the table below have been derived from information used by management to monitor and manage our financial performance *(dollars in thousands, except per share amounts)*:

		Years Ended December 31,					
		2022		**2021**		**2020**	
Reported:	Net income	$	128,311	$	123,449	$	100,344
Adjusted:	Net income[1]		131,910		137,108		108,728
Reported:	Diluted earnings per common share	$	2.29	$	2.20	$	1.83
Adjusted:	Diluted earnings per common share[1]		2.35		2.45		1.98
Reported:	Return on average assets		1.03 %		1.04 %		0.97 %
Adjusted:	Return on average assets[1]		1.06 %		1.15 %		1.06 %
Reported:	Return on average tangible common equity[1]		15.56 %		12.96 %		11.51 %
Adjusted:	Return on average tangible common equity[1]		15.99 %		14.40 %		12.47 %
Reported:	Pre-provision net revenue[1]	$	168,493	$	138,652	$	165,672
Adjusted:	Pre-provision net revenue[1]		179,424		160,792		180,516
Reported:	Pre-provision net revenue to average assets[1]		1.35 %		1.16 %		1.61 %
Adjusted:	Pre-provision net revenue to average assets[1]		1.44 %		1.35 %		1.75 %

_____

1. See *"Item 1. Business—Non-GAAP Financial Information."*

Non-operating Items

First Busey views certain non-operating items, including acquisition-related and restructuring charges, as adjustments to net income reported under GAAP. Non-operating pretax adjustments were as follows for the periods presented *(dollars in thousands)*:

	Years Ended December 31,					
	2022		**2021**		**2020**	
Non-operating costs						
Acquisition related expenses[1]	$	1,059	$	13,646	$	1,399
Restructuring charges[2]		3,478		3,705		9,312
Total non-operating costs	$	4,537	$	17,351	$	10,711

_____

1. Acquisition expenses related to completed acquisitions and exploratory due diligence.
2. Restructuring charges related to previously disclosed restructuring plans.

A reconciliation of non-GAAP measures—including pre-provision net revenue, adjusted pre-provision net revenue, pre-provision net revenue to average assets, adjusted pre-provision net revenue to average assets, adjusted net income, adjusted earnings per share, adjusted return on average assets, adjusted net interest margin, adjusted noninterest expense, efficiency ratio, adjusted efficiency ratio, tangible common equity, tangible common equity to tangible assets, tangible book value per share, and return on average tangible common equity—which First Busey believes facilitates the assessment of its financial results and peer comparability, is included in tabular form in this Annual Report. See *"Item 1. Business—Non-GAAP Financial Information."*

Wealth Management Fees and Payment Technology Solutions

Combined, revenues from wealth management fees and payment technology solutions activities represented 59.5% of First Busey's noninterest income in 2022, providing a balance to spread-based revenue from traditional banking activities. Further, noninterest income, excluding net securities gains (losses), represented 28.5% of total revenue for the year ended December 31, 2022.

RESULTS OF OPERATION — THREE YEARS ENDED DECEMBER 31, 2022

Net Interest Income

Net interest income is the difference between interest income and fees earned on earning assets and interest expense incurred on interest-bearing liabilities. Interest rate levels and volume fluctuations within earning assets and interest-bearing liabilities impact net interest income. Net interest margin is tax-equivalent net interest income as a percent of average earning assets.

Certain assets with tax favorable treatment are evaluated on a tax-equivalent basis. Tax-equivalent basis assumes a federal income tax rate of 21.0%. Tax favorable assets generally have lower contractual pre-tax yields than fully taxable assets. A tax-equivalent analysis is performed by adding the tax savings to the earnings on tax favorable assets. After factoring in the tax favorable effects of these assets, the yields may be more appropriately evaluated against alternative earning assets. In addition to yield, various other risks are factored into the evaluation process.

The following tables *(dollars in thousands)* show our Consolidated Average Balance Sheets, detailing the major categories of assets and liabilities, the interest income earned on interest-earning assets, the interest expense paid for the interest-bearing liabilities, and the related interest rates for the periods shown. The tables also show, for the periods indicated, a summary of the changes in interest earned and interest expense resulting from changes in volume and rates for the major components of interest-earning assets and interest-bearing liabilities. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on changes due to rate and changes due to volume. All average information is provided on a daily average basis.

Consolidated Average Balance Sheets and Interest Rates

Average balances, income and expense, and yield rates are presented below for the periods indicated *(dollars in thousands)*:

	Years Ended December 31,								
	2022			**2021**			**2020**		
	Average Balance	**Income/ Expense**	**Yield/ Rate**	**Average Balance**	**Income/ Expense**	**Yield/ Rate**	**Average Balance**	**Income/ Expense**	**Yield/ Rate**
Assets									
Interest-bearing bank deposits and federal funds sold	$ 290,875	$ 3,097	1.06 %	$ 630,687	$ 1,151	0.18 %	$ 488,786	$ 1,723	0.35 %
Investment securities:									
U.S. Government obligations	179,557	1,079	0.60 %	180,041	1,692	0.94 %	135,204	2,915	2.16 %
Obligations of states and political subdivisions[1]	286,220	7,611	2.66 %	299,064	7,694	2.57 %	293,070	8,353	2.85 %
Other securities	3,265,271	61,591	1.89 %	2,876,714	37,166	1.29 %	1,411,826	29,857	2.11 %
Loans held for sale	5,178	192	3.71 %	21,803	506	2.32 %	82,106	2,184	2.66 %
Portfolio loans[1,2]	7,445,962	288,615	3.88 %	6,969,807	252,946	3.63 %	7,006,946	284,306	4.06 %
Total interest-earning assets[1,3]	11,473,063	$ 362,185	3.16 %	$10,978,116	301,155	2.74 %	$ 9,417,938	329,338	3.50 %
Cash and due from banks	120,910			133,711			118,739		
Premises and equipment	131,657			138,731			146,144		
ACL	(89,387)			(97,397)			(88,248)		
Other assets	856,705			751,774			697,683		
Total assets	$12,492,948			$11,904,935			$10,292,256		
Liabilities and Stockholders' Equity									
Interest-bearing transaction deposits	$ 2,785,439	$ 7,150	0.26 %	$ 2,619,942	$ 1,922	0.07 %	$ 2,153,230	$ 4,718	0.22 %
Savings and money market deposits	3,326,259	4,237	0.13 %	3,092,992	2,817	0.09 %	2,567,962	5,960	0.23 %
Time deposits	846,738	4,725	0.56 %	1,040,709	7,844	0.75 %	1,356,347	20,013	1.48 %
Federal funds purchased and repurchase agreements	244,004	1,475	0.60 %	218,454	227	0.10 %	187,811	660	0.35 %
Borrowings[4]	309,175	15,932	5.15 %	268,767	12,452	4.63 %	217,702	9,352	4.30 %
Junior subordinated debt issued to unconsolidated trusts	71,716	3,029	4.22 %	71,545	2,840	3.97 %	71,376	2,960	4.15 %
Total interest-bearing liabilities	7,583,331	$ 36,548	0.48 %	7,312,409	$ 28,102	0.38 %	6,554,428	$ 43,663	0.67 %
Net interest spread[1]			2.68 %			2.36 %			2.83 %
Noninterest-bearing deposits	3,550,517			3,142,155			2,364,442		
Other liabilities	163,929			125,509			133,012		
Stockholders' equity	1,195,171			1,324,862			1,240,374		
Total liabilities and stockholders' equity	$12,492,948			$11,904,935			$10,292,256		
Interest income / earning assets[1,3]	$11,473,063	$ 362,185	3.16 %	$10,978,116	$ 301,155	2.74 %	$ 9,417,938	$ 329,338	3.50 %
Interest expense / earning assets	11,473,063	36,548	0.32 %	10,978,116	28,102	0.25 %	9,417,938	43,663	0.47 %
Net interest margin[1]		$ 325,637	2.84 %		$ 273,053	2.49 %		$ 285,675	3.03 %

---

1. On a tax-equivalent basis, assuming a federal income tax rate of 21.0%.
2. Non-accrual loans have been included in average portfolio loans.
3. Interest income includes a tax-equivalent adjustment of $2.2 million, $2.4 million, and $2.7 million for 2022, 2021 and 2020, respectively. Interest income includes $1.9 million, $14.0 million, and $15.2 million of fees, net of deferred costs related to PPP loans for 2022, 2021, and 2020, respectively.
4. Includes short-term borrowings, long-term debt, senior notes, and subordinated notes. Interest expense includes a non-usage fee on our revolving credit facility.

The following table presents a breakout of changes in net interest income attributable to changes in average volume and changes in average yield *(dollars in thousands)*:

	Years Ended December 31,					
	2022 vs. 2021 Change Due To			2021 vs. 2020 Change Due To		
	Average Volume	Average Yield/Rate	Total Change	Average Volume	Average Yield/Rate	Total Change
Increase (decrease) in interest income						
Interest-bearing bank deposits and federal funds sold	$ (921)	$ 2,867	$ 1,946	$ 410	$ (982)	$ (572)
Investment securities:						
U.S. Government obligations	(5)	(608)	(613)	765	(1,988)	(1,223)
Obligations of state and political subdivisions	(337)	254	(83)	168	(827)	(659)
Other securities	5,544	18,881	24,425	22,213	(14,904)	7,309
Loans held for sale	(515)	201	(314)	(1,430)	(248)	(1,678)
Portfolio loans	17,870	17,799	35,669	(1,499)	(29,861)	(31,360)
Change in interest income	$ 21,636	$ 39,394	$ 61,030	$ 20,627	$ (48,810)	$(28,183)
Increase (decrease) in interest expense						
Interest-bearing transaction deposits	$ 129	$ 5,099	$ 5,228	$ 855	$ (3,651)	$ (2,796)
Savings and money market deposits	151	1,269	1,420	931	(4,074)	(3,143)
Time deposits	(1,303)	(1,816)	(3,119)	(3,923)	(8,246)	(12,169)
Federal funds purchased and repurchase agreements	30	1,218	1,248	95	(528)	(433)
Borrowings	1,611	1,869	3,480	2,289	811	3,100
Junior subordinated debt owed to unconsolidated trusts	7	182	189	7	(127)	(120)
Change in interest expense	$ 625	$ 7,821	$ 8,446	$ 254	$ (15,815)	$(15,561)
Increase (decrease) in net interest income	$ 21,011	$ 31,573	$ 52,584	$ 20,373	$ (32,995)	$(12,622)
Percentage increase (decrease) in net interest income over prior period			19.3 %			(4.4)%

Notable changes in average assets and average liabilities are summarized as follows for the periods presented *(dollars in thousands)*:

	Years Ended December 31,			
	2022	2021	Change	% Change
Average interest-earning assets	$11,473,063	$10,978,116	$ 494,947	4.5 %
Average interest-bearing liabilities	7,583,331	7,312,409	270,922	3.7 %
Average noninterest-bearing deposits	3,550,517	3,142,155	408,362	13.0 %
Total average deposits	10,508,953	9,895,798	613,155	6.2 %
Total average liabilities	11,297,777	10,580,073	717,704	6.8 %
Average noninterest-bearing deposits as a percent of total average deposits	33.8 %	31.8 %	200 bps	
Total average deposits as a percent of total average liabilities	93.0 %	93.5 %	(50) bps	

Changes in net interest income and net interest margin are summarized as follows for the periods presented *(dollars in thousands)*:

| | Years Ended December 31, | | | |
	2022	2021	Change	% Change
Net interest income				
Interest income, on a tax-equivalent basis[1]	$ 362,185	$ 301,155	$ 61,030	20.3 %
Interest expense	(36,548)	(28,102)	(8,446)	30.1 %
Net interest income, on a tax-equivalent basis[1]	$ 325,637	$ 273,053	$ 52,584	19.3 %
Net interest margin[1,2]	2.84 %	2.49 %	35 bps	

_____
1. Assuming a federal income tax rate of 21.0%.
2. Net interest income expressed as a percentage of average earning assets, stated on a tax-equivalent basis.

The FOMC raised rates by a total of 425 basis points during 2022. Rising rates have a positive impact on net interest margin, as assets, in particular commercial loans, reprice more quickly and to a greater extent than liabilities. In general, net interest margins have been impacted over the last three years by PPP loans, significant growth in the Company's liquidity position, organic portfolio loan growth over the past seven quarters, and the issuance of debt, with more recent impacts resulting from rate increases.

First Busey remains substantially funded by core deposits[1], with robust liquidity and significant market share in the communities we serve. As of December 31, 2022, our loan to deposit ratio was 76.7% and core deposits represented 98.8% of total deposits.

Net interest spread, which represents the difference between the average rate earned on earning assets and the average rate paid on interest-bearing liabilities, was 2.68% in 2022 compared to 2.36% in 2021 and 2.83% in 2020, each on a tax equivalent basis.

Annualized net interest margins for the quarterly periods indicated were as follows:

	2022	2021	2020
First Quarter	2.45 %	2.72 %	3.20 %
Second Quarter	2.68 %	2.50 %	3.03 %
Third Quarter	3.00 %	2.41 %	2.86 %
Fourth Quarter	3.24 %	2.36 %	3.06 %

Management attempts to mitigate the effects of an unpredictable interest-rate environment through effective portfolio management, prudent loan underwriting and operational efficiencies.

_____
[1] Core deposits is a non-GAAP financial measure. For a reconciliation of non-GAAP measures to the most directly comparable financial GAAP measures, see *"Item 1. Business—Non-GAAP Financial Information."*

Noninterest Income

Changes in noninterest income are summarized in the tables below for the periods presented *(dollars in thousands)*:

	Years Ended December 31,		Change	% Change
	2022	2021		
Noninterest income				
Wealth management and payment technology solutions income:				
Wealth management fees	$ 55,378	$ 53,086	$ 2,292	4.3 %
Payment technology solutions	20,067	18,347	1,720	9.4 %
Combined, wealth management fees and payment technology solutions	75,445	71,433	4,012	5.6 %
Fees for customer services	33,111	35,604	(2,493)	(7.0)%
Mortgage revenue	1,895	7,239	(5,344)	(73.8)%
Income on bank owned life insurance	3,663	5,166	(1,503)	(29.1)%
Securities income:				
Realized net gains (losses) on securities	50	29	21	72.4 %
Unrealized net gains (losses) recognized on equity securities	(2,183)	3,041	(5,224)	(171.8)%
Net securities gains (losses)	(2,133)	3,070	(5,203)	(169.5)%
Other income	14,822	10,292	4,530	44.0 %
Total noninterest income	$ 126,803	$ 132,804	$ (6,001)	(4.5)%

	Years Ended December 31,		Change	% Change
	2021	2020		
Noninterest income				
Wealth management and payment technology solutions income:				
Wealth management fees	$ 53,086	$ 42,928	$ 10,158	23.7 %
Payment technology solutions	18,347	15,628	2,719	17.4 %
Combined, wealth management fees and payment technology solutions	71,433	58,556	12,877	22.0 %
Fees for customer services	35,604	31,604	4,000	12.7 %
Mortgage revenue	7,239	13,038	(5,799)	(44.5)%
Income on bank owned life insurance	5,166	5,380	(214)	(4.0)%
Securities income:				
Realized net gains (losses) on securities	29	1,724	(1,695)	(98.3)%
Unrealized net gains (losses) recognized on equity securities	3,041	(393)	3,434	873.8 %
Net securities gains (losses)	3,070	1,331	1,739	130.7 %
Other income	10,292	8,356	1,936	23.2 %
Total noninterest income	$ 132,804	$ 118,265	$ 14,539	12.3 %

Total noninterest income was $126.8 million for the year ended December 31, 2022, a decrease of 4.5% when compared with $132.8 million for the year ended December 31, 2021. Revenues from wealth management fees and payment technology solutions represented 59.5% and 53.8% of noninterest income for the years ended December 31, 2022, and December 31, 2021, respectively, providing a complement to spread-based revenue from traditional banking activities. On a combined basis, revenue from these two critical operating areas was $75.5 million for the year ended December 31, 2022, a 5.6% increase from $71.4 million for the year ended December 31, 2021.

Wealth management fees increased by 4.3% to $55.4 million in 2022, compared to $53.1 million in 2021. First Busey's Wealth Management division had $11.1 billion in assets under care as of December 31, 2022, compared to $12.7 billion as of December 31, 2021. The decrease in the value of assets under care was principally due to a reduction in market valuations and nonrecurring outflows. Our portfolio management team continues to produce solid results in the face of very volatile markets.

Payment technology solutions revenue relates to our payment processing company, FirsTech. Payment technology solutions revenue increased by 9.4% to $20.1 million in 2022, compared to $18.3 million in 2021. Increases in payment technology solutions revenue were primarily the result of payment and volume activity as well as growth in customers served by FirsTech. FirsTech operations add important diversity to our revenue stream while widening our array of service offerings to larger commercial clients both within our footprint and nationally. We are currently making strategic investments in FirsTech to enhance future growth, including further upgrades to the product and engineering teams to build an API cloud-based platform to provide for fully integrated payment capabilities, as well as the continued development of our BaaS platform.

Fees for customer services decreased by 7.0% to $33.1 million in 2022, compared to $35.6 million in 2021. Beginning on July 1, 2022, we became subject to the Durbin Amendment of the Dodd-Frank Act. The Durbin Amendment requires the Federal Reserve to establish a maximum permissible interchange fee for many types of debit transactions, which resulted in a $4.8 million reduction in fee income during the last half of 2022.

Mortgage revenue was $1.9 million in 2022, compared to $7.2 million in 2021. Decreases primarily resulted from declines in sold-loan mortgage volume due to retaining a higher share of loan production in 2022, as well as lower gain on sale premiums. General economic conditions and interest rate volatility may impact future fee income.

Income on bank owned life insurance decreased by 29.1% to $3.7 million in 2022, compared to $5.2 million in 2021, primarily as a result of a decrease in life insurance proceeds.

Other income increased by 44.0% to $14.8 million in 2022, compared to $10.3 million in 2021. Other income benefited primarily from increases in other asset investment values and check sales, partially offset by smaller gains on commercial loan sales.

Noninterest Expense

Changes in noninterest expense are summarized in the tables below for the periods presented *(dollars in thousands)*:

	Years Ended December 31,			
	2022	2021	Change	% Change
Noninterest expense				
Salaries, wages, and employee benefits	$ 159,016	$ 145,312	$ 13,704	9.4 %
Data processing	21,648	21,862	(214)	(1.0)%
Premises expenses:				
Net occupancy expense of premises	19,130	18,346	784	4.3 %
Furniture and equipment expenses	7,645	8,301	(656)	(7.9)%
Combined, net occupancy expense of premises and furniture and equipment expenses	26,775	26,647	128	0.5 %
Professional fees	6,125	7,549	(1,424)	(18.9)%
Amortization of intangible assets	11,628	11,274	354	3.1 %
Interchange expense	6,298	5,792	506	8.7 %
Other expense	52,391	43,344	9,047	20.9 %
Total noninterest expense	$ 283,881	$ 261,780	$ 22,101	8.4 %
Income taxes	$ 33,426	$ 33,374	$ 52	0.2 %
Effective income tax rate	20.7 %	21.3 %	(60) bps	
Efficiency ratio[1]	59.9 %	62.2 %	(230) bps	
Adjusted efficiency ratio[1]	58.9 %	57.9 %	100 bps	
Full-time equivalent employees as of period-end	1,497	1,463	34	2.3 %

---

1. The efficiency ratio and adjusted efficiency ratio are both non-GAAP financial measures. For a reconciliation of non-GAAP financial measure to the most directly comparable GAAP financial measures, see *"Item 1. Business—Non-GAAP Financial Information."*

| | Years Ended December 31, | | | |
	2021	2020	Change	% Change
Noninterest expense				
Salaries, wages, and employee benefits	$ 145,312	$ 126,719	$ 18,593	14.7 %
Data processing	21,862	16,426	5,436	33.1 %
Premises expenses:				
Net occupancy expense of premises	18,346	17,607	739	4.2 %
Furniture and equipment expenses	8,301	9,550	(1,249)	(13.1)%
Combined, net occupancy expense of premises and furniture and equipment expenses	26,647	27,157	(510)	(1.9)%
Professional fees	7,549	8,396	(847)	(10.1)%
Amortization of intangible assets	11,274	10,008	1,266	12.6 %
Interchange expense	5,792	4,810	982	20.4 %
Other expense	43,344	40,681	2,663	6.5 %
Total noninterest expense	$ 261,780	$ 234,197	$ 27,583	11.8 %
Income taxes	$ 33,374	$ 27,862	$ 5,512	19.8 %
Effective income tax rate	21.3 %	21.7 %	(40) bps	
Efficiency ratio[1]	62.2 %	55.7 %	650 bps	
Adjusted efficiency ratio[1]	57.9 %	53.0 %	490 bps	
Full-time equivalent employees as of period-end	1,463	1,346	117	8.7 %

---

1. The efficiency ratio and adjusted efficiency ratio are both non-GAAP financial measures. For a reconciliation of non-GAAP financial measure to the most directly comparable GAAP financial measures, see *"Item 1. Business—Non-GAAP Financial Information."*

Total noninterest expense increased to $283.9 million for the year ended December 31, 2022, compared to $261.8 million for the year ended December 31, 2021. Non-operating acquisition and other restructuring expenses decreased to $4.5 million in 2022, compared to $17.4 million in 2021. We remain focused on expense discipline, and have made necessary investments during the past two years to support the continued organic growth of our key business lines and related support and risk management functions.

Salaries, wages, and employee benefits increased to $159.0 million in 2022, compared to $145.3 million in 2021. We had a total of 1,497 full-time equivalents at December 31, 2022, compared to 1,463 at December 31, 2021. Throughout 2022 we continued to invest in talent across our business lines and our risk management infrastructure. Labor market trends over the past year reflected a tight labor supply, while job gains resulted in increased demands for a skilled workforce, maintaining upward pressure on salaries, wages, and employee benefits.

Data processing expense decreased to $21.6 million in 2022, compared to $21.9 million in 2021. Decreases were primarily attributable to higher expenses in 2021 related to the CAC acquisition, offset by increased expenses for FirsTech related to transaction volume and continued Company-wide investments in technology enhancements, as well as inflation-driven price increases.

Combined, net occupancy expense of premises and furniture and equipment expenses increased to $26.8 million in 2022, compared to $26.6 million in 2021. Year-over-year increases are primarily attributable to higher building and maintenance costs. As we continue to divest our recently closed branches we expect to realize incremental cost savings.

Professional fees decreased to $6.1 million in 2022, compared to $7.5 million in 2021, as a result of decreases in legal fees, audit and accounting fees, payroll service costs, and consulting fees.

Amortization of intangible assets increased to $11.6 million in 2022, compared to $11.3 million in 2021, as a result of increases in intangible asset balances from the acquisition of CAC. Amortization of intangible assets included 12 months of amortization in 2022 in connection with intangible assets obtained in the acquisition of CAC, compared to seven months in 2021.

Interchange expense increased to $6.3 million in 2022, compared to $5.8 million in 2021. Fluctuations in interchange expense were primarily the result of increased payment and volume activity at FirsTech.

Other expense increased to $52.4 million in 2022, compared to $43.3 million in 2021. Increases were across multiple expense categories including marketing and business development, NMTC amortization, and regulatory expenses, partially offset by lower fixed asset impairment.

Efficiency Ratio[2]

The efficiency ratio is calculated as total noninterest expense, less amortization charges, as a percentage of tax-equivalent net interest income plus noninterest income, less security gains and losses. The efficiency ratio, which is a measure commonly used by management and the banking industry, measures the amount of expense incurred to generate a dollar of revenue. Our efficiency ratio was 59.9% for the year ended December 31, 2022, compared to 62.2% for the year ended December 31, 2021. Operating costs have been influenced by acquisition expenses and other restructuring costs, and the adjusted efficiency ratio[1] was 58.9% for the year ended December 31, 2022, compared to 57.9% for the year ended December 31, 2021.

Income Taxes

The effective income tax rate, or income taxes divided by income before taxes, was 20.7%, 21.3%, and 21.7% for the years ended December 31, 2022, 2021, and 2020, respectively. The Company's effective tax rate was lower than the combined federal and state statutory rate of approximately 28.0% due to tax exempt interest income, such as municipal bond interest and bank owned life insurance income, and investments in various federal and state tax credits. We continue to monitor evolving federal and state tax legislation and its potential impact on operations on an ongoing basis. As of December 31, 2022, we were not under examination by any tax authority; however, we have received an inquiry from the State of Illinois regarding our prior franchise tax filings. In the event the Company is required to amend our prior franchise tax filings, we could incur additional expenses.

---

[2] For a reconciliation of the efficiency ratio and the adjusted efficiency ratio, both of which are non-GAAP financial measures, see *"Item 1. Business— Non-GAAP Financial Information."*

FINANCIAL CONDITION

Balance Sheet

Changes in significant items included in our Consolidated Balance Sheets are summarized in the table below *(dollars in thousands)*:

	As of December 31,			
	2022	**2021**	**Change**	**% Change**
Assets				
Debt securities available for sale	$ 2,461,393	$ 3,981,251	$ (1,519,858)	(38.2)%
Debt securities held to maturity	918,312	—	918,312	NM
Portfolio loans, net of ACL	7,634,094	7,101,111	532,983	7.5 %
Total assets	12,336,677	12,859,689	(523,012)	(4.1)%
Liabilities				
Deposits:				
Noninterest-bearing	3,393,666	3,670,267	(276,601)	(7.5)%
Interest-bearing	6,677,614	7,098,310	(420,696)	(5.9)%
Total deposits	10,071,280	10,768,577	(697,297)	(6.5)%
Securities sold under agreements to repurchase	229,806	270,139	(40,333)	(14.9)%
Short-term borrowings	351,054	17,678	333,376	1,885.8 %
Subordinated notes, net of unamortized issuance costs	222,038	182,773	39,265	21.5 %
Total liabilities	11,190,700	11,540,577	(349,877)	(3.0)%
Stockholders' Equity	1,145,977	1,319,112	(173,135)	(13.1)%

Investment Securities

Primary purposes of our investment securities portfolio are to provide a source of earnings by deploying funds which are not needed to fulfill loan demand, deposit redemptions, or other liquidity purposes; to serve as a tool for interest rate risk positioning; and to provide collateral for pledging purposes against public deposits and repurchase agreements, all while providing a source of liquidity.

We consider many factors in determining the composition of our investment portfolio including, but not limited to, credit quality, duration, interest rate risk, liquidity, tax-equivalent yield, regulatory considerations, and overall portfolio allocation. As of December 31, 2022, we did not hold general obligation bonds of any single issuer, the aggregate of which exceeded 10% of the Company's stockholders' equity.

Pledged securities totaled $746.7 million, or 22.1% of total debt securities, as of December 31, 2022, and $708.9 million, or 17.8% of total debt securities, as of December 31, 2021.

Debt Securities Available for Sale

Debt securities available for sale are carried at fair value. As of December 31, 2022, the fair value of debt securities available for sale was $2.5 billion, and the amortized cost was $2.8 billion. There were $0.1 million of gross unrealized gains and $311.2 million of gross unrealized losses, for a net unrealized loss of $311.1 million. The net unrealized loss, net of tax, is recorded in stockholders' equity through AOCI.

The composition of debt securities available for sale was as follows *(dollars in thousands)*:

	As of December 31,	
	2022	**2021**
Debt securities available for sale		
U.S. Treasury securities	$ 114,061	$ 165,762
Obligations of U.S. government corporations and agencies	19,779	38,470
Obligations of states and political subdivisions	257,512	306,869
Asset-backed securities	469,875	492,186
Commercial mortgage-backed securities	108,394	614,998
Residential mortgage-backed securities	1,243,256	2,069,313
Corporate debt securities	248,516	293,653
Debt securities available for sale, fair value	$ 2,461,393	$ 3,981,251
Debt securities available for sale, amortized cost	$ 2,772,453	$ 4,013,523
Fair value as a percentage of amortized cost	88.78 %	99.20 %

By maturity date, fair values, and weighted average yields of debt securities available for sale as of December 31, 2022, were *(dollars in thousands)*:

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		Due after 10 years	
	Fair Value	**Weighted Average Yield**	**Fair Value**	**Weighted Average Yield**	**Fair Value**	**Weighted Average Yield**	**Fair Value**	**Weighted Average Yield**
Debt securities available for sale[1]								
U.S. Treasury securities	$ 69,480	0.15 %	$ 44,581	0.34 %	$ —	— %	$ —	— %
Obligations of U.S. government corporations and agencies	8,947	2.31 %	7,733	2.75 %	3,099	3.48 %	—	— %
Obligations of states and political subdivisions[2]	27,473	2.02 %	92,449	2.23 %	93,704	2.16 %	43,886	2.50 %
Asset-backed securities	—	— %	—	— %	72,729	5.53 %	397,146	5.19 %
Commercial mortgage-backed securities	—	— %	23,643	2.24 %	18,584	2.19 %	66,167	2.15 %
Residential mortgage-backed securities	223	2.48 %	15,532	2.67 %	106,308	1.85 %	1,121,193	1.68 %
Corporate debt securities	27,844	0.62 %	184,816	1.21 %	35,856	3.55 %	—	— %
Debt securities available for sale	$ 133,967	0.78 %	$ 368,754	1.51 %	$ 330,280	2.92 %	$ 1,628,392	2.50 %

---

1. Securities are presented based upon final contractual maturity or pre-refunded date.
2. Weighted average yield calculated on a tax-equivalent basis, assuming a federal income tax rate of 21.0%.

Debt Securities Held to Maturity

In 2022, a portion of the debt securities available for sale were transferred to debt securities held to maturity. Debt securities held to maturity are carried at amortized cost. As of December 31, 2022, the amortized cost of debt securities held to maturity was $918.3 million, and the fair value was $785.3 million. There were no gross unrecognized gains and $133.0 million of gross unrecognized losses. Unrecognized losses are included in OCI, and amortized into income over the contractual lives of the securities. An ACL balance will be established for debt securities held to maturity when applicable. As of December 31, 2022, no ACL was recorded for our portfolio of debt securities held to maturity.

The composition of debt securities held to maturity was as follows *(dollars in thousands)*:

	As of December 31,	
	2022	2021
Debt securities held to maturity		
Commercial mortgage-backed securities	$ 474,820	$ —
Residential mortgage-backed securities	443,492	—
Debt securities held to maturity, amortized cost	$ 918,312	$ —
Debt securities held to maturity, fair value	$ 785,295	$ —
Fair value as a percentage of amortized cost	85.52 %	N/A

By maturity date, fair values, and weighted average yields of debt securities held to maturity as of December 31, 2022, were *(dollars in thousands)*:

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		Due after 10 years	
	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield
Debt securities held to maturity[1]								
Commercial mortgage-backed securities	$ —	— %	$ 41,483	2.25 %	$ 57,955	2.20 %	$ 311,644	2.31 %
Residential mortgage-backed securities	—	— %	—	— %	—	— %	374,213	2.25 %
Debt securities held to maturity	$ —	— %	$ 41,483	2.25 %	$ 57,955	2.20 %	$ 685,857	2.28 %

1. Securities are presented based upon final contractual maturity or pre-refunded date.

Equity Securities

Equity securities are carried at fair value. The fair value of equity securities was $11.5 million as of December 31, 2022, compared to $13.6 million as of December 31, 2021.

Portfolio Loans

We believe that making sound and profitable loans is a necessary and desirable means of employing funds available for investment. First Busey maintains lending policies and procedures designed to focus lending efforts on the types, locations, and duration of loans most appropriate for its business model and markets. GSB's policies were similar in nature to Busey Bank's policies, and we are migrating the legacy GSB portfolio toward Busey Bank's policies. While not specifically limited, we attempt to focus our lending on short to intermediate-term (0-10 years) loans in geographic areas within 125 miles of our lending offices. Loans originated outside of these areas are generally residential mortgage loans originated for sale in the secondary market or loans to existing customers of Busey Bank. We attempt to utilize government-assisted lending programs, such as the SBA and U.S. Department of Agriculture lending programs, when prudent. Generally, loans are collateralized by assets, primarily real estate, and guaranteed by individuals. Loans are expected to be repaid primarily from cash flows of the borrowers or from proceeds from the sale of selected assets of the borrowers.

Management reviews and approves Busey Bank's lending policies and procedures on a regular basis. Management routinely (at least quarterly) reviews the ACL in conjunction with reports related to loan production, loan quality, concentrations of credit, loan delinquencies, non-performing loans, and potential problem loans. Our underwriting standards are designed to encourage relationship banking rather than transactional banking. Relationship banking implies a primary banking relationship with the borrower that includes, at a minimum, an active deposit banking relationship in addition to the lending relationship. Significant underwriting factors in addition to location, duration, a sound and profitable cash flow basis, and the borrower's character, include the quality of the borrower's financial history, the liquidity of the underlying collateral, and the reliability of the valuation of the underlying collateral.

As a matter of policy and practice, we limit the level of concentration exposure in any particular loan segment with the goal of maintaining a well-diversified loan portfolio.

At no time is a borrower's total borrowing relationship permitted to exceed Busey Bank's regulatory lending limit. We generally limit such relationships to amounts substantially less than the regulatory limit. Loans to related parties, including executive officers and directors of First Busey and its subsidiaries, are reviewed for compliance with regulatory guidelines.

First Busey maintains an independent loan review department that reviews loans for compliance with our loan policy on a periodic basis. In addition, the loan review department reviews the risk assessments made by our credit department, lenders, and loan committees. Results of these reviews are presented to management and the audit committee at least quarterly.

Busey Bank's lending can be summarized into five primary areas: commercial loans, commercial real estate loans, real estate construction loans, retail real estate loans, and retail other loans.

Commercial Loans

Commercial loans typically comprise working capital loans or business expansion loans, including loans for asset purchases and other business loans. Commercial loans will generally be guaranteed, in full or a material percentage, by the primary owners of the business. Commercial loans are made based primarily on the historical and projected cash flow of the underlying borrower and secondarily on the underlying assets pledged as collateral by the borrower. Cash flows of the underlying borrower, however, may not perform consistently with historical or projected information. Further, collateral securing loans may fluctuate in value due to individual economic or other factors. Busey Bank has established minimum standards and underwriting guidelines for all commercial loan types.

Commercial Real Estate Loans

The commercial environment, along with the academic presence in some of our markets, provides for the majority of our commercial lending opportunities to be commercial real estate related, including multi-unit housing. As the majority of our loan portfolio is within the commercial real estate class, our goal is to maintain a high quality, geographically diverse portfolio of commercial real estate loans. Commercial real estate loans are subject to underwriting standards and guidelines similar to commercial loans. Commercial real estate loans are generally guaranteed, in full or a material percentage, by the primary owners of the business. Repayment of these loans is primarily dependent on the cash flows of the underlying property. However, commercial real estate loans generally must be supported by an adequate underlying collateral value. The performance and the value of the underlying property may be adversely affected by economic factors or geographical and/or industry specific factors. These loans are subject to other industry guidelines which we closely monitor.

Real Estate Construction Loans

Real estate construction loans are primarily commercial in nature. Loan proceeds are monitored by the Company and advanced for the improvement of real estate in which we hold a mortgage. Real estate construction loans will generally be guaranteed, in full or a material percentage, by the developer or primary owners of the business. These loans are subject to underwriting standards and guidelines similar to commercial loans. The loan generally must be supported by an adequate "as completed" value of the underlying project. In addition to the underlying project, the financial history of the developer and business owners weighs significantly in determining approval. Repayment of these loans is typically through permanent financing following completion of the construction. Real estate construction loans are inherently more risky than loans on completed properties as the unimproved nature and the financial risks of construction significantly enhance the risks of commercial real estate loans. These loans are closely monitored and subject to other industry guidelines.

Retail Real Estate Loans

Retail real estate loans are comprised of direct consumer loans that include residential real estate, home equity lines of credit, and home equity loans. In 2022, the Company retained a larger percentage of originated retail real estate loans in our portfolio over selling to secondary market purchasers. As retail real estate loan underwriting is subject to specific regulations, we typically underwrite our retail real estate loans to conform to widely accepted standards. Several factors are considered in underwriting including the debt-to-income ratio and credit history of the borrower, as well as the value of the underlying real estate.

Retail Other Loans

Retail other loans consist of installment loans to individuals, including automotive loans and indirect lending. These loans are centrally underwritten utilizing the borrower's financial history, including credit scores, as well as information about the underlying collateral. Retail other loans also include whole-life loans which are secured by the cash value of life insurance policies. Repayment of retail other loans is expected from the cash flow of the borrower.

Portfolio Loans by Loan Category

The composition of our portfolio loans as of the dates indicated was as follows *(dollars in thousands)*:

		As of December 31,						
		2022		2021		Change		% Change
Portfolio loans								
Commercial	$	1,974,154	$	1,943,886	$	30,268		1.6 %
Commercial real estate		3,261,873		3,119,807		142,066		4.6 %
Real estate construction		530,469		385,996		144,473		37.4 %
Retail real estate		1,657,082		1,512,976		144,106		9.5 %
Retail other		302,124		226,333		75,791		33.5 %
Total portfolio loans	$	7,725,702	$	7,188,998	$	536,704		7.5 %
ACL		(91,608)		(87,887)		(3,721)		4.2 %
Portfolio loans, net	$	7,634,094	$	7,101,111	$	532,983		7.5 %

Geographic distributions of portfolio loans, based on origination, by category were as follows *(dollars in thousands)*:

	Illinois	Missouri	Florida	Indiana	Total
	December 31, 2022				
Portfolio loans					
Commercial	$ 1,401,165	$ 466,904	$ 52,925	$ 53,160	$ 1,974,154
Commercial real estate	2,180,767	680,532	220,939	179,635	3,261,873
Real estate construction	326,154	131,782	31,212	41,321	530,469
Retail real estate	1,253,069	210,048	122,397	71,568	1,657,082
Retail other	296,719	2,565	1,788	1,052	302,124
Total portfolio loans	$ 5,457,874	$ 1,491,831	$ 429,261	$ 346,736	$ 7,725,702
ACL					(91,608)
Portfolio loans, net of ACL					$ 7,634,094

	Illinois	Missouri	Florida	Indiana	Total
	December 31, 2021				
Portfolio loans					
Commercial	$ 1,372,584	$ 463,085	$ 55,180	$ 53,037	$ 1,943,886
Commercial real estate	2,063,681	691,969	191,303	172,854	3,119,807
Real estate construction	199,471	120,785	31,265	34,475	385,996
Retail real estate	1,124,486	235,083	96,563	56,844	1,512,976
Retail other	219,000	3,684	2,181	1,468	226,333
Total portfolio loans	$ 4,979,222	$ 1,514,606	$ 376,492	$ 318,678	$ 7,188,998
ACL					(87,887)
Portfolio loans, net of ACL					$ 7,101,111

Loan Growth

The Company generated $610.8 million, or 8.6%, in core loan[3] growth during 2022. Changes in portfolio loan balances, by loan category, were as follows *(dollars in thousands)*:

		As of December 31,		Change	% Change
		2022	2021		
Portfolio loans					
Commercial loans:					
Commercial	$	1,974,154 $	1,943,886 $	30,268	1.6 %
Commercial real estate		3,261,873	3,119,807	142,066	4.6 %
Real estate construction		530,469	385,996	144,473	37.4 %
Commercial loan balances		5,766,496	5,449,689	316,807	5.8 %
Retail loans:					
Retail real estate		1,657,082	1,512,976	144,106	9.5 %
Retail other		302,124	226,333	75,791	33.5 %
Retail loan balances		1,959,206	1,739,309	219,897	12.6 %
Total portfolio loans		7,725,702	7,188,998	536,704	7.5 %
ACL		(91,608)	(87,887)	(3,721)	4.2 %
Portfolio loans, net of ACL	$	7,634,094 $	7,101,111 $	532,983	7.5 %

Excluding the amortized cost of PPP loans, changes in commercial loan balances were as follows *(dollars in thousands)*:

		As of December 31,		Change	% Change
		2022	2021		
Commercial loan balances	$	5,766,496 $	5,449,689 $	316,807	5.8 %
Less: PPP loans amortized cost		(845)	(74,958)	74,113	(98.9)%
Commercial loan balances, excluding PPP loans	$	5,765,651 $	5,374,731 $	390,920	7.3 %

Commercial balances—consisting of commercial, commercial real estate, and real estate construction loans—excluding PPP loans, increased by $390.9 million, or 7.3%, during the year ended December 31, 2022. Retail real estate and retail other loans increased by $219.9 million, or 12.6%, during the year ended December 31, 2022. PPP loans decreased by $74.1 million during the year ended December 31, 2022, to $0.8 million.

Loan Commitments

Commitments to extend credit and standby letters of credit increased by $8.6 million, or 0.4%, to a total of $2.0 billion as of December 31, 2022.

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[3] Core loans is a non-GAAP financial measure. For a reconciliation of non-GAAP measures to the most directly comparable GAAP financial measures, see *"Item 1. Business—Non-GAAP Financial Information"* included in this Annual Report.

Loan Maturities

The following table sets forth remaining maturities of selected loans (excluding deferred loan fees and costs, purchase premiums and discounts, and certain real estate-mortgage loans and installment loans to individuals) at December 31, 2022, *(dollars in thousands)*. The determination of loan maturities is based on contractual loan terms. For the purposes of categorization within the table below, demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are considered to mature within one year. Maturities for non-contractual rollovers or extensions are determined based on the rate review date.

	Within 1 Year	After 1 Year Through 5 Years	After 5 Years Through 15 Years	After 15 Years	Total
Selected Loans					
Commercial	$ 1,037,306	$ 628,431	$ 288,086	$ 20,412	$ 1,974,235
Commercial real estate	956,694	1,492,092	814,381	35	3,263,202
Real estate construction	342,924	138,112	48,730	2,820	532,586
Total selected loans	$ 2,336,924	$ 2,258,635	$ 1,151,197	$ 23,267	$ 5,770,023

Interest Rate Structure

Selected loans maturing after one year are summarized below by interest rate structure and loan category, as of December 31, 2022, *(dollars in thousands)*:

	Fixed Rate	Adjustable Rate	Total
Selected loans maturing after 1 year			
Commercial	$ 896,637	$ 40,292	$ 936,929
Commercial real estate	2,198,122	108,386	2,306,508
Real estate construction	170,692	18,970	189,662
Total selected loans maturing after 1 year	$ 3,265,451	$ 167,648	$ 3,433,099

Allowance for Credit Losses

The following table summarizes, by loan category, activity affecting the ACL and average portfolio loans outstanding for the year ended December 31, 2022, as well as the related ratios of net charge-offs (recoveries) to average portfolio loans *(dollars in thousands)*:

	ACL	Average Portfolio Loans Outstanding	Ratio of Net Charge-offs (Recoveries) To Average Portfolio Loans
ACL balance, December 31, 2019	$ 53,748		
Adoption of ASC 326-30	16,833		
Net (charge-offs) recoveries and average portfolio loans by loan category:			
Commercial	(5,972) $	2,123,550	0.28 %
Commercial real estate	(1,777)	2,840,592	0.06 %
Real estate construction	583	447,503	(0.13)%
Retail real estate	(845)	1,552,297	0.05 %
Retail other	(319)	43,004	0.74 %
Net (charge-offs) recoveries and average portfolio loans	(8,330) $	7,006,946	0.12 %
Provision for credit losses	38,797		
ACL balance, December 31, 2020	101,048		
Day 1 PCD[1]	4,178		
Net (charge-offs) recoveries and average portfolio loans by loan category:			
Commercial	(1,397) $	1,985,511	0.07 %
Commercial real estate	(666)	2,953,944	0.02 %
Real estate construction	89	450,713	(0.02)%
Retail real estate	(76)	1,446,673	0.01 %
Retail other	(188)	132,966	0.14 %
Net (charge-offs) recoveries and average portfolio loans	(2,238) $	6,969,807	0.03 %
Provision for credit losses	(15,101)		
ACL balance, December 31, 2021	87,887		
Net (charge-offs) recoveries and average portfolio loans by loan category:			
Commercial	(492) $	1,919,227	0.03 %
Commercial real estate	(842)	3,200,166	0.03 %
Real estate construction	213	466,045	(0.05)%
Retail real estate	385	1,584,859	(0.02)%
Retail other	(166)	275,665	0.06 %
Net (charge-offs) recoveries and average portfolio loans	(902) $	7,445,962	0.01 %
Provision for credit losses	4,623		
ACL balance, December 31, 2022	$ 91,608		

The following table presents ACL to portfolio loan ratios, as of the periods indicated *(dollars in thousands)*:

	As of December 31,	
	2022	2021
Portfolio loans	$ 7,725,702	$ 7,188,998
PPP loans amortized cost	(845)	(74,958)
Core loans[1]	$ 7,724,857	$ 7,114,040
ACL	$ 91,608	$ 87,887
Ratios		
ACL to portfolio loans	1.19 %	1.22 %
ACL to core loans[1]	1.19 %	1.24 %

_____

1. Core loans is a non-GAAP financial measure. For a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures, see *"Item 1. Business—Non-GAAP Financial Information."*

The following table sets forth the ACL by loan categories and percentage of loans to total loans as of December 31 for each of the years indicated *(dollars in thousands)*:

	As of December 31,			
	2022		2021	
	ACL	% of Loans to Total Loans	ACL	% of Loans to Total Loans
Loan Category				
Commercial	$ 23,860	25.6 %	$ 23,855	27.0 %
Commercial real estate	38,299	42.2 %	38,249	43.4 %
Real estate construction	6,457	6.9 %	5,102	5.4 %
Retail real estate	18,193	21.4 %	17,589	21.0 %
Retail other	4,799	3.9 %	3,092	3.2 %
Total	$ 91,608	100.0 %	$ 87,887	100.0 %

The ongoing impacts of CECL will be dependent upon changes in economic conditions and forecasts, originated and acquired loan portfolio composition, credit performance trends, portfolio duration, and other factors. As of December 31, 2022, management believed the level of the allowance to be appropriate based upon the information available. However, additional losses may be identified in our loan portfolio as new information is obtained.

Provision for Credit Losses

The ACL is a significant estimate in our Consolidated Balance Sheet, affecting both earnings and capital. The methodology adopted influences, and is influenced by, Busey Bank's overall credit risk management processes. The ACL is recorded in accordance with GAAP to provide an adequate reserve for expected credit losses that is reflective of management's best estimate of what is expected to be collected. All estimates of credit losses should be based on a careful consideration of all significant factors affecting the collectability as of the evaluation date. The ACL is established through the provision for credit loss expense charged to income. Provision expenses (releases) were recorded as follows for each of the years indicated *(dollars in thousands)*:

	Years Ended December 31,		
	2022	2021	2020
Provision for credit losses	$ 4,623	$ (15,101)	$ 38,797

The relatively high expense in 2020 was attributed to the adoption of CECL in combination with the impacts of the COVID-19 pandemic on the economy, followed by a provision release in 2021 reflecting improvements in macroeconomic conditions and asset quality. In 2022 we began to see a stabilization of the provision expense.

Non-performing Loans and Non-performing Assets

Loans are considered past due if the required principal or interest payments have not been received as of the date such payments were due. Loans are placed on non-accrual status when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory guidelines. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Typically, loans are secured by collateral. When a loan is classified as non-accrual and determined to be collateral dependent, it is appropriately reserved or charged down through the ACL to the fair value of our interest in the underlying collateral less estimated costs to sell. Our loan portfolio is collateralized primarily by real estate.

The following table sets forth information concerning non-performing loans and performing restructured loans *(dollars in thousands)*:

	As of December 31,	
	2022	2021
Portfolio loans	$ 7,725,702	$ 7,188,998
Non-GAAP adjustments:		
PPP loans amortized cost	(845)	(74,958)
Core loans[1]	$ 7,724,857	$ 7,114,040
Loans 30 – 89 days past due	$ 6,548	$ 6,261
Total assets	12,336,677	12,859,689
Non-performing assets		
Non-performing loans:		
Non-accrual loans	$ 15,067	$ 15,946
Loans 90+ days past due and still accruing	673	906
Total non-performing loans	15,740	16,852
OREO and other repossessed assets	850	4,416
Total non-performing assets	16,590	21,268
Substandard (excludes 90+ days past due)	90,489	70,565
Classified assets	$ 107,079	$ 91,833
Performing TDRs (includes 30 – 89 days past due)	$ 3,032	$ 1,801
ACL	91,608	87,887
Bank Tier 1 Capital	1,306,716	1,241,303
Ratios		
ACL to non-accrual loans	608.00 %	551.15 %
ACL to non-performing loans	582.01 %	521.52 %
ACL to non-performing assets	552.19 %	413.24 %
Non-accrual loans to portfolio loans	0.20 %	0.22 %
Non-performing loans to portfolio loans	0.20 %	0.23 %
Non-performing loans to core loans[1]	0.20 %	0.24 %
Non-performing assets to total assets	0.13 %	0.17 %
Non-performing assets to portfolio loans and OREO	0.21 %	0.30 %
Classified assets to Bank Tier 1 Capital and ACL	7.66 %	6.91 %

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1. Core loans is a non-GAAP financial measure. For a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures, see *"Item 1. Business—Non-GAAP Financial Information."*

Credit quality continues to be exceptionally strong. Total non-performing assets were $16.6 million at December 31, 2022, compared to $21.3 million at December 31, 2021. Asset quality metrics remain dependent upon market-specific economic conditions, and specific measures may fluctuate from period to period. Continued disciplined credit management resulted in non-performing loans as a percentage of portfolio loans of 0.20% at December 31, 2022, compared with 0.23% at December 31, 2021. Furthermore, net charge-offs in 2022 totaled $0.9 million, representing 0.01% of average loans, compared with net charge-offs in 2021 of $2.2 million, representing 0.03% of average loans. If economic conditions were to deteriorate, we would expect the credit quality of our loan portfolio to decline and loan defaults to increase. Allowance coverage of non-performing loans increased to 582.0% at December 31, 2022, compared to 521.5% at December 31, 2021.

Classified assets, which includes non-performing assets and substandard loans, increased to $107.1 million at December 31, 2022, compared to $91.8 million at December 31, 2021. The ratio of classified assets to Busey Bank Tier 1 capital and ACL increased to 7.7% at December 31, 2022, from 6.9% at December 31, 2021.

Potential Problem Loans

Potential problem loans are loans classified as substandard which are not individually evaluated, restructured, non-accrual, or 90+ days past due, but where current information indicates that the borrower may not be able to comply with loan repayment terms. Management assesses the potential for loss on such loans and considers the effect of any potential loss in determining its provision for expected credit losses. Potential problem loans increased to $89.2 million at December 31, 2022, compared to $70.5 million at December 31, 2021. Management continues to monitor these credits and anticipates that restructurings, guarantees, additional collateral, or other planned actions will result in full repayment of the debts. As of December 31, 2022, management identified no other loans that represent or result from trends or uncertainties which would be expected to materially impact future operating results, liquidity, or capital resources.

Deposits

The following table shows the deposit mix for each of the periods presented *(dollars in thousands)*:

| | As of December 31, | | | | | |
| | 2022 | | 2021 | | | |
	Balance	% Total	Balance	% Total	Change	% Change
Deposits						
Non-maturity deposits:						
Noninterest-bearing demand deposits	$ 3,393,666	33.7 %	$ 3,670,267	34.1 %	$ (276,601)	(7.5)%
Interest-bearing transaction deposits	2,857,818	28.4 %	2,720,417	25.2 %	137,401	5.1 %
Saving deposits and money market deposits	2,964,421	29.4 %	3,442,244	32.0 %	(477,823)	(13.9)%
Total non-maturity deposits	9,215,905	91.5 %	9,832,928	91.3 %	(617,023)	(6.3)%
Time deposits	855,375	8.5 %	935,649	8.7 %	(80,274)	(8.6)%
Total deposits	$10,071,280	100.0 %	$10,768,577	100.0 %	$ (697,297)	(6.5)%

We focus on deepening our relationship with customers to foster core deposit[4] growth, allowing us to reduce our reliance on wholesale funding. Our 2022 deposit balances were impacted by the declining retention of PPP loan funding in customer deposit accounts and the residual impacts of economic stimulus measures, along with the movement of deposits by certain non-relationship customers to competitors based on rate offerings. Core deposits include non-brokered transaction accounts, money market deposit accounts, and time deposits of $250,000 or less. Core deposits represented 98.8% of total deposits as of December 31, 2022, compared to 98.7% as of December 31, 2021. Time deposits as a percentage of total deposits declined to 8.5% as of December 31, 2022, compared to 8.7% as of December 31, 2021. As time deposits mature, we are actively engaging our customers to renew at current market rates.

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[4] Core deposits is a non-GAAP financial measure. For a reconciliation of non-GAAP measures to the most directly comparable GAAP financial measures, see *"Item 1. Business—Non-GAAP Financial Information"* included in this Annual Report.

Deposits are federally insured up to the FDIC insurance limit of $250,000. When a portion of a deposit account exceeds the FDIC insurance limit, that portion is uninsured. The following table presents estimates of the uninsured portion of time deposits by maturity date *(dollars in thousands)*:

	As of December 31, 2022
Uninsured time deposits by schedule of maturities	
3 months or less	$ 21,908
Over 3 months through 6 months	16,926
Over 6 months through 12 months	31,888
Thereafter	49,929
Uninsured time deposits	$ 120,651

Borrowings

Term Loan

On May 28, 2021, the Company entered into a Second Amended and Restated Credit Agreement, pursuant to which we have access to (i) a $40.0 million revolving line of credit with an initial termination date of April 30, 2022, and (ii) a $60.0 million term loan with a maturity date of May 31, 2026. The loans had an annual interest rate of 1.75% plus the one-month LIBOR rate. On April 30, 2022, the agreement was amended, effecting an extension of the termination date for the revolving line of credit to April 30, 2023, and providing for the transition from a LIBOR-indexed interest rate to a SOFR-indexed interest rate. Under the terms of the amendment, the loans now have an annual interest rate of 1.80% plus the one-month forward-looking term rate based on SOFR.

Proceeds of the term loan were used to fund a part of the cash portion of the merger consideration related to the acquisition of CAC in the second quarter of 2021, and for general corporate purposes. As of December 31, 2022, there was no balance outstanding on the revolving credit facility and a total of $42.0 million outstanding on the term loan, of which $12.0 million was short-term and $30.0 million was long-term. The revolving credit facility incurs a non-usage fee based on any undrawn amounts.

Securities Sold Under Agreements to Repurchase and Short-term Borrowings

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Short-term borrowings include FHLB advances which mature in less than one year from the date of origination, and the current portion of long-term debt due within 12 months.

The following table sets forth the distribution of securities sold under agreements to repurchase and short-term borrowings, as well as the weighted average interest rates thereon *(dollars in thousands)*:

	Years Ended December 31,		
	2022	**2021**	**2020**
Securities sold under agreements to repurchase			
Balance at end of period	$ 229,806	$ 270,139	$ 175,614
Weighted average interest rate at end of period	1.91 %	0.08 %	0.13 %
Maximum outstanding at any month end in year-to-date period	$ 283,664	$ 270,139	$ 210,529
Average daily balance for the year-to-date period	$ 243,690	$ 218,454	$ 187,032
Weighted average interest rate during period [(1)]	0.60 %	0.10 %	0.35 %
FHLB advances, current portion due within 12 months			
Balance at end of period	$ 339,054	$ 5,678	$ 4,658
Weighted average interest rate at end of period	4.28 %	0.36 %	0.43 %
Maximum outstanding at any month end in year-to-date period	$ 339,054	$ 5,678	$ 4,658
Average daily balance for the year-to-date period	$ 25,845	$ 4,934	$ 3,556
Weighted average interest rate during period [(1)]	4.28 %	0.41 %	0.53 %
Term loan, current portion due within 12 months			
Balance at end of period	$ 12,000	$ 12,000	$ —
Weighted average interest rate at end of period	5.92 %	1.88 %	— %
Maximum outstanding at any month end in year-to-date period	$ 12,000	$ 12,000	$ —
Average daily balance for the year-to-date period	$ 12,000	$ 7,167	$ —
Weighted average interest rate during period [(1)]	3.55 %	1.79 %	— %

_____

1. The weighted average interest rate is computed by dividing total interest for the period by the average daily balance outstanding.

Long-term Debt

In addition to the term loan, long-term debt includes funds borrowed from the FHLB which totaled $4.1 million at December 31, 2021. We did not have any funds borrowed from the FHLB included in long-term debt as of December 31, 2022.

Senior and Subordinated Notes

On May 25, 2017, we issued $40.0 million of 3.75% senior notes that matured and were redeemed on May 25, 2022. Additionally, on May 25, 2017, we issued $60.0 million of fixed-to-floating rate subordinated notes that were scheduled to mature on May 25, 2027, with an optional redemption in whole or in part on any interest payment date on or after May 25, 2022. We redeemed all $60.0 million of the outstanding fixed-to-floating rate subordinated notes during the third quarter of 2022. At the time of redemption, the redeemed subordinated notes carried interest at a floating rate of 3-month LIBOR plus 2.919%.

On June 1, 2020, we issued $125.0 million of fixed-to-floating rate subordinated notes that mature on June 1, 2030. The subordinated notes, which qualify as Tier 2 capital for First Busey, bear interest at an annual rate of 5.25% for the first five years after issuance and thereafter bear interest at a floating rate equal to a three-month benchmark rate plus a spread of 5.11%, as calculated on each applicable determination date. The subordinated notes are payable semi-annually on each June 1 and December 1 during the five-year fixed-term, and thereafter on March 1, June 1, September 1, and December 1 of each year, commencing on September 1, 2025. The subordinated notes have an optional redemption in whole or in part on any interest payment date on or after June 1, 2025. The subordinated notes are unsecured obligations of First Busey.

On June 2, 2022, the Company issued $100.0 million aggregate principal amount of 5.000% fixed-to-floating rate subordinated notes maturing June 15, 2032, which qualify as Tier 2 Capital for regulatory purposes. The price to the public for the subordinated notes was 100% of the principal amount of the subordinated notes. Interest on the subordinated notes will accrue at a rate equal to (i) 5.000% per annum from the original issue date to, but excluding, June 15, 2027, payable semiannually in arrears, and (ii) a floating rate per annum equal to a benchmark rate, which is expected to be the Three-Month Term SOFR (as defined in the subordinated notes), plus a spread of 252 basis points from and including, June 15, 2027, payable quarterly in arrears. The subordinated notes have an optional redemption in whole or in part on any interest payment date on or after June 15, 2027.

Unamortized debt issuance costs related to senior notes and subordinated notes are presented in the following table *(dollars in thousands)*:

	As of December 31,	
	2022	2021
Unamortized debt issuance costs		
Senior notes issued in 2017	$ —	$ 56
Subordinated notes issued in 2017	—	549
Subordinated notes issued in 2020	1,220	1,678
Subordinated notes issued in 2022	1,742	—
Total unamortized debt issuance costs	$ 2,962	$ 2,283

Junior Subordinated Debt Owed to Unconsolidated Trusts

First Busey maintains statutory trusts for the sole purpose of issuing and servicing trust preferred securities and related trust common securities. Proceeds from such issuances were used by the trusts to purchase junior subordinated notes of First Busey, which are the sole assets of each trust. Concurrent with the issuance of the trust preferred securities, we issued guarantees for the benefit of the holders of the trust preferred securities. The trust preferred securities are instruments that qualify, and are treated by First Busey, as Tier 1 regulatory capital. First Busey owns all of the common securities of each trust. The trust preferred securities issued by each trust rank equally with the common securities in right of payment, except that if an event of default under the indenture governing the notes has occurred and is continuing, the preferred securities will rank senior to the common securities in right of payment. In connection with the Pulaski acquisition in 2016, we acquired similar statutory trusts previously maintained by Pulaski and the fair value adjustment is being accreted over their weighted average remaining life, with a balance remaining to be accreted of $2.8 million at December 31, 2022. We had $71.8 million and $71.6 million of junior subordinated debt owed to unconsolidated trusts at December 31, 2022, and 2021, respectively.

Liquidity

Liquidity management is the process by which we ensure that adequate liquid funds are available to meet the present and future cash flow obligations arising in the daily operations of our business. These financial obligations consist of needs for funds to meet commitments to borrowers for extensions of credit, fund capital expenditures, honor withdrawals by customers, pay dividends to stockholders, and pay operating expenses. Our most liquid assets are cash and due from banks, interest-bearing bank deposits, and federal funds sold. Balances of these assets are dependent on our operating, investing, lending, and financing activities during any given period.

Average liquid assets are summarized in the table below *(dollars in thousands)*:

| | Years Ended December 31, | | |
	2022	2021	2020
Average liquid assets			
Cash and due from banks	$ 120,910	$ 133,711	$ 118,739
Interest-bearing bank deposits	290,875	630,687	488,786
Federal funds sold	—	—	—
Total average liquid assets	$ 411,785	$ 764,398	$ 607,525
Average liquid assets as a percent of average total assets	3.3 %	6.4 %	5.9 %

First Busey's primary sources of funds consist of deposits, investment maturities and sales, loan principal repayments, and capital funds. Cash and unencumbered securities on our Consolidated Balance Sheets are summarized as follows for the periods presented *(dollars in thousands)*:

| | As of December 31, | |
	2022	2021
Cash and unencumbered securities		
Total cash and cash equivalents	$ 227,164	$ 836,095
Debt securities available for sale	2,461,393	3,981,251
Debt securities pledged as collateral	(746,675)	(708,939)
Cash and unencumbered securities	$ 1,941,882	$ 4,108,407

Additional liquidity is provided by the ability to borrow from the FHLB, the Federal Reserve Bank, First Busey's revolving credit facility, or to utilize brokered deposits, as summarized in the table below *(dollars in thousands)*:

| | As of December 31, | |
	2022	2021
Additional borrowing capacity available from:		
FHLB	$ 1,765,388	$ 1,536,019
Federal Reserve Bank	659,680	624,627
Revolving credit facility	40,000	40,000
Additional borrowing capacity	$ 2,465,068	$ 2,200,646

As of December 31, 2022, management believed that adequate liquidity existed to meet all projected cash flow obligations. We seek to achieve a satisfactory degree of liquidity by actively managing both assets and liabilities. Asset management guides the proportion of liquid assets to total assets, while liability management monitors future funding requirements and prices liabilities accordingly.

Our ability to pay cash dividends to our stockholders and to service our debt is dependent on the receipt of cash dividends from our subsidiaries. Busey Bank paid dividends to First Busey totaling $95.0 million and $60.0 million for the years ended December 31, 2022, and 2021, respectively.

Off-Balance-Sheet Arrangements

Busey Bank routinely enters into commitments to extend credit and standby letters of credit in the normal course of business to meet the financing needs of its customers. The balance of commitments to extend credit represents future cash requirements and some of these commitments may expire without being drawn upon.

The following table summarizes our outstanding commitments and reserves for unfunded commitments *(dollars in thousands)*:

	As of December 31,	
	2022	2021
Outstanding loan commitments and standby letters of credit	$ 2,024,777	$ 2,016,207
Reserve for unfunded commitments	6,601	6,540

The following table summarizes our provision for unfunded commitments expenses (releases) for the periods presented *(dollars in thousands)*:

	Years Ended December 31,		
	2022	2021	2020
Provision for unfunded commitments expense (release)	$ 61	$ (774)	$ 1,822

We anticipate we will have sufficient funds available to meet current loan commitments, including loan applications received and in process prior to the issuance of firm commitments.

Contractual Obligations

We have entered into certain contractual obligations and other commitments which generally relate to funding of operations through deposits, debt issuance, and property and equipment leases.

The following table summarizes significant contractual obligations and other commitments, excluding short-term borrowings and the current portion of long-term debt, as of December 31, 2022, *(dollars in thousands)*:

	Certificates of Deposit	Operating Leases	Junior Subordinated Debt Owed to Unconsolidated Trusts	Long-term Debt	Subordinated Notes, Net of Unamortized Issuance Costs	Total
Contractual obligations by schedule of maturities						
2023	$ 560,147	$ 2,254	$ —	$ —	$ —	$ 562,401
2024	229,263	1,942	—	12,000	—	243,205
2025	34,307	1,719	—	12,000	—	48,026
2026	16,637	1,442	—	6,000	—	24,079
2027	14,301	1,277	—	—	—	15,578
Thereafter	720	6,699	71,810	—	222,038	301,267
Contractual obligations	$ 855,375	$ 15,333	$ 71,810	$ 30,000	$ 222,038	$ 1,194,556
Commitments to extend credit and standby letters of credit						$ 2,024,777

Cash Flows

Net cash flows provided by operating activities totaled $165.8 million in 2022, compared to $162.0 million in 2021. Significant items affecting the cash flows provided by operating activities include net income; the provision for credit losses; depreciation and amortization; gain on sales of mortgage loans, net of origination costs and activities related to the origination and sales of loans held for sale; and stock-based compensation. Net cash used to originate mortgage loans held for sale totaled $24.3 million in 2022, compared to $31.7 million of in 2021. Fluctuations in sales are a function of changes in market rates for mortgage loans, which influence refinance activity. Our provision for credit losses reflects a provision expense of $4.6 million in 2022, compared to a reserve release of $15.1 million in 2021. Stock-based compensation increased to $9.0 million in 2022, compared to $7.9 million in 2021.

Net cash used in investing activities totaled $290.9 million in 2022, compared to $829.2 million in 2021. Significant investment activities are those associated with managing First Busey's investment and loan portfolios, as well as acquisition activities. We purchased $280.1 million of debt securities available for sale in 2022, compared to $2.3 billion in 2021. In 2021, investing outflows were partially offset with $228.3 million net cash received in connection with the CAC acquisition.

Net cash used in financing activities totaled $483.9 million in 2022, compared to $814.7 million provided by financing activities in 2021. Significant items affecting cash flows from financing activities are debt issuance, deposits, short-term borrowings, long-term debt, payment of dividends, and proceeds and redemption from stock issuances. Deposits, which represent First Busey's primary funding source, decreased by $696.9 million in 2022, compared to an increase of $767.5 million in 2021, excluding acquired deposits. Proceeds from FHLB advances totaled $335.0 million in 2022, compared to $5.0 million in 2021.

Capital Resources

Our capital ratios are in excess of those required to be considered "well-capitalized" pursuant to applicable regulatory guidelines. The Federal Reserve uses capital adequacy guidelines in its examination and regulation of bank holding companies and their subsidiary banks. Risk-based capital ratios are established by allocating assets and certain off-balance-sheet commitments into risk-weighted categories. These balances are then multiplied by the factor appropriate for that risk-weighted category. In order to refrain from restrictions on dividends, equity repurchases, and discretionary bonus payments, banking institutions must maintain capital in excess of regulatory minimum capital requirements. The table below presents minimum capital ratios with capital buffer and capital ratios for First Busey and Busey Bank as of December 31, 2022.

	Minimum Capital Requirements with Capital Buffer	As of December 31, 2022	
		First Busey Corporation	Busey Bank
Common Equity Tier 1 Capital to Risk Weighted Assets	7.00 %	11.96 %	14.49 %
Tier 1 Capital to Risk Weighted Assets	8.50 %	12.78 %	14.49 %
Total Capital to Risk Weighted Assets	10.50 %	16.12 %	15.35 %
Leverage Ratio of Tier 1 Capital to Average Assets	6.50 %	9.45 %	10.72 %

Management believes that no conditions or events have occurred since December 31, 2022, that would materially adversely change First Busey's or Busey Bank's capital classifications.

NEW ACCOUNTING PRONOUNCEMENTS

We review new accounting standards as issued. Information relating to accounting pronouncements applicable to First Busey appears in *"Note 1. Significant Accounting Policies"* in the Notes to the Consolidated Financial Statements.

EFFECTS OF INFLATION

The effect of inflation on a financial institution differs significantly from the effect on an industrial company. While a financial institution's operating expenses, particularly salaries, wages, and employee benefits, are affected by general inflation, the asset and liability structure of a financial institution consists largely of monetary items. Monetary items, such as cash, loans, and deposits, are those assets and liabilities which are or will be converted into a fixed number of dollars regardless of changes in prices. As a result, changes in interest rates have a more significant impact on a financial institution's performance than does general inflation. For additional information regarding interest rates and changes in net interest income see *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations— Results of Operation — Three Years Ended December 31, 2022—Consolidated Average Balance Sheets and Interest Rates"* and *"Item 7A. Quantitative and Qualitative Disclosures About Market Risk."*

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of changes in asset values due to movements in underlying market rates and prices. Interest rate risk is a type of market risk to earnings and capital arising from movements in interest rates. Interest rate risk is the most significant market risk affecting First Busey as other types of market risk, such as foreign currency exchange rate risk and commodity price risk, have minimal impact or do not arise in the normal course of First Busey's business activities.

First Busey has an asset-liability committee, whose policy is to meet at least quarterly, to review current market conditions and to structure the Consolidated Balance Sheets to optimize stability in net interest income in consideration of projected future changes in interest rates.

As interest rate changes do not impact all categories of assets and liabilities equally or simultaneously, the asset-liability committee primarily relies on balance sheet and income simulation analysis to determine the potential impact of changes in market interest rates on net interest income. In these standard simulation models, the balance sheet is projected over a one-year and a two-year time horizon and net interest income is calculated under current market rates and assuming permanent instantaneous shifts of +/-100, +/-200, +/-300, and +/-400 basis points. As of December 31, 2021, a downward adjustment in federal fund rates was not meaningful due to the low interest rate environment at that time. The model assumes immediate and sustained shifts in the federal funds rate and other market rate indices and corresponding shifts in other non-market rate indices based on their historical changes relative to changes in the federal funds rate and other market indices. Assets and liabilities are assumed to remain constant as of the measurement date; variable-rate assets and liabilities are repriced based on repricing frequency; and prepayment speeds on loans are projected for both declining and rising rate environments.

The interest rate risk of First Busey as a result of immediate and sustained changes in interest rates, expressed as a change in net interest income as a percentage of the net interest income calculated in the constant base model, was as follows:

	Year-One: Basis Point Changes							
	-400	-300	-200	- 100	+100	+200	+300	+400
December 31, 2022	(21.24)%	(14.74)%	(8.08)%	(3.95)%	3.05%	6.11%	9.18%	12.27%
December 31, 2021	NM	NM	NM	NM	8.77%	17.19%	25.64%	33.87%

	Year-Two: Basis Point Changes							
	-400	-300	-200	- 100	+100	+200	+300	+400
December 31, 2022	(27.82)%	(19.56)%	(10.76)%	(5.27)%	3.94%	7.91%	11.94%	16.02%
December 31, 2021	NM	NM	NM	NM	9.51%	18.22%	26.84%	35.35%

Interest rate risk is monitored and managed within approved policy limits and any temporary exceptions to policy in periods of rapid rate movement are approved and documented. The calculation of potential effects of hypothetical interest rate changes is based on numerous assumptions and should not be relied upon as indicative of actual results. Actual results would likely differ from simulated results due to the timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Table of Contents

Report of Independent Registered Public Accounting Firm

Stockholders and the Board of Directors of
First Busey Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of First Busey Corporation and Subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated February 23, 2023, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Allowance for Credit Losses on Loans—Adjustments to Historical Loss Factors

As described in Notes 1 and 4 to the financial statements, the Company's allowance for credit losses totaled $91.6 million, which consists of a reserve on loans collectively evaluated for impairment (a/k/a general reserve) of $87.1 million and a reserve on loans individually evaluated (a/k/a specific reserve) of $4.5 million at December 31, 2022. The allowance for credit losses is measured on a collective loan pool basis when similar risk characteristics exist. Loans that do not share similar risk characteristics are evaluated on an individual basis, at the balance sheet date. The measurement of expected credit losses on collectively evaluated loans is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the amortized cost basis. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental conditions such as changes in unemployment rates, property values and other relevant factors. The calculation also contemplates that the Company may not be able to make or obtain such forecasts for the entire life of the financial assets and requires a reversion to historical credit loss information.

We identified the adjustments to historical loss factors components of the allowance for credit losses as a critical audit matter as auditing the underlying adjustments required significant auditor judgment as amounts determined by management rely on analysis that is highly subjective and includes significant estimation uncertainty.

Our audit procedures related to the adjustments to historical factors within the allowance for credit losses include the following, among others:

- We obtained an understanding of the relevant controls related to the adjustments to historical factors in the calculation of the allowance for credit losses and tested such controls for design and operating effectiveness, including management's review of the allowance memo and calculation in support of adjustments.

- We tested the completeness and accuracy of data used by management in determining adjustments to historical loss factors by agreeing the supporting data to internal or external source data.

- We tested management's conclusions regarding the appropriateness of the adjustments, including magnitude and directional consistency, to historical loss factors and agreed the impact to the allowance for credit losses calculation.

We or our predecessor firms have served as the Company's auditor since at least 1980; however, an earlier year could not be established.

/s/ RSM US LLP
Champaign, Illinois
February 23, 2023

FIRST BUSEY CORPORATION
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	As of December 31,	
	2022	2021
Assets		
Cash and cash equivalents:		
Cash and due from banks	$ 117,513	$ 102,983
Interest-bearing deposits	109,651	733,112
Total cash and cash equivalents	227,164	836,095
Debt securities available for sale	2,461,393	3,981,251
Debt securities held to maturity	918,312	—
Equity securities	11,535	13,571
Loans held for sale (2022 at LOCOM, 2021 at fair value)	1,253	23,875
Portfolio loans (net of ACL of $91,608 at December 31, 2022; $87,887 at December 31, 2021)	7,634,094	7,101,111
Premises and equipment, net	126,524	136,147
Right of use assets	12,829	10,533
Goodwill	317,873	317,873
Other intangible assets, net	46,423	58,051
Cash surrender value of bank owned life insurance	180,485	176,940
Other assets	398,792	204,242
Total assets	$ 12,336,677	$ 12,859,689
Liabilities and stockholders' equity		
Liabilities		
Deposits:		
Noninterest-bearing	$ 3,393,666	$ 3,670,267
Interest-bearing	6,677,614	7,098,310
Total deposits	10,071,280	10,768,577
Securities sold under agreements to repurchase	229,806	270,139
Short-term borrowings	351,054	17,678
Long-term debt	30,000	46,056
Senior notes, net of unamortized issuance costs	—	39,944
Subordinated notes, net of unamortized issuance costs	222,038	182,773
Junior subordinated debt owed to unconsolidated trusts	71,810	71,635
Lease liabilities	12,995	10,591
Other liabilities	201,717	133,184
Total liabilities	11,190,700	11,540,577
Outstanding commitments and contingent liabilities (see Notes 16 and 22)		
Stockholders' equity		
Common stock, ($0.001 par value; 100,000,000 shares authorized)	58	58
Additional paid-in capital	1,320,980	1,316,984
Retained earnings	168,769	92,463
AOCI	(273,278)	(23,758)
Total stockholders' equity before treasury stock	1,216,529	1,385,747
Treasury stock at cost	(70,552)	(66,635)
Total stockholders' equity	1,145,977	1,319,112
Total liabilities and stockholders' equity	$ 12,336,677	$ 12,859,689
Shares		
Common shares issued	58,116,970	58,116,970
Less treasury shares	(2,837,846)	(2,682,060)
Common shares outstanding	55,279,124	55,434,910

See accompanying Notes to Consolidated Financial Statements.

FIRST BUSEY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except per share amounts)

	Year Ended December 31,		
	2022	**2021**	**2020**
Interest income			
Interest and fees on loans	$ 287,477	$ 252,097	$ 284,959
Interest and dividends on investment securities:			
Taxable interest income	66,140	41,787	35,364
Non-taxable interest income	3,272	3,765	4,552
Other interest income	3,097	1,151	1,723
Total interest income	359,986	298,800	326,598
Interest expense			
Deposits	16,112	12,583	30,691
Federal funds purchased and securities sold under agreements to repurchase	1,475	227	660
Short-term borrowings	1,647	279	234
Long-term debt	1,310	657	525
Senior notes	637	1,598	1,598
Subordinated notes	12,338	9,918	6,995
Junior subordinated debt owed to unconsolidated trusts	3,029	2,840	2,960
Total interest expense	36,548	28,102	43,663
Net interest income	323,438	270,698	282,935
Provision for credit losses	4,623	(15,101)	38,797
Net interest income after provision for credit losses	318,815	285,799	244,138
Noninterest income			
Wealth management fees	55,378	53,086	42,928
Fees for customer services	33,111	35,604	31,604
Payment technology solutions	20,067	18,347	15,628
Mortgage revenue	1,895	7,239	13,038
Income on bank owned life insurance	3,663	5,166	5,380
Realized net gains (losses) on securities	50	29	1,724
Unrealized net gains (losses) recognized on equity securities	(2,183)	3,041	(393)
Other income	14,822	10,292	8,356
Total noninterest income	126,803	132,804	118,265
Noninterest expense			
Salaries, wages, and employee benefits	159,016	145,312	126,719
Data processing	21,648	21,862	16,426
Net occupancy expense of premises	19,130	18,346	17,607
Furniture and equipment expenses	7,645	8,301	9,550
Professional fees	6,125	7,549	8,396
Amortization of intangible assets	11,628	11,274	10,008
Interchange expense	6,298	5,792	4,810
Other expense	52,391	43,344	40,681
Total noninterest expense	283,881	261,780	234,197
Income before income taxes	161,737	156,823	128,206
Income taxes	33,426	33,374	27,862
Net income	$ 128,311	$ 123,449	$ 100,344
Basic earnings per common share	$ 2.32	$ 2.23	$ 1.84
Diluted earnings per common share	2.29	2.20	1.83
Dividends declared per share of common stock	0.92	0.92	0.88

See accompanying Notes to Consolidated Financial Statements.

FIRST BUSEY CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(dollars in thousands)

	Years Ended December 31,		
	2022	2021	2020
Net income	$ 128,311	$ 123,449	$ 100,344
OCI:			
Unrealized/Unrecognized gains (losses) on debt securities:			
Net unrealized holding gains (losses) on debt securities available for sale, net of taxes of $79,460, $23,367, and $(8,615)	(199,302)	(58,610)	21,561
Net unrecognized gains (losses) on debt securities transferred to held to maturity from available for sale, net of taxes of $13,812, $—, and $—, respectively	(34,644)	—	—
Reclassification adjustment for realized (gains) losses on debt securities available for sale included in net income, net of taxes of $7, $(17), and $496, respectively	(19)	44	(1,228)
Amortization of unrecognized losses on securities transferred to held to maturity, net of taxes of $(1,893), $—, and $—, respectively	4,745	—	—
Net change in unrealized/unrecognized gains (losses) on debt securities	(229,220)	(58,566)	20,333
Unrealized gains (losses) on cash flow hedges:			
Net unrealized holding gains (losses) on cash flow hedges, net of taxes of $8,258, $(294), and $1,007, respectively	(20,717)	736	(2,526)
Reclassification adjustment for realized (gains) losses on cash flow hedges included in net income, net of taxes of $(166), $(304), and $(216), respectively	417	763	542
Net change in unrealized gains (losses) on cash flow hedges	(20,300)	1,499	(1,984)
Net change in AOCI	(249,520)	(57,067)	18,349
Total comprehensive income (loss)	$ (121,209)	$ 66,382	$ 118,693

See accompanying Notes to Consolidated Financial Statements.

FIRST BUSEY CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(dollars in thousands, except per share amounts)

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	AOCI	Treasury Stock	Total Stockholders' Equity
Balance, December 31, 2019	54,788,772	$ 56	$ 1,248,216	$ (14,813)	$ 14,960	$ (27,985)	$ 1,220,434
Cumulative effect of change in accounting principle (ASU 2016-13)	—	—	—	(15,922)	—	—	(15,922)
Net income	—	—	—	100,344	—	—	100,344
OCI, net of tax	—	—	—	—	18,349	—	18,349
Repurchase of stock	(531,114)	—	—	—	—	(12,272)	(12,272)
Issuance of treasury stock for ESPP	32,063	—	(59)	—	—	606	547
Net issuance of treasury stock for RSU/DSU vesting and related tax	106,589	—	(2,648)	—	—	2,013	(635)
Issuance of treasury stock for stock options exercised, net of shares redeemed and related tax	8,069	—	(51)	—	—	152	101
Cash dividends common stock at $0.88 per share	—	—	—	(48,012)	—	—	(48,012)
Stock dividend equivalents RSUs at $0.88 per share	—	—	767	(767)	—	—	—
Stock-based compensation	—	—	7,135	—	—	—	7,135
Balance, December 31, 2020	54,404,379	56	1,253,360	20,830	33,309	(37,486)	1,270,069
Net income	—	—	—	123,449	—	—	123,449
OCI, net of tax	—	—	—	—	(57,067)	—	(57,067)
Stock issued in acquisition, net of stock issuance costs	2,206,237	2	58,953	—	—	—	58,955
Repurchase of stock	(1,323,000)	—	—	—	—	(33,043)	(33,043)
Issuance of treasury stock for ESPP	30,390	—	(136)	—	—	782	646
Net issuance of treasury stock for RSU/DSU vesting and related tax	116,904	—	(4,109)	—	—	3,112	(997)
Cash dividends common stock at $0.92 per share	—	—	—	(50,764)	—	—	(50,764)
Stock dividend equivalents RSUs at $0.92 per share	—	—	1,052	(1,052)	—	—	—
Stock-based compensation	—	—	7,864	—	—	—	7,864
Balance, December 31, 2021	55,434,910	58	1,316,984	92,463	(23,758)	(66,635)	1,319,112
Net income	—	—	—	128,311	—	—	128,311
OCI, net of tax	—	—	—	—	(249,520)	—	(249,520)
Repurchase of stock	(388,614)	—	—	—	—	(9,912)	(9,912)
Issuance of treasury stock for ESPP	57,385	—	(320)	—	—	1,477	1,157
Net issuance of treasury stock for RSU/DSU vesting and related tax	175,225	—	(5,789)	—	—	4,513	(1,276)
Issuance of treasury stock for stock options exercised, net of shares redeemed and related tax	218	—	(5)	—	—	5	—
Cash dividends common stock at $0.92 per share	—	—	—	(50,863)	—	—	(50,863)
Stock dividend equivalents RSUs at $0.92 per share	—	—	1,142	(1,142)	—	—	—
Stock-based compensation	—	—	8,968	—	—	—	8,968
Balance, December 31, 2022	55,279,124	$ 58	$ 1,320,980	$ 168,769	$ (273,278)	$ (70,552)	$ 1,145,977

See accompanying Notes to Consolidated Financial Statements.

FIRST BUSEY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Years Ended December 31,		
	2022	**2021**	**2020**
Cash Flows Provided by (Used in) Operating Activities			
Net income	$ 128,311	$ 123,449	$ 100,344
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for credit losses	4,623	(15,101)	38,797
Amortization of intangible assets	11,628	11,274	10,008
Amortization of mortgage servicing rights	3,540	5,292	5,667
Amortization of NMTC	6,333	5,563	2,311
Depreciation and amortization of premises and equipment	10,482	11,610	12,273
Net amortization (accretion) on portfolio loans	3,932	(11,545)	(15,372)
Net amortization (accretion) of premium (discount) on investment securities	20,799	24,251	9,716
Net amortization (accretion) of premium (discount) on time deposits	(403)	(1,142)	(933)
Net amortization (accretion) of premium (discount) on FHLB advances and other borrowings	1,400	826	586
Impairment of OREO and other repossessed assets	611	1	68
Impairment of fixed assets held for sale	427	3,227	6,901
Impairment of mortgage servicing rights	(8)	(639)	648
Impairment of leases	84	—	—
Unrealized (gains) losses recognized on equity securities, net	2,183	(3,041)	393
(Gain) loss on sales of equity securities, net	(24)	—	—
(Gain) loss on sales of debt securities, net	(26)	(29)	(1,724)
(Gain) loss on sales of loans, net	(1,944)	(9,323)	(26,999)
(Gain) loss on sales of OREO	(54)	174	(133)
(Gain) loss on sales of premises and equipment	(825)	(1,023)	286
(Gain) loss on life insurance proceeds	—	(1,257)	(1,270)
(Increase) decrease in cash surrender value of bank owned life insurance	(3,663)	(3,909)	(4,110)
Provision for deferred income taxes	(1,272)	4,665	(5,309)
Stock-based compensation	8,968	7,864	7,135
Mortgage loans originated for sale	(70,953)	(274,356)	(881,398)
Proceeds from sales of mortgage loans	95,289	306,074	920,050
(Increase) decrease in other assets	(56,284)	7,203	(8,210)
Increase (decrease) in other liabilities	2,633	(28,096)	(6,551)
Net cash provided by (used in) operating activities	$ 165,787	$ 162,012	$ 163,174
Cash Flows Provided by (Used in) Investing Activities			
Purchases of equity securities	$ (14,820)	$ (11,017)	$ (13,123)
Purchases of debt securities available for sale	(280,083)	(2,298,055)	(1,282,199)
Proceeds from sales of equity securities	15,418	7,254	13,152
Proceeds from sales of debt securities available for sale	—	290,955	—
Proceeds from paydowns and maturities of debt securities held to maturity	70,116	—	—
Proceeds from paydowns and maturities of debt securities available for sale	470,134	868,083	665,744
Purchases of FHLB and other bank stock	(12,969)	—	—
Proceeds from the redemption of FHLB and other bank stock	225	—	—
Net cash received in (paid for) acquisitions (see Note 2)	—	228,279	—
Net (increase) decrease in loans	(541,713)	76,826	(113,744)
Cash paid for premiums on bank-owned life insurance	(106)	(124)	(120)
Proceeds from life insurance	219	4,755	2,696
Purchases of premises and equipment	(4,989)	(5,042)	(4,198)
Proceeds from disposition of premises and equipment	4,528	7,306	814
Proceeds from sales of OREO	3,184	1,590	1,439
Net cash provided by (used in) investing activities	$ (290,856)	$ (829,190)	$ (729,539)

(continued)

86

FIRST BUSEY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(dollars in thousands)

	Years Ended December 31,		
	2022	2021	2020
Cash Flows Provided by (Used in) Financing Activities			
Net increase (decrease) in deposits	$ (696,894)	$ 767,474	$ 776,386
Net change in federal funds purchased and securities sold under agreements to repurchase	(40,333)	77,874	(29,877)
Proceeds from FHLB advances	335,000	5,000	4,000
Repayment of FHLB advances	(5,678)	(4,658)	(32,711)
Proceeds from other borrowings, net of debt issuance costs	98,094	72,500	142,634
Repayment of other borrowings	(112,000)	(18,500)	(74,000)
Cash dividends paid	(50,863)	(50,764)	(48,012)
Purchase of treasury stock	(9,912)	(33,043)	(12,272)
Cash paid for withholding taxes on stock-based payments	(1,276)	(997)	(635)
Proceeds from stock options exercised	—	—	101
Common stock issuance costs	—	(150)	—
Net cash provided by (used in) financing activities	$ (483,862)	$ 814,736	$ 725,614
Net increase (decrease) in cash and cash equivalents	$ (608,931)	$ 147,558	$ 159,249
Cash and cash equivalents, beginning of period	836,095	688,537	529,288
Cash and cash equivalents, ending of period	$ 227,164	$ 836,095	$ 688,537
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash payments for:			
Interest	$ 35,297	$ 25,374	$ 53,601
Income taxes	30,676	22,487	22,195
Non-cash investing and financing activities:			
OREO acquired in settlement of loans	175	1,610	2,867
Transfer of loans held for sale to portfolio loans	—	(4,808)	—
Transfer of debt securities available for sale to held to maturity	985,199	—	—

See accompanying Notes to Consolidated Financial Statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First Busey Corporation is a financial holding company organized under the laws of Nevada. The Company's subsidiaries provide retail and commercial banking services and payment technology solutions, and offer a full range of financial products and services including depository, lending, security brokerage, investment management, and fiduciary services, to individual, corporate, institutional, and governmental customers through their locations in Illinois, Missouri, southwest Florida and Indianapolis, Indiana. The Company and its subsidiaries are subject to the regulations of certain regulatory agencies and undergo periodic examinations by those regulatory agencies.

The significant accounting and reporting policies for the Company and its subsidiaries follow:

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, which include First Busey Risk Management, Deed of Trust Services Corporation, and Busey Bank, including Busey Bank's wholly-owned subsidiaries FirsTech, Pulaski Service Corporation, and Busey Capital Management, Inc. Operating results generated from acquired businesses are included with the Company's results of operations starting from each date of acquisition. The Company and its subsidiaries maintain various LLCs that hold specific assets for risk mitigation purposes and are consolidated into these Consolidated Financial Statements. Intercompany balances and transactions have been eliminated in consolidation.

Because the Company is not the primary beneficiary, the Consolidated Financial Statements exclude the following wholly-owned variable interest entities: First Busey Statutory Trust II, First Busey Statutory Trust III, First Busey Statutory Trust IV, Pulaski Financial Statutory Trust I, and Pulaski Financial Statutory Trust II.

Use of Estimates

In preparing the accompanying Consolidated Financial Statements in conformity with GAAP, the Company's management is required to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and the disclosures provided. Actual results could differ from those estimates. Material estimates which are particularly susceptible to significant change in the near-term relate to the fair value of debt securities available for sale, fair value of assets acquired and liabilities assumed in business combinations, goodwill, income taxes, and the determination of the ACL.

Comprehensive Income (Loss)

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale debt securities and unrealized gains and losses on cash flow hedges, are reported as a separate component within the equity section of the balance sheet, such items, along with net income, are components of comprehensive income (loss).

Trust Assets

Assets held for customers in a fiduciary or agency capacity, other than trust cash on deposit at Busey Bank, are not assets of the Company and, accordingly, are not included in the accompanying Consolidated Financial Statements. The Company had assets under care of $11.1 billion at December 31, 2022, and $12.7 billion at December 31, 2021.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash items in process of collection, amounts due from other banks, interest-bearing deposits held with other financial institutions, and federal funds sold. The carrying amount of these instruments is considered a reasonable estimate of fair value.

The Company maintains its cash in deposit accounts, the balance of which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash and cash equivalents.

Securities

Debt securities classified as available for sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on factors including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Debt securities available for sale are carried at fair value, with unrealized gains and losses reported in other comprehensive income (loss), net of taxes.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. The amortization period for certain callable debt securities held at a premium are amortized to the earliest call date, while discounts on debt securities are amortized to maturity. Gains and losses on the sale of debt securities available for sale are recorded on the trade date and are determined using the specific identification method.

Debt securities available for sale are not within the scope of the current expected credit losses methodology, however, the accounting for credit losses on these securities is affected by ASC Subtopic 326-30 *"Financial Instruments-Credit Losses —Available-for-Sale Debt Securities."* A debt security available for sale is impaired if the fair value of the security declines below its amortized cost basis. To determine the appropriate accounting, the Company must first determine if it intends to sell the security or if it is more likely than not that it will be required to sell the security before the fair value increases to at least the amortized cost basis. If either of those selling events is expected, the Company will write down the amortized cost basis of the security to its fair value. This is achieved by writing off any previously recorded allowance, if applicable, and recognizing any incremental impairment through earnings. If the Company neither intends to sell the security, nor believes it more likely than not will be required to sell the security, before the fair value recovers to the amortized cost basis, the Company must determine whether any of the decline in fair value has resulted from a credit loss, or if it is entirely the result of noncredit factors.

The Company considers the following factors in assessing whether the decline is due to a credit loss:

- Extent to which the fair value is less than the amortized cost basis

- Adverse conditions specifically related to the security, an industry, or a geographic area (for example, changes in the financial condition of the issuer of the security, or in the case of an asset-backed debt security, in the financial condition of the underlying loan obligors)

- Payment structure of the debt security and the likelihood of the issuer being able to make payments that increase in the future

- Failure of the issuer of the security to make scheduled interest or principal payments

- Any changes to the rating of the security by a rating agency

Impairment related to a credit loss must be measured using the discounted cash flow method. Credit loss recognition is limited to the fair value of the security. Impairment is recognized by establishing an ACL through provision for credit losses. Impairment related to noncredit factors is recognized in AOCI, net of applicable taxes. The Company did not recognize any impairment in 2022, 2021, or 2020.

Debt securities classified as held to maturity are those debt securities that the Company has the intent and ability to hold to maturity and are carried at amortized cost. In 2022, the Company elected to transfer a portion of the agency mortgage-backed securities portfolio from available for sale to held to maturity. While held to maturity securities are within the scope of CECL, the standard allows for an assumption of zero credit losses when the expectation of non-payment is zero. The risk related to mortgage-backed securities issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises, is considered low therefore requiring no allowance to be recorded.

Accrued interest receivable for debt securities totaled $14.7 million at December 31, 2022, and is excluded from the estimate of credit losses. Accrued interest receivable is reported in other assets on the Consolidated Balance Sheets.

Equity securities are carried at fair value with changes in fair value recognized in earnings.

Loans Held for Sale

Loans held for sale include mortgage loans which the Company intends to sell to investors and/or the secondary mortgage market.

Effective January 1, 2022, the Company elected to account for all newly originated loans held for sale at LOCOM. Loans held for sale are carried at amortized historical cost less loan write-offs and downward fair value adjustments, as may be applicable. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sales proceeds and the carrying amount, net of the value of any servicing assets for loans that were sold with servicing rights retained.

Prior to this change, the Company accounted for loans held for sale at fair value. Loans held for sale were recorded at fair value, with changes in fair value recognized in earnings. Fair value adjustments were recorded as an adjustment to mortgage revenues. The fair value of loans held for sale was measured using observable quoted market prices, contract prices, or market price equivalents, consistent with those used by other market participants. Direct loan origination fees and costs related to loans accounted for at fair value were recognized when earned.

Loan Servicing

Servicing assets are recognized when servicing rights are acquired or retained through the sale of mortgage and government-guaranteed commercial loans. The unpaid principal balances of loans serviced by the Company for the benefit of others totaled $1.7 billion as of December 31, 2022, and are not included in the accompanying Consolidated Balance Sheets. Servicing rights are initially recorded at fair value which is determined using a valuation model that calculates the present value of estimated future net servicing income. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. The amortization of mortgage servicing rights is included in mortgage revenue. The amortization of government-guaranteed commercial loans is included in other income.

Servicing rights are periodically evaluated for impairment based on the fair value of those rights as compared to book value. Fair values are estimated using discounted cash flows based on expected prepayment rates and other inputs. For purposes of measuring impairment, servicing rights are stratified by one or more predominant characteristics of the underlying loans. A valuation allowance is recognized in the amount by which the amortized cost of the rights for each stratum exceeds its fair value, if any. If the Company later determines that all or a portion of the impairment no longer exists for a particular group of loans, a reversal of the allowance may be recorded in current period earnings. The Company had an insignificant amount of impairment recorded at December 31, 2022 and 2021.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal and are recorded as income when earned.

Portfolio Loans

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or pay-off, are reported at the principal balance outstanding, net of purchase premiums and discounts, or net deferred origination fees or costs, charge-offs, and the ACL.

Loan origination fees, net of certain direct loan origination costs, are deferred and the net amount is amortized as an adjustment of the related loan's yield. The Company amortizes the net amount over the contractual life of the related loan.

Interest income is accrued daily on outstanding loan balances. Loans are placed on non-accrual status when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. Past due status is based on the contractual terms of the loan.

Interest accrued but not collected for loans that are placed on non-accrual status or charged-off is reversed against interest income. The interest on non-accrual loans is accounted for on the cost-recovery method, until returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

PPP Loans

At December 31, 2022, the Company had $0.9 million in PPP loans outstanding, with an amortized cost of $0.8 million. In comparison, at December 31, 2021, the Company had $76.9 million in PPP loans outstanding, with an amortized cost of $75.0 million. The Company received fees totaling $2.5 million, $20.1 million, and $25.4 million for the years ended December 31, 2022, 2021, and 2020, respectively. Incremental direct origination costs the Company incurred were $0.6 million, $4.2 million, and $5.1 million for the years ended December 31, 2022, 2021, and 2020, respectively. Both the fees received and the origination costs have been deferred and are being amortized over the contractual life of these loans, subject to prepayment. The Company recognized $1.9 million, $14.0 million, and $15.2 million in net interest income for fees, net of deferred cost, during the years ended December 31, 2022, 2021, and 2020, respectively. As of December 31, 2022, the remaining amount of fees to be recognized, net of deferred costs, was insignificant. PPP loans contain a forgiveness feature for funds spent on covered expenses, including both principal and accrued interest. Any remaining balance after loan forgiveness maintains a 100% government guarantee for the remaining term of the loan.

Troubled Debt Restructurings

The Company's loan portfolio includes certain loans that have been modified in a TDR, where concessions have been granted to borrowers who have experienced financial difficulties. The Company will restructure a loan for its customer after evaluating whether the borrower is able to meet the terms of the loan over the long term, though unable to meet the terms of the loan in the near term due to individual circumstances.

The Company considers the customer's past performance, previous and current credit history, the individual circumstances surrounding the customer's current difficulties, and the customer's plan to meet the terms of the loan in the future prior to restructuring the terms of the loan. Generally, restructurings consist of short-term interest rate relief, short-term principal payment relief, short-term principal and interest payment relief, or forbearance (debt forgiveness). A restructured loan that exceeds 90 days past due or is placed on non-accrual status, is classified as non-performing.

All TDRs are individually evaluated for purposes of assessing the adequacy of the ACL and for financial reporting purposes. TDRs are evaluated using present value of the expected future cash flows discounted at the loan's original effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the Company determines that the fair value of the TDR is less than the recorded investment in the loan, impairment is recognized through a charge to the ACL in the period of the modification and in periods subsequent to the modification.

Modified loans with payment deferrals that fall under the CARES Act or revised Interagency Statement that suspended requirements under GAAP related to TDR classifications are not included in the Company's TDR totals.

Assets Purchased with Credit Deterioration

On January 1, 2020, First Busey adopted ASC Topic 326 *"Financial Instruments-Credit Losses"* using the prospective transition approach for financial assets PCD that were previously classified as PCI and accounted for under ASC Subtopic 310-30 *"Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality."* In accordance with the standard, management did not reassess whether PCI assets met the criteria of PCD assets as of the date of adoption. In accordance with ASC Topic 326, the amortized cost basis of PCD assets were adjusted to reflect an ACL for any remaining credit discount. Subsequent changes in expected cash flows will be adjusted through the ACL. The noncredit discount will be accreted into interest income at the effective interest rate as of January 1, 2020.

Subsequent to the adoption of ASC Topic 326, acquired loans are separated into two categories based on the credit risk characteristics of the underlying borrowers as either PCD, for loans which have experienced more than insignificant credit deterioration since origination, or all other loans. At the date of acquisition, an ACL on PCD loans is determined and netted against the amortized cost basis of the individual loans. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. The ACL on PCD loans is recorded in the acquisition accounting and no provision for credit losses is recognized at the acquisition date. Subsequent changes to the ACL are recorded through provision expense. For all other loans, an ACL is established immediately after the acquisition through a charge to the provision for credit losses.

Allowance for Credit Losses

The ACL is a significant estimate in the Company's Consolidated Financial Statements, affecting both earnings and capital. The ACL is a valuation account that is deducted from the portfolio loans' amortized cost bases to present the net amount expected to be collected on the portfolio loans. Portfolio loans are charged off against the ACL when management believes the uncollectibility of a loan balance is confirmed. Recoveries will be recognized up to the aggregate amount of previously charged-off balances. The ACL is established through provision for credit loss expense charged to income.

A loan's amortized cost basis is comprised of the unpaid principal balance of the loan, accrued interest receivable, purchase premiums or discounts, and net deferred origination fees or costs. The Company has estimated its allowance on the amortized cost basis, exclusive of government guaranteed loans and accrued interest receivable. The Company writes-off uncollectible accrued interest receivable in a timely manner and has elected to not measure an allowance for accrued interest receivable. The Company presents the aggregate amount of accrued interest receivable for all financial instruments in other assets on the Consolidated Balance Sheets and the balance of accrued interest receivable is disclosed in *"Note 18. Fair Value Measurements."*

Our methodology influences, and is influenced by, the Company's overall credit risk management processes. The ACL is managed in accordance with GAAP to provide an adequate reserve for expected credit losses that is reflective of management's best estimate of what is expected to be collected. The ACL is measured on a collective pool basis when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated on an individual basis.

The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the amortized cost basis. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental conditions such as changes in unemployment rates, property values, and other relevant factors. The calculation also contemplates that the Company may not be able to make or obtain such forecasts for the entire life of the financial assets and requires a reversion to historical credit loss information. The Company uses four quarters as its reasonable and supportable forecast period. Due to rapidly changing forecasts around the impact of COVID-19, the Company does not believe it has the current ability to incorporate reasonable and supportable forecasts into its CECL models extending beyond four quarters.

Ongoing impacts of CECL will be dependent upon changes in economic conditions and forecasts, originated and acquired loan portfolio composition, credit performance trends, portfolio duration, and other factors.

Premises and Equipment

Land is carried at cost less accumulated depreciation of depreciable land improvements. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. The estimated useful lives for premises and equipment are:

Asset Description	Estimated Useful Life
Buildings and improvements	3 — 40 years
Furniture and equipment	3 — 10 years

Leases

A determination is made at inception if an arrangement contains a lease. For arrangements containing leases, the Company recognizes leases on the Consolidated Balance Sheets as right of use assets and corresponding lease liabilities. Lease-related assets, or right of use assets, are recognized on the lease commencement date at amounts equal to the respective lease liabilities, adjusted for prepaid lease payments, initial direct costs, and lease incentives received. Lease-related liabilities are recognized at the present value of the remaining contractual fixed lease payments, discounted using our incremental borrowing rate. Operating lease expense is recognized on a straight-line basis over the lease term, while variable lease payments are expensed as incurred.

ASC Topic 842 *"Leases"* requires the use of the rate implicit in the lease whenever this rate is readily determinable. If not readily determinable, the Company utilizes its incremental borrowing rate at lease inception, on a collateralized basis, over a similar term. For operating leases existing prior to January 1, 2019, the Company used a borrowing rate that corresponded to the remaining lease term.

The Company's lease agreements often include one or more options to renew at the Company's discretion. If, at lease inception, the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the calculation of its right of use assets and lease liabilities.

Long-Lived Assets

Long-lived assets, including premises and equipment, right of use assets, and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows from operations of the asset are less than the carrying value of the asset. Cash flows used for this analysis are those directly associated with, and that are expected to arise as a direct result of, the use and eventual disposition of the asset. An impairment loss would be measured by the amount by which the carrying value of the asset exceeds its fair value.

Other Real Estate Owned and Other Repossessed Assets

OREO and other repossessed assets represent properties and other assets acquired through foreclosure or other proceedings in settlement of loans. OREO and other repossessed assets are recorded at the fair value of the property or asset, less estimated costs of disposal, which establishes a new cost basis. Any adjustment to fair value at the time of transfer to OREO or other repossessed assets is charged to the ACL. OREO property and other repossessed assets are evaluated regularly to ensure the recorded amount is supported by its current fair value, and valuation allowances to reduce the carrying amount to fair value less estimated costs to dispose are recorded, as necessary. OREO and other repossessed assets are included in other assets on the Consolidated Balance Sheets. Revenue, expense, gains, and losses from the operations of foreclosed assets are included in earnings.

Goodwill and Other Intangibles

Goodwill represents the excess of the consideration transferred in a business combination over the fair value of the net assets acquired. Goodwill is not amortized but is subject to at least annual impairment assessments. The Company has established December 31 as the annual impairment assessment date. As part of this analysis, each reporting unit's carrying value is compared to its fair value.

The Company estimates the fair value of its reporting units as of the measurement date utilizing valuation methodologies including comparable company analysis and precedent transaction analysis. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. There was no impairment as of December 31, 2022, or 2021. See *"Note 7. Goodwill and Other Intangible Assets"* for further discussion.

Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from acquisitions and are amortized over their estimated useful lives.

Cash Surrender Value of Bank Owned Life Insurance

The Company has purchased, or acquired through acquisitions, life insurance policies on certain executives and senior officers. Life insurance is recorded at its cash surrender value, which estimates its fair value.

The Company maintains a liability for post-employment benefits promised to an employee based on an arrangement between the Company and an employee. In an endorsement split-dollar life insurance arrangement, the employer owns and controls the policy, and the employer and employee split the life insurance policy's cash surrender value and/or death benefits. If the employer agrees to maintain a life insurance policy during the employee's retirement, the present value of the cost of maintaining the insurance policy would be accrued over the employee's active service period. Similarly, if the employer agrees to provide the employee with a death benefit, the present value of the death benefit would be accrued over the employee's active service period. The Company has an accrued liability of $5.6 million as of December 31, 2022, included in other liabilities, for these arrangements, compared with $5.5 million as of December 31, 2021.

FHLB Stock

Busey Bank is a member of the FHLB system. FHLB members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost in other assets in our Consolidated Balance Sheet. Dividends are reported as income.

The Company's investment in FHLB stock was $19.0 million as of December 31, 2022, and $6.2 million as of December 31, 2021.

Other Asset Investments

The Company has invested in certain tax-advantaged projects promoting affordable housing, new markets, and historic rehabilitation. These investments are designed to generate returns primarily though the realization of federal and state income tax credits and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. In addition, the Company has private equities, which are primarily small business investment companies in the financial technology, agricultural, environmental, and affordable housing preservation markets. These investments are considered to be variable interest entities, and are accounted for under the equity method or deferral method, as appropriate. The Company is not required to consolidate variable interest entities in which it has concluded it does not have a controlling financial interest, and is not the primary beneficiary.

The following table summarizes the impact of the Company's other asset investments on our Consolidated Balance Sheets for the periods indicated *(dollars in thousands)*:

		As of December 31,	
	Location	2022	2021
Other asset investments			
Funded investments	Other assets	$ 58,912	$ 37,417
Unfunded investments	Other assets	67,437	52,765
Other asset investments		$ 126,349	$ 90,182
Unfunded investment obligations	Other liabilities	$ (67,437)	$ (52,765)

Further, the Company owns Visa Class B shares, recorded at a nominal carrying value. These shares are subject to certain transfer restrictions currently and will be convertible into Visa Class A shares upon final resolution of certain litigation matters involving Visa.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales only when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (i) the assets have been isolated from the Company, (ii) the transferee obtains the right to pledge or exchange the assets it receives, and no condition both constrains the transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Income Taxes

The Company is subject to income taxes in U.S. federal and various state jurisdictions. The Company and its subsidiaries file consolidated federal and state income tax returns with each subsidiary computing its taxes on a separate entity basis. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state, or local tax examinations by tax authorities for the years before 2017.

Under GAAP, a valuation allowance is required to be recognized if it is more likely than not that the deferred tax assets will not be realized. The determination of the recoverability of the deferred tax assets is highly subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence, the forecasts of future income, applicable tax planning strategies, and assessments of current and future economic and business conditions.

Management believes that it is more likely than not that the deferred tax assets included in the accompanying Consolidated Financial Statements will be fully realized. The Company determined that no valuation allowance was required as of December 31, 2022, or 2021.

Positions taken in tax returns may be subject to challenge upon examination by the taxing authorities. Uncertain tax positions are initially recognized in the Consolidated Financial Statements when it is more likely than not the position will not be sustained upon examination by the tax authorities. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts. When applicable, the Company recognizes interest accrued related to unrecognized tax benefits and penalties in operating expenses. The Company had no accruals for payments of interest and penalties at December 31, 2022, or 2021.

At December 31, 2022, the Company was not under examination by any tax authority; however, we have received an inquiry from the State of Illinois regarding our prior franchise tax filings. In the event the Company is required to amend our prior franchise tax filings, we could incur additional expenses.

Treasury Stock

Treasury stock acquired is recorded at cost. Treasury stock issued is valued based on the "first-in, first-out" method. Gains and losses on issuance are recorded as increases or decreases to additional paid-in capital.

Stock-Based Employee Compensation

The 2020 Equity Plan was approved by stockholders at the 2020 Annual Meeting of Stockholders. A description of the 2020 Equity Plan can be found in the Company's Proxy Statement for the 2020 Annual Meeting of Stockholders filed on April 9, 2020. The 2020 Equity Plan replaces the 2010 Equity Incentive Plan and the First Community 2016 Equity Incentive Plan, which, from time to time, the Company used to grant equity awards to legacy employees of First Community. Under the terms of the 2020 Equity Plan, the Company has granted RSU, DSU and PSU awards.

The Company's equity incentive plans are designed to encourage ownership of its common stock by its employees and directors, to provide additional incentive for them to promote the success of the Company's business, and to attract and retain talented personnel. All of the Company's employees and directors and those of its subsidiaries are eligible to receive awards under the plans.

The Company grants RSU awards to members of management periodically throughout the year. Each RSU is equivalent to one share of the Company's common stock. These units have requisite service periods ranging from one year to five years, subject to accelerated vesting upon eligible retirement from the Company. Recipients earn quarterly dividend equivalents on their respective units which entitle the recipients to additional units. Therefore, dividends earned each quarter compound based upon the updated unit balances.

The Company grants DSU awards, which are RSU awards with a deferred settlement date, to its directors and advisory directors. Each DSU is equivalent to one share of the Company's common stock. DSUs vest over a one-year period following the grant date. These units generally are subject to the same terms as RSUs under the Company's 2020 Equity Plan, except that, following vesting, settlement occurs within 30 days following the earlier of separation from the board or a change in control of the Company. After vesting and prior to delivery, these units will continue to earn dividend equivalents.

The Company also grants PSU awards to members of management periodically throughout the year. Each PSU is equivalent to one share of the Company's common stock. The number of units that ultimately vest will be determined based on the achievement of market or other performance goals, subject to accelerated service-based vesting conditions upon eligible retirement from the Company.

The Company has outstanding stock options assumed from acquisitions.

In 2021, the stockholders of First Busey approved the 2021 ESPP, and since the purchase price under the plan is 85% of the fair value of a share of common stock (a 15% discount to the market price), the plan is considered to be a compensatory plan under current accounting guidance. Therefore, the entire amount of the discount is recognized in salaries, wages, and employee benefits on the Consolidated Statements of Income.

See *"Note 14. Stock-based Compensation"* for further discussion.

Segment Disclosure

Operating segments are components of a business that (i) engage in business activities from which the component may earn revenues and incur expenses; (ii) have operating results that are reviewed regularly by the entity's chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance; and (iii) for which discrete financial information is available. The Company's operations are managed along three operating segments consisting of Banking, FirsTech, and Wealth Management. See *"Note 21. Operating Segments and Related Information"* for further discussion.

Business Combinations

Business combinations are accounted for under ASC Topic 805 *"Business Combinations"* using the acquisition method of accounting. The acquisition method of accounting requires an acquirer to recognize the assets acquired and the liabilities assumed at the acquisition date measured at their estimated fair values as of that date. To determine the fair values, the Company may utilize third-party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. Under the acquisition method of accounting, the Company will identify the acquirer and the closing date and apply applicable recognition principles.

Operating results generated from acquired businesses are included with the Company's results of operations starting from each date of acquisition. Acquisition related costs are costs the Company incurs to effect a business combination. Those costs may include legal, accounting, valuation, other professional or consulting fees, system conversions, and marketing costs. The Company accounts for acquisition related costs as expenses in the periods in which the costs are incurred and the services are received. Costs that the Company expects, but is not obligated to incur in the future, to effect its plan to exit an activity of an acquiree or to terminate the employment of an acquiree's employees are not liabilities at the acquisition date. Instead, the Company recognizes these costs in its post-combination Consolidated Financial Statements in accordance with other applicable accounting guidance.

Derivative Financial Instruments

The Company utilizes interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. Additionally, the Company enters into derivative financial instruments, including interest rate lock commitments issued to residential loan customers for loans that will be held for sale, forward sales commitments to sell residential mortgage loans to investors, and interest rate swaps with customers and other third parties.

Interest Rate Swaps Designated as Cash Flow Hedges

The Company entered into derivative instruments designated as cash flow hedges. For a derivative instrument that is designated and qualifies as a cash flow hedge, the change in fair value of the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in fair value of components excluded from the assessment of effectiveness are recognized in current earnings.

Interest Rate Swaps Not Designated as Hedges

The Company may offer derivative contracts to its customers in connection with their risk management needs. The Company manages the risk associated with these contracts by entering into an equal and offsetting derivative with a third-party dealer. These derivatives generally worked together as an economic interest rate hedge, but the Company did not designate them for hedge accounting treatment. Consequently, changes in fair value of the corresponding derivative financial asset or liability were recorded as either a charge or credit to current earnings during the period in which the changes occurred.

Interest Rate Lock Commitments

Interest rate lock commitments that meet the definition of derivative financial instruments under ASC Topic 815 *"Derivatives and Hedging"* are carried at their fair values in other assets or other liabilities in the Consolidated Financial Statements, with changes in the fair values of the corresponding derivative financial assets or liabilities recorded as either a charge or credit to current earnings during the period in which the changes occurred.

Forward Sales Commitments

The Company economically hedges mortgage loans held for sale and interest rate lock commitments issued to its residential loan customers related to loans that will be held for sale by obtaining corresponding best-efforts forward sales commitments with an investor to sell the loans at an agreed-upon price at the time the interest rate locks are issued to the customers. Forward sales commitments that meet the definition of derivative financial instruments under ASC Topic 815 *"Derivatives and Hedging"* are carried at their fair values in other assets or other liabilities in the Consolidated Financial Statements. While such forward sales commitments generally served as an economic hedge to mortgage loans held for sale and interest rate lock commitments, the Company did not designate them for hedge accounting treatment. Changes in fair value of the corresponding derivative financial asset or liability were recorded as either a charge or credit to current earnings during the period in which the changes occurred.

Risk Participation Agreements

The Company has entered into a risk participation agreement to manage the credit risk of its derivative position. This agreement transfers counterparty credit risk related to an interest rate swap to another financial institution. In this type of transaction, the Company (purchaser) has a swap agreement with a customer. The Company then enters into a risk participation agreement with a counterparty (seller), under which the counterparty receives a fee to accept a portion of the credit risk. If the customer defaults on the swap contract, the counterparty to the risk participation agreement must reimburse the Company for the counterparty's percentage of the positive fair value of the customer swap as of the default date. If the customer swap has a negative fair value, the counterparty has no reimbursement requirements. If the customer defaults on the swap contract and the counterparty (seller) fulfills its payment obligations under the risk participation agreement, the seller is entitled to a pro rata share of the Company's claim against the customer under the terms of the swap agreement.

Off-Balance Sheet Arrangements

The Company is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets. The Company's exposure to credit loss is represented by the contractual amount of those commitments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as no condition established in the contract has been violated. These commitments are generally at variable interest rates and generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These commitments may be secured based on management's credit evaluation of the borrower.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer's obligation to a third-party. Those guarantees are primarily issued to support public and private borrowing arrangements, including bond financing and similar transactions, and primarily have terms of two years or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral, which may include accounts receivable, inventory, property and equipment, and income producing properties, supporting those commitments if deemed necessary. In the event the customer does not perform in accordance with the terms of the agreement with the third-party, the Company would be required to fund the commitment. If the commitment is funded, the Company would be entitled to seek recovery from the customer.

The Company estimates expected credit losses for off-balance sheet arrangements over the contractual period in which it is exposed to credit risk via a present contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the issuer. To be considered unconditionally cancellable for accounting purposes, the Company must have the ability to, at any time, with or without cause, refuse to extend credit under the commitment. Off-balance-sheet credit exposure segments share the same risk characteristics as portfolio loans. The Company incorporates a probability of funding and utilizes the ACL loss rates to calculate the reserve. The reserve for off-balance-sheet credit exposure is carried on the Consolidated Balance Sheets in other liabilities rather than as a component of the ACL. The reserve for off-balance-sheet credit exposure is adjusted as a provision for off-balance-sheet credit exposure reported as a component of noninterest expense in the accompanying Consolidated Statements of Income. Liabilities recorded as reserves for the Company's off-balance sheet credit exposure under these commitments was $6.6 million as of December 31, 2022, and was $6.5 million as of December 31, 2021.

Fair Value of Financial Instruments

Fair value of financial instruments is estimated using relevant market information and other assumptions, as more fully disclosed in *"Note 18. Fair Value Measurements."* Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Revenue

ASC Topic 606 *"Revenue from Contracts with Customers"* outlines a single model for companies to use in accounting for revenue arising from contracts with customers and supersedes most prior revenue recognition guidance, including industry-specific guidance. ASC Topic 606 requires that companies recognize revenue based on the value of transferred goods or services as they occur in the contract and establishes additional disclosures. The Company's revenue is comprised of net interest income, which is explicitly excluded from the scope of ASC Topic 606, and noninterest income. The Company has evaluated its noninterest income and the nature of its contracts with customers and determined that further disaggregation of revenue beyond what is presented in the accompanying Consolidated Financial Statements is not necessary. The Company satisfies its performance obligations on its contracts with customers as services are rendered so there is limited judgment involved in applying ASC Topic 606 that affects the determination of the timing and amount of revenue from contracts with customers.

Descriptions of the Company's primary revenue generating activities that are within the scope of ASC Topic 606, and are presented in the accompanying Consolidated Statements of Income as components of noninterest income, include wealth management fees, payment technology solutions, and fees for customer services.

Wealth Management Fees

Wealth management fees represent fees due from wealth management customers as consideration for managing the customers' assets. Wealth management and trust services include custody of assets, investment management, fees for trust services, and other fiduciary activities. Also included are fees received from a third-party broker-dealer as part of a revenue sharing agreement for fees earned from customers that the Company refers to the third party. Revenue is recognized when the performance obligation is completed, which is generally monthly.

Payment Technology Solutions

Payment technology solutions revenue represents transaction-based fees for technology-driven payment solutions primarily for walk-in, lockbox, interactive voice recognition, and online bill payments through the Company's subsidiary, FirsTech. Revenue is recognized when the performance obligation is completed, which is generally monthly.

Fees for Customer Services

Fees for customer services consist of time-based revenue from service fees for account maintenance, item-based revenue from fee-based activity, and transaction-based fee revenue. Revenue is recognized when the performance obligation is completed, which is generally monthly for account maintenance services or when a transaction has been completed. Payments for such performance obligations are generally received at the time the performance obligations are satisfied.

Reclassifications

Reclassifications have been made to certain prior year account balances, with no effect on net income or stockholders' equity, to be consistent with the classifications adopted as of and for the year ended December 31, 2022.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the Consolidated Financial Statements included in this Annual Report on Form 10-K were issued. There were no significant subsequent events for the year ended December 31, 2022, through the filing date of these Consolidated Financial Statements.

Impact of Recently Adopted Accounting Standards

ASU 2022-06 *"Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848"* deferred the sunset date of ASC Topic 848 from December 31, 2022, to December 31, 2024, extending the time during which entities may apply certain practical expedients for contract modifications that replace a reference to LIBOR or another reference rate that is expected to be discontinued as a result of reference rate reform. This update was effective upon issuance on December 21, 2022. Adoption of this standard did not have a material impact on First Busey's financial position or results of operations.

ASU 2021-10 *"Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance"* establishes disclosure requirements for transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model. Disclosures required under this standard include 1) the types of transactions, 2) the accounting for those transactions, and 3) the effect of those transactions on the consolidated financial statements. This update was effective for annual periods beginning January 1, 2022, and applies prospectively to all transactions within the scope of the amendments that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application. Adoption of this standard did not have a material impact on First Busey's financial position or results of operations.

ASU 2021-05 *"Leases (Topic 842): Lessors—Certain Leases with Variable Lease Payments"* amends the lessor's classification of certain leases under ASC Topic 842. Under this updated guidance, leases that would otherwise be classified as a sales-type or direct financing lease must be classified by a lessor as an operating lease when the following conditions are met: 1) the contract includes variable lease payments that do not depend on an index or rate and 2) classification as a sales-type or direct financing lease would result in recognition of a selling loss at lease commencement. This guidance was effective for First Busey beginning January 1, 2022, and was applied on a prospective basis. Adoption of this standard did not have a material impact on the Company's financial position or results of operations.

ASU 2021-04 *"Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options"* clarifies how an issuer should account for modifications or exchanges of equity-classified written call options (i.e. a warrant to purchase the issuer's common stock). This accounting standard requires the issuer to treat a modification of an equity-classified warrant that does not cause the warrant to become liability-classified as an exchange of the original warrant for a new warrant. This guidance applies whether the modification is structured as an amendment to the terms and conditions of the warrant or as termination of the original warrant and issuance of a new warrant. This guidance was effective for First Busey beginning January 1, 2022, and was applied on a prospective basis. Adoption of this standard did not have a material impact on the Company's financial position or results of operations.

Recently Issued Accounting Standards

ASU 2022-03 *"Fair Value Measurements (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions"* clarifies that contractual restrictions on the sale of equity securities are not considered in measuring the fair value of those equity securities, and further that contractual sale restrictions cannot be recognized and measured as a separate unit of account. This standard applies prospectively, and will be effective for First Busey beginning January 1, 2024. Early adoption is permitted. First Busey is currently evaluating the potential effect on the Company's financial position and results of operations.

ASU 2022-02 *"Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures"* eliminates the TDR accounting model for creditors that have already adopted CECL. In lieu of the TDR accounting model, loan refinancing and restructuring guidance in ASC Subtopic 310-20-35-9 through 35-11 *"Receivables —Nonrefundable Fees and Other Costs—Subsequent Measurement—Loan Refinancing or Restructuring"* will apply to all loan modifications, including those made for borrowers experiencing financial difficulty. This standard also enhances disclosure requirements related to certain loan modifications. Additionally, this standard introduces new requirements to disclose gross write-off information in the vintage disclosures of financing receivables by credit quality indicator and class of financing receivable by year of origination. This standard applies prospectively. For the transition method related to the recognition and measurement of TDRs, there is an option to apply a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings in the period of adoption. This standard became effective for First Busey beginning January 1, 2023. Adoption of this standard is not expected to have a material impact on our financial position or results of operations.

ASU 2022-01 *"Derivatives and Hedging (Topic 815): Fair Value Hedging—Portfolio Layer Method"* replaces the current last-of-layer hedge accounting method with an expanded portfolio layer method that permits multiple hedged layers of a single closed portfolio. The scope of the portfolio layer method is also expanded to include non-prepayable financial assets. This update also provides additional guidance on the accounting for and disclosure of hedge basis adjustments that are applicable to the portfolio layer method, and specifies how hedge basis adjustments should be considered when determining credit losses for the assets included in the closed portfolio. Amendments related to hedge basis adjustments which are included in this standard apply on a modified retrospective basis by means of a cumulative-effect adjustment to the opening balance of retained earnings on the initial application date. Amendments related to disclosure which are included in this standard may be applied on a prospective basis from the initial application date, or on a retrospective basis to each prior period presented after the date of adoption of the amendments in ASU 2017-12 *"Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities."* This standard became effective for First Busey beginning January 1, 2023. Adoption of this standard is not expected to have a material impact on our financial position or results of operations.

ASU 2021-08 *"Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers"* requires measurement and recognition in accordance with ASC Topic 606 *"Revenue from Contracts with Customers"* for contract assets and contract liabilities acquired in a business combination. This update became effective for First Busey beginning January 1, 2023. This standard applies prospectively to all business combinations that occur on or after the date it is adopted. Adoption of this standard is not expected to have a material impact on our financial position or results of operations.

NOTE 2. ACQUISITIONS

Cummins-American Corp.

Effective May 31, 2021, the Company completed its acquisition of CAC, the holding company for GSB. The partnership has enhanced the Company's existing deposit, commercial banking, and wealth management presence in the Chicago-Naperville-Elgin, IL-IN-WI Metropolitan Statistical Area. GSB's results of operations were included in the Company's results of operations beginning June 1, 2021. First Busey operated GSB as a separate banking subsidiary until August 14, 2021, when it was merged with and into Busey Bank. At that time, all GSB banking centers became branches of Busey Bank.

Under the terms of the definitive agreement, each share of CAC common stock issued and outstanding as of the effective date was converted into the right to receive 444.4783 shares of First Busey common stock and $14,173.96 in cash, which reflects adjustments made to the cash consideration in accordance with the terms of the definitive agreement. The fair value of the common stock of First Busey issued as part of the consideration paid to the holders of CAC common stock was determined on the basis of the closing price of First Busey's common shares on May 28, 2021, the last trading day immediately preceding the acquisition date of May 31, 2021. As additional consideration provided to CAC's stockholders in the merger, CAC paid a special dividend to its stockholders in the amount of $60.0 million, or $12,087.58 per share of CAC common stock, on May 28, 2021.

This transaction was accounted for using the acquisition method of accounting and, accordingly, assets acquired, liabilities assumed, and consideration exchanged was recorded at estimated fair values on the date of acquisition. Fair values were subject to refinement for up to one year after the closing date, as additional information regarding the closing date fair values became available, and were final as of May 31, 2022. The Company did not record any fair value adjustments during 2022.

As the total consideration paid for CAC exceeded the estimated fair value of net assets acquired, goodwill of $6.3 million was recorded as a result of the acquisition. The amount of goodwill recognized as a result of this transaction is expected to be fully tax deductible for federal income tax purposes in accordance with the Company's election pursuant to Section 338(h)(10) of the Internal Revenue Code. Goodwill recorded for this transaction reflects synergies expected from the acquisition and expansion within the Chicago-Naperville-Elgin, IL-IN-WI Metropolitan Statistical Area, and was assigned to the Banking operating segment.

First Busey incurred $0.8 million and $13.6 million in pre-tax expenses related to the acquisition of CAC for the years ended December 31, 2022, and December 31, 2021, respectively. Expenses in 2022 were comprised primarily of compensation expense and data processing expense, which are reported as components of noninterest expense in the accompanying Consolidated Statements of Income.

Estimated fair values of the assets acquired and liabilities assumed, as well as the fair value of consideration transferred, were as follows *(dollars in thousands)*:

	CAC May 31, 2021
Assets acquired	
Cash and cash equivalents	$ 298,637
Securities	702,367
Portfolio loans, net of ACL	430,470
Premises and equipment	17,034
Other intangible assets	17,340
Mortgage servicing rights	629
Other assets	8,176
Total assets acquired	1,474,653
Liabilities assumed	
Deposits	1,315,671
Other borrowings	16,651
Other liabilities	19,205
Total liabilities assumed	1,351,527
Net assets acquired	$ 123,126
Consideration paid:	
Cash	$ 70,358
Common stock	59,105
Total consideration paid	$ 129,463
Goodwill	$ 6,337

The fair value of PCD financial assets was $60.5 million on the date of acquisition. Gross contractual amounts receivable relating to the PCD financial assets was $65.2 million. The Company estimated, on the date of acquisition, that $4.2 million of the contractual cash flows specific to the PCD financial assets will not be collected.

NOTE 3. DEBT SECURITIES

The Company reassessed classification of certain securities in 2022, and transferred a portion of its commercial and residential mortgage-backed securities from available for sale to held to maturity. The transfers occurred at fair value. The unrecognized loss associated with these securities is in OCI, and is being amortized out of OCI with an offsetting entry to investment securities interest income as a yield adjustment over the remaining contractual lives of the securities. No gain or loss was recorded at the time of the transfer.

The table below provides the amortized cost, unrealized and unrecognized gains and losses, and fair values of debt securities, summarized by major category *(dollars in thousands)*:

	As of December 31, 2022			
	Amortized Cost	Unrealized Gross Gains	Unrealized Gross Losses	Fair Value
Debt securities available for sale				
U.S. Treasury securities	$ 117,805	$ —	$ (3,744)	$ 114,061
Obligations of U.S. government corporations and agencies	20,097	3	(321)	19,779
Obligations of states and political subdivisions	283,481	106	(26,075)	257,512
Asset-backed securities	489,558	—	(19,683)	469,875
Commercial mortgage-backed securities	124,423	—	(16,029)	108,394
Residential mortgage-backed securities	1,463,971	2	(220,717)	1,243,256
Corporate debt securities	273,118	33	(24,635)	248,516
Total debt securities available for sale	$ 2,772,453	$ 144	$ (311,204)	$ 2,461,393
	Amortized Cost	Unrecognized Gross Gains	Unrecognized Gross Losses	Fair Value
Debt securities held to maturity				
Commercial mortgage-backed securities	$ 474,820	$ —	$ (63,738)	$ 411,082
Residential mortgage-backed securities	443,492	—	(69,279)	374,213
Total debt securities held to maturity	$ 918,312	$ —	$ (133,017)	$ 785,295

	As of December 31, 2021			
	Amortized Cost	Unrealized Gross Gains	Unrealized Gross Losses	Fair Value
Debt securities available for sale				
U.S. Treasury securities	$ 166,768	$ 41	$ (1,047)	$ 165,762
Obligations of U.S. government corporations and agencies	37,579	891	—	38,470
Obligations of states and political subdivisions	300,602	7,760	(1,493)	306,869
Asset-backed securities	492,055	295	(164)	492,186
Commercial mortgage-backed securities	625,339	3,425	(13,766)	614,998
Residential mortgage-backed securities	2,095,104	8,889	(34,680)	2,069,313
Corporate debt securities	296,076	1,081	(3,504)	293,653
Total debt securities available for sale	$ 4,013,523	$ 22,382	$ (54,654)	$ 3,981,251

Amortized cost and fair value of debt securities, by contractual maturity or pre-refunded date, are shown below. Mortgages underlying mortgage-backed securities and asset-backed securities may be called or prepaid; therefore, actual maturities could differ from the contractual maturities. All mortgage-backed securities were issued by U.S. government corporations and agencies *(dollars in thousands)*:

	As of December 31, 2022	
	Amortized Cost	Fair Value
Debt securities available for sale		
Due in one year or less	$ 135,698	$ 133,967
Due after one year through five years	395,914	368,754
Due after five years through ten years	364,065	330,280
Due after ten years	1,876,776	1,628,392
Debt securities available for sale	$ 2,772,453	$ 2,461,393
Debt securities held to maturity		
Due after one year through five years	$ 44,392	$ 41,483
Due after five years through ten years	64,593	57,955
Due after ten years	809,327	685,857
Debt securities held to maturity	$ 918,312	$ 785,295

Realized gains and losses related to sales and calls of debt securities available for sale are summarized as follows *(dollars in thousands)*:

	Years Ended December 31,		
	2022	2021	2020
Realized gains and losses on debt securities			
Gross gains on debt securities	$ 115	$ 543	$ 1,732
Gross (losses) on debt securities	(89)	(514)	(8)
Realized net gains (losses) on debt securities[1]	$ 26	$ 29	$ 1,724

---

1. Net gains (losses) on sales of securities reported on the Consolidated Statements of Income include the sale of equity securities, excluded in this table.

Debt securities with carrying amounts of $746.7 million on December 31, 2022, and $708.9 million on December 31, 2021, were pledged as collateral for public deposits, securities sold under agreements to repurchase, and for other purposes as required.

FIRST BUSEY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following information pertains to debt securities with gross unrealized and unrecognized losses, aggregated by investment category and the length of time that individual securities have been in a continuous loss position *(dollars in thousands)*:

	As of December 31, 2022					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt securities available for sale						
U.S. Treasury securities[1]	$ 74	$ —	$ 113,987	$ (3,744)	$ 114,061	$ (3,744)
Obligations of U.S. government corporations and agencies	19,603	(321)	—	—	19,603	(321)
Obligations of states and political subdivisions	166,147	(10,059)	75,217	(16,016)	241,364	(26,075)
Asset-backed securities	390,164	(15,648)	79,711	(4,035)	469,875	(19,683)
Commercial mortgage-backed securities	89,428	(12,623)	18,966	(3,406)	108,394	(16,029)
Residential mortgage-backed securities	366,221	(38,111)	876,668	(182,606)	1,242,889	(220,717)
Corporate debt securities	39,037	(5,079)	204,310	(19,556)	243,347	(24,635)
Debt securities available for sale with gross unrealized losses	$ 1,070,674	$ (81,841)	$ 1,368,859	$ (229,363)	$ 2,439,533	$ (311,204)

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
Debt securities held to maturity						
Commercial mortgage-backed securities	$ 58,065	$ (8,009)	$ 353,017	$ (55,729)	$ 411,082	$ (63,738)
Residential mortgage-backed securities	—	—	374,213	(69,279)	374,213	(69,279)
Debt securities held to maturity with gross unrecognized losses	$ 58,065	$ (8,009)	$ 727,230	$ (125,008)	$ 785,295	$ (133,017)

---

1. Unrealized losses for U.S. Treasury securities that have been in a continuous loss position for less than 12 months were insignificant, rounding to zero thousand.

| | As of December 31, 2021 | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt securities available for sale						
U.S. Treasury securities	$ 163,653	$ (1,047)	$ —	$ —	$ 163,653	$ (1,047)
Obligations of states and political subdivisions	92,680	(1,493)	—	—	92,680	(1,493)
Asset-backed securities	89,983	(164)	—	—	89,983	(164)
Commercial mortgage-backed securities	389,078	(10,186)	85,905	(3,580)	474,983	(13,766)
Residential mortgage-backed securities	1,700,187	(33,453)	20,538	(1,227)	1,720,725	(34,680)
Corporate debt securities	241,153	(3,504)	—	—	241,153	(3,504)
Debt securities available for sale with gross unrealized losses	$ 2,676,734	$ (49,847)	$ 106,443	$ (4,807)	$ 2,783,177	$ (54,654)

Additional information about debt securities in an unrealized or unrecognized loss position is presented in the tables below *(dollars in thousands)*:

| | As of December 31, 2022 | | |
	Available for Sale	Held to Maturity	Total
Debt securities with gross unrealized or unrecognized losses, fair value	$ 2,439,533	$ 785,295	$ 3,224,828
Gross unrealized or unrecognized losses on debt securities	311,204	133,017	444,221
Ratio of gross unrealized or unrecognized losses to debt securities with gross unrealized or unrecognized losses	12.8 %	16.9 %	13.8 %
Count of debt securities	1,091	55	1,146
Count of debt securities in an unrealized or unrecognized loss position	1,032	55	1,087

| | As of December 31, 2021 | | |
	Available for Sale	Held to Maturity	Total
Debt securities with gross unrealized losses, fair value	$ 2,783,177	$ —	$ 2,783,177
Gross unrealized losses on debt securities	54,654	—	54,654
Ratio of gross unrealized losses to debt securities with gross unrealized losses	2.0 %	— %	2.0 %
Count of debt securities	1,252	—	1,252
Count of debt securities in an unrealized loss position	373	—	373

Unrealized and unrecognized losses were related to changes in market interest rates and market conditions that do not represent credit-related impairments. The Company does not intend to sell securities that are in an unrealized or unrecognized loss position, and it is more likely than not that the Company will recover the amortized cost prior to being required to sell the debt securities. Full collection of the amounts due according to the contractual terms of the debt securities is expected; therefore, no ACL was recorded in relation to debt securities, and the impairment related to noncredit factors is recognized in AOCI, net of applicable taxes. As of December 31, 2022, the Company did not hold general obligation bonds of any single issuer, the aggregate of which exceeded 10% of the Company's stockholders' equity.

NOTE 4. PORTFOLIO LOANS

Loan Categories

The Company's lending can be summarized into five primary categories: commercial loans, commercial real estate loans, real estate construction loans, retail real estate loans, and retail other loans. Distributions of the loan portfolio by loan category were as follows *(dollars in thousands)*:

	As of December 31,	
	2022	**2021**
Portfolio loans		
Commercial	$ 1,974,154	$ 1,943,886
Commercial real estate	3,261,873	3,119,807
Real estate construction	530,469	385,996
Retail real estate	1,657,082	1,512,976
Retail other	302,124	226,333
Total portfolio loans	7,725,702	7,188,998
ACL	(91,608)	(87,887)
Portfolio loans, net	$ 7,634,094	$ 7,101,111

Net deferred loan origination costs included in the balances above were $14.0 million as of December 31, 2022, compared to $9.0 million as of December 31, 2021. Net accretable purchase accounting adjustments included in the balances above reduced loans by $5.9 million as of December 31, 2022, and by $8.8 million as of December 31, 2021. Commercial balances include loans originated under the PPP with an amortized cost of $0.8 million as of December 31, 2022, compared to $75.0 million as of December 31, 2021.

The Company did not purchase any retail real estate loans during the year ended December 31, 2022, compared to $32.2 million of retail real estate loan purchases during the year ended December 31, 2021.

Pledged Loans

The Company pledged loans as collateral to the FHLB and Federal Reserve Bank for liquidity as set forth in the table below *(dollars in thousands)*:

	As of December 31,	
	2022	**2021**
Pledged loans		
FHLB	$ 5,095,448	$ 4,656,331
Federal Reserve Bank	804,718	808,254
Total pledged loans	$ 5,900,166	$ 5,464,585

Risk Grading

The Company utilizes a loan grading scale to assign a risk grade to all of its loans. A description of the general characteristics of each grade is as follows:

- *Pass* – This category includes loans that are all considered acceptable credits, ranging from investment or near investment grade, to loans made to borrowers who exhibit credit fundamentals that meet or exceed industry standards.

- *Watch* – This category includes loans that warrant a higher-than-average level of monitoring to ensure that weaknesses do not cause the inability of the credit to perform as expected. These loans are not necessarily a problem due to other inherent strengths of the credit, such as guarantor strength, but have above average concern and monitoring.

- *Special mention* – This category is for "Other Assets Specially Mentioned" loans that have potential weaknesses, which may, if not checked or corrected, weaken the asset, or inadequately protect the Company's credit position at some future date.

- *Substandard* – This category includes "Substandard" loans, determined in accordance with regulatory guidelines, for which the accrual of interest has not been stopped. Assets so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

- *Substandard non-accrual* – This category includes loans that have all the characteristics of a "Substandard" loan with additional factors that make collection in full highly questionable and improbable. Such loans are placed on non-accrual status and may be dependent on collateral with a value that is difficult to determine.

All loans are graded at their inception. Commercial lending relationships that are $1.0 million or less are usually processed through an expedited underwriting process. Most commercial loans greater than $1.0 million are included in a portfolio review at least annually. Commercial loans greater than $0.35 million that have a grading of special mention or worse are typically reviewed on a quarterly basis. Interim reviews may take place if circumstances of the borrower warrant a more frequent review.

The following table is a summary of risk grades segregated by category of portfolio loans *(dollars in thousands)*:

| | As of December 31, 2022 | | | | | |
	Pass	Watch	Special Mention	Substandard	Substandard Non-accrual	Total
Portfolio loans						
Commercial	$ 1,668,495	$ 201,758	$ 46,540	$ 51,187	$ 6,174	$ 1,974,154
Commercial real estate	2,851,709	326,455	43,526	34,539	5,644	3,261,873
Real estate construction	502,904	25,164	1	2,400	—	530,469
Retail real estate	1,639,599	10,520	1,338	2,529	3,096	1,657,082
Retail other	301,971	—	—	—	153	302,124
Total portfolio loans	$ 6,964,678	$ 563,897	$ 91,405	$ 90,655	$ 15,067	$ 7,725,702

| | As of December 31, 2021 | | | | | |
	Pass	Watch	Special Mention	Substandard	Substandard Non-accrual	Total
Portfolio loans						
Commercial	$ 1,747,756	$ 93,582	$ 69,427	$ 26,117	$ 7,004	$ 1,943,886
Commercial real estate	2,682,441	343,304	49,695	38,394	5,973	3,119,807
Real estate construction	369,797	13,793	6	2,400	—	385,996
Retail real estate	1,491,845	12,374	1,992	3,867	2,898	1,512,976
Retail other	226,262	—	—	—	71	226,333
Total portfolio loans	$ 6,518,101	$ 463,053	$ 121,120	$ 70,778	$ 15,946	$ 7,188,998

Risk grades of portfolio loans, further sorted by origination year, are as follows *(dollars in thousands)*:

Risk Grade Ratings	As of December 31, 2022							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Total
	2022	2021	2020	2019	2018	Prior		
Commercial								
Pass	$ 479,893	$ 266,122	$ 136,445	$ 52,046	$ 50,764	$ 135,000	$ 548,225	$ 1,668,495
Watch	54,195	49,382	3,288	7,201	1,258	2,160	84,274	201,758
Special Mention	1,958	937	1,642	974	1,000	17,024	23,005	46,540
Substandard	8,926	1,165	570	6,671	2,382	5,191	26,282	51,187
Substandard non-accrual	21	3,292	226	135	—	100	2,400	6,174
Total commercial	544,993	320,898	142,171	67,027	55,404	159,475	684,186	1,974,154
Commercial real estate								
Pass	883,688	819,133	478,452	297,525	161,409	198,419	13,083	2,851,709
Watch	77,346	56,113	64,282	96,664	21,592	5,758	4,700	326,455
Special Mention	11,943	5,389	12,386	1,420	6,917	5,471	—	43,526
Substandard	5,340	13,528	3,454	1,907	10,248	62	—	34,539
Substandard non-accrual	—	3,959	33	—	1,647	5	—	5,644
Total commercial real estate	978,317	898,122	558,607	397,516	201,813	209,715	17,783	3,261,873
Real estate construction								
Pass	219,112	191,724	68,015	1,490	1,901	1,751	18,911	502,904
Watch	8,530	12,019	3,169	48	—	1,398	—	25,164
Special Mention	—	—	—	1	—	—	—	1
Substandard	2,400	—	—	—	—	—	—	2,400
Total real estate construction	230,042	203,743	71,184	1,539	1,901	3,149	18,911	530,469
Retail real estate								
Pass	396,547	456,158	175,148	77,569	56,887	267,387	209,903	1,639,599
Watch	2,928	2,991	1,846	1,444	1,063	27	221	10,520
Special Mention	945	—	—	—	—	393	—	1,338
Substandard	77	732	198	81	141	1,293	7	2,529
Substandard non-accrual	10	191	107	32	390	1,708	658	3,096
Total retail real estate	400,507	460,072	177,299	79,126	58,481	270,808	210,789	1,657,082
Retail other								
Pass	134,567	43,512	13,141	13,086	5,646	991	91,028	301,971
Substandard non-accrual	14	134	3	—	—	2	—	153
Total retail other	134,581	43,646	13,144	13,086	5,646	993	91,028	302,124
Total portfolio loans	$ 2,288,440	$ 1,926,481	$ 962,405	$ 558,294	$ 323,245	$ 644,140	$ 1,022,697	$ 7,725,702

As of December 31, 2021

Risk Grade Ratings	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Total
	2021	2020	2019	2018	2017	Prior		
Commercial								
Pass	$ 512,729	$ 228,811	$ 107,877	$ 84,873	$ 74,351	$ 122,418	$ 616,697	$ 1,747,756
Watch	13,847	5,913	14,274	5,060	1,361	2,866	50,261	93,582
Special Mention	7,062	898	5,961	4,025	6,790	11,845	32,846	69,427
Substandard	3,595	3,362	3,136	1,855	1,125	5,459	7,585	26,117
Substandard non-accrual	4,126	364	142	—	320	52	2,000	7,004
Total commercial	541,359	239,348	131,390	95,813	83,947	142,640	709,389	1,943,886
Commercial real estate								
Pass	969,548	637,550	425,850	235,928	200,373	198,002	15,190	2,682,441
Watch	51,560	38,820	123,324	48,088	46,761	32,608	2,143	343,304
Special Mention	9,542	7,060	6,585	10,098	6,357	9,870	183	49,695
Substandard	21,002	3,781	1,218	11,451	521	421	—	38,394
Substandard non-accrual	112	181	359	1,893	3,407	21	—	5,973
Total commercial real estate	1,051,764	687,392	557,336	307,458	257,419	240,922	17,516	3,119,807
Real estate construction								
Pass	202,082	123,491	31,927	3,155	738	1,223	7,181	369,797
Watch	7,886	4,159	54	—	1,574	120	—	13,793
Special Mention	—	—	6	—	—	—	—	6
Substandard	—	2,400	—	—	—	—	—	2,400
Total real estate construction	209,968	130,050	31,987	3,155	2,312	1,343	7,181	385,996
Retail real estate								
Pass	523,541	215,068	96,617	79,158	82,478	281,737	213,246	1,491,845
Watch	4,100	2,460	1,780	1,312	343	150	2,229	12,374
Special Mention	1,965	27	—	—	—	—	—	1,992
Substandard	1,369	232	12	71	165	1,687	331	3,867
Substandard non-accrual	235	63	—	16	227	1,705	652	2,898
Total retail real estate	531,210	217,850	98,409	80,557	83,213	285,279	216,458	1,512,976
Retail other								
Pass	59,366	22,305	26,126	16,189	7,180	1,326	93,770	226,262
Substandard non-accrual	34	10	—	14	13	—	—	71
Total retail other	59,400	22,315	26,126	16,203	7,193	1,326	93,770	226,333
Total portfolio loans	$ 2,393,701	$ 1,296,955	$ 845,248	$ 503,186	$ 434,084	$ 671,510	$ 1,044,314	$ 7,188,998

Past Due and Non-Accrual Loans

An analysis of the amortized cost basis of portfolio loans that are past due and still accruing, or on non-accrual status, is as follows *(dollars in thousands)*:

	As of December 31, 2022			
	Loans past due, still accruing			Non-accrual
	30-59 Days	60-89 Days	90+Days	Loans
Past due and non-accrual loans				
Commercial	$ 2	$ —	$ —	$ 6,174
Commercial real estate	124	—	—	5,644
Retail real estate	4,709	1,239	673	3,096
Retail other	414	60	—	153
Total past due and non-accrual loans	$ 5,249	$ 1,299	$ 673	$ 15,067

	As of December 31, 2021			
	Loans past due, still accruing			Non-accrual
	30-59 Days	60-89 Days	90+Days	Loans
Past due and non-accrual loans				
Commercial	$ 363	$ 10	$ 213	$ 7,004
Commercial real estate	151	441	—	5,973
Real estate construction	56	—	—	—
Retail real estate	3,312	1,830	693	2,898
Retail other	82	16	—	71
Total past due and non-accrual loans	$ 3,964	$ 2,297	$ 906	$ 15,946

Gross interest income recorded on 90+ days past due loans, and that would have been recorded on non-accrual loans if they had been accruing interest in accordance with their original terms, was $1.2 million, $1.6 million, and $1.8 million for the years ended December 31, 2022, 2021, and 2020, respectively. Interest collected on those loans and recognized on a cash basis that was included in interest income was $0.4 million for each of the years ended December 31, 2022, and 2021, and was insignificant for the year ended December 31, 2020.

Troubled Debt Restructurings

TDR loan balances are summarized as follows *(dollars in thousands)*:

	As of December 31,	
	2022	2021
TDRs		
In compliance with modified terms	$ 3,032	$ 1,801
Non-performing TDRs	537	551
Total TDRs	$ 3,569	$ 2,352

Loans that were designated as TDRs during the years ended as of the dates indicated are summarized as follows *(dollars in thousands)*:

	Number of Contracts	Rate Modification[2]		Payment Modification[2]	
			Newly Designated TDRs		
		Recorded Investment[1]			
December 31, 2022					
Commercial	3	$	136	$	996
Retail real estate	1		—		517
Total	4	$	136	$	1,513
December 31, 2021					
Commercial	1	$	364	$	—
December 31, 2020					
Commercial	3	$	130	$	—
Commercial real estate	1		651		—
Real estate construction	4		—		986
Total	8	$	781	$	986

_____

1. Recorded investment for newly designated TDR's that were still outstanding as of the dates indicated.
2. TDRs may include multiple concessions; those that include an interest rate concession and payment concession are shown in the rate modification column.

There were no TDRs entered into during the 12 months ended December 31, 2022, 2021, or 2020, that had subsequent defaults. A default occurs when a loan is 90 days or more past due or transferred to non-accrual.

Gross interest income that would have been recorded during the years ended December 31, 2022, 2021, and 2020, if TDRs had performed in accordance with their original terms compared with their modified terms, was insignificant.

Collateral Dependent Loans

Management's evaluation as to the ultimate collectability of loans includes estimates regarding future cash flows from operations and the value of property, real and personal, pledged as collateral. These estimates are affected by changing economic conditions and the economic prospects of borrowers. Collateral dependent loans are loans in which repayment is expected to be provided solely by the underlying collateral and there are no other available and reliable sources of repayment. Loans are written down to the lower of cost or fair value of underlying collateral, less estimated costs to sell. The Company had $14.0 million and $7.9 million of collateral dependent loans secured by real estate or business assets as of December 31, 2022, and December 31, 2021, respectively.

Loans Modified Under the CARES Act or Interagency Statement

The CARES Act provided financial institutions the option to temporarily suspend certain requirements under GAAP related to TDRs for a limited period of time to account for the effects of COVID-19. Federal regulatory agencies, in consultation with FASB, also issued an Interagency Statement to encourage financial institutions to work with borrowers affected by COVID-19 and to update guidance to allow banks to modify loans of customers stressed by COVID-19 without having to classify the loan as a TDR. The Company's TDR loan totals do not include the following modified loans with payment deferrals that fall under the CARES Act or Interagency Statement that suspended requirements under GAAP related to TDR classification *(dollars in thousands)*:

	As of December 31, 2022		As of December 31, 2021	
	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment
COVID-19 loan modifications				
Commercial loans: Interest-only deferrals	8	$ 20,556	32	$ 128,730
Retail loans: Mortgage and personal loan deferrals	1	99	2	137
Total COVID-19 loans modifications	9	$ 20,655	34	$ 128,867

Loans Evaluated Individually

The Company evaluates loans with disparate risk characteristics on an individual basis. The following tables provide details of loans evaluated individually, segregated by category. The unpaid principal balance represents the customer outstanding contractual principal balance excluding any partial charge-offs. Recorded investment represents the amortized cost of customer balances net of any partial charge-offs recognized on the loan. Average recorded investment is calculated using the most recent four quarters *(dollars in thousands)*:

	As of December 31, 2022						
	Unpaid Principal Balance	Recorded Investment			Related Allowance	Average Recorded Investment	
		With No Allowance	With Allowance	Total			
Loans evaluated individually							
Commercial	$ 9,589	$ 656	$ 5,918	$ 6,574	$ 2,476	$ 6,761	
Commercial real estate	8,039	2,334	3,903	6,237	2,000	5,219	
Real estate construction	247	247	—	247	—	260	
Retail real estate	2,733	2,564	25	2,589	25	2,311	
Total loans evaluated individually	$ 20,608	$ 5,801	$ 9,846	$ 15,647	$ 4,501	$ 14,551	

	As of December 31, 2021						
	Unpaid Principal Balance	Recorded Investment			Related Allowance	Average Recorded Investment	
		With No Allowance	With Allowance	Total			
Loans evaluated individually							
Commercial	$ 10,247	$ 498	$ 6,490	$ 6,988	$ 3,564	$ 8,791	
Commercial real estate	6,456	5,750	—	5,750	—	6,390	
Real estate construction	272	272	—	272	—	282	
Retail real estate	2,514	2,345	25	2,370	25	4,093	
Total loans evaluated individually	$ 19,489	$ 8,865	$ 6,515	$ 15,380	$ 3,589	$ 19,556	

Allowance for Credit Losses

Management estimates the ACL balance using relevant available information from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. The cumulative loss rate used as the basis for the estimate of credit losses is comprised of the Company's historical loss experience beginning in 2010. Due to the continued economic uncertainty in the markets in which the Company operates, in particular the levels of delinquencies, the Company will continue to utilize a forecast period of 12 months with an immediate reversion to historical loss rates beyond this forecast period in its ACL estimate. PPP loans were excluded from the ACL calculation as they are 100% government guaranteed.

The following tables summarize activity in the ACL attributable to each loan category. Allocation of a portion of the ACL to one category does not preclude its availability to absorb losses in other categories *(dollars in thousands)*:

	Commercial	Commercial Real Estate	Real Estate Construction	Retail Real Estate	Retail Other	Total
ACL Balance, December 31, 2019	$ 18,291	$ 21,190	$ 3,204	$ 10,495	$ 568	$ 53,748
Adoption of ASC 326-30	715	9,306	2,954	3,292	566	16,833
Provision for credit losses	10,832	17,511	1,452	9,050	(48)	38,797
Charged-off	(6,376)	(1,972)	(18)	(2,057)	(665)	(11,088)
Recoveries	404	195	601	1,212	346	2,758
ACL balance, December 31, 2020	23,866	46,230	8,193	21,992	767	101,048
Day 1 PCD[1]	3,546	336	—	129	167	4,178
Provision for credit losses	(2,160)	(7,651)	(3,180)	(4,456)	2,346	(15,101)
Charged-off	(2,026)	(925)	(209)	(1,145)	(478)	(4,783)
Recoveries	629	259	298	1,069	290	2,545
ACL balance, December 31, 2021	23,855	38,249	5,102	17,589	3,092	87,887
Provision for credit losses	497	892	1,142	219	1,873	4,623
Charged-off	(1,069)	(1,375)	(23)	(251)	(461)	(3,179)
Recoveries	577	533	236	636	295	2,277
ACL balance, December 31, 2022	$ 23,860	$ 38,299	$ 6,457	$ 18,193	$ 4,799	$ 91,608

_____

1.　The Day 1 PCD is attributable to the CAC acquisition.

The following tables present the ACL and amortized cost of portfolio loans by category *(dollars in thousands)*:

	As of December 31, 2022					
	Portfolio Loans			ACL Attributed to Portfolio Loans		
	Collectively Evaluated for Impairment	Individually Evaluated for Impairment	Total	Collectively Evaluated for Impairment	Individually Evaluated for Impairment	Total
Portfolio loan category						
Commercial	$ 1,967,580	$ 6,574	$ 1,974,154	$ 21,384	$ 2,476	$ 23,860
Commercial real estate	3,255,636	6,237	3,261,873	36,299	2,000	38,299
Real estate construction	530,222	247	530,469	6,457	—	6,457
Retail real estate	1,654,493	2,589	1,657,082	18,168	25	18,193
Retail other	302,124	—	302,124	4,799	—	4,799
Portfolio loans and related ACL	$ 7,710,055	$ 15,647	$ 7,725,702	$ 87,107	$ 4,501	$ 91,608

| | As of December 31, 2021 | | | | | |
| | Portfolio Loans | | | ACL Attributed to Portfolio Loans | | |
	Collectively Evaluated for Impairment	Individually Evaluated for Impairment	Total	Collectively Evaluated for Impairment	Individually Evaluated for Impairment	Total
Portfolio loan category						
Commercial	$ 1,936,898	$ 6,988	$ 1,943,886	$ 20,291	$ 3,564	$ 23,855
Commercial real estate	3,114,057	5,750	3,119,807	38,249	—	38,249
Real estate construction	385,724	272	385,996	5,102	—	5,102
Retail real estate	1,510,606	2,370	1,512,976	17,564	25	17,589
Retail other	226,333	—	226,333	3,092	—	3,092
Portfolio loans and related ACL	$ 7,173,618	$ 15,380	$ 7,188,998	$ 84,298	$ 3,589	$ 87,887

NOTE 5. OTHER REAL ESTATE OWNED AND OTHER REPOSSESSED ASSETS

OREO and other repossessed assets represent properties and other assets acquired through foreclosure or other proceedings in settlement of loans and is included in other assets in the accompanying Consolidated Balance Sheets. The following table summarizes the composition of the Company's OREO and other repossessed asset balances as of the periods presented *(dollars in thousands)*:

| | As of December 31, | |
	2022	2021
OREO		
Commercial	$ —	$ 2,839
Residential	70	235
Total OREO	70	3,074
Other repossessed assets	780	1,342
OREO and other repossessed assets	$ 850	$ 4,416

The following table summarizes activity related to OREO and other repossessed assets *(dollars in thousands)*:

| | Years Ended December 31, | | |
	2022	2021	2020
Changes in OREO and other repossessed assets			
OREO and other repossessed assets beginning balance	$ 4,416	$ 4,571	$ 3,057
Additions, transfers from loans	175	1,610	2,867
Sales	(2,565)	(1,721)	(1,282)
Cash payments collected	(565)	(43)	(3)
Impairment of OREO and other repossessed assets	(611)	(1)	(68)
OREO and other repossessed assets ending balance	$ 850	$ 4,416	$ 4,571

The Company had residential real estate in the process of foreclosure totaling $1.1 million as of December 31, 2022, and $0.2 million as of December 31, 2021. The Company has elected to follow Federal Housing Finance Agency guidelines on single-family foreclosures and real estate owned evictions on portfolio loans.

Activity related to OREO and other repossessed assets included the following *(dollars in thousands)*:

	Years Ended December 31,		
	2022	**2021**	**2020**
Activity for OREO and other repossessed assets			
Net loss (gain) on sales	$ 665	$ 173	$ (90)
Operating expenses, net of income	248	468	538
Activity for OREO and other repossessed assets	$ 913	$ 641	$ 448

NOTE 6. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows *(dollars in thousands)*:

	As of December 31,	
	2022	**2021**
Premises and equipment		
Land and improvements	$ 44,193	$ 45,595
Buildings and improvements	128,669	132,011
Furniture and equipment	52,991	54,473
Premises and equipment, gross	225,853	232,079
Accumulated depreciation	99,329	95,932
Premises and equipment, net	$ 126,524	$ 136,147

Depreciation expense was $10.5 million, $11.6 million, and $12.3 million for the years ended December 31, 2022, 2021, and 2020, respectively.

NOTE 7. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The Company's goodwill is associated with its three operating segments, Banking, FirsTech, and Wealth Management. Goodwill is tested annually for impairment, and as part of this analysis, the reporting unit's carrying value is compared to its estimated fair value. Based on the impairment testing performed at December 31, 2022, there were no indicators of potential impairment based on the estimated fair value of those operating segments.

The Company did not record any new goodwill during the year ended December 31, 2022. During 2021, in connection with the acquisition of CAC, the Company recorded goodwill totaling $6.3 million and other intangible assets totaling $8.8 million in the Banking operating segment, as well as other intangible assets totaling $8.5 million in the Wealth Management segment.

The carrying amount of goodwill by operating segment is as follows *(dollars in thousands)*:

	As of December 31,	
	2022	**2021**
Goodwill		
Banking	$ 294,773	$ 294,773
FirsTech	8,992	8,992
Wealth Management	14,108	14,108
Total goodwill	$ 317,873	$ 317,873

Indefinite-lived intangible assets, such as goodwill, are not amortized. Goodwill is the Company's only indefinite-lived intangible asset.

Intangible Assets

Core deposit and customer relationship intangible assets are amortized over the estimated period during which the Company expects to benefit from the assets. Intangible asset disclosures are as follows *(dollars in thousands)*:

	As of December 31,						
	2022				**2021**		
	Core deposit intangible	**Customer relationship intangible**	**Total**		**Core deposit intangible**	**Customer relationship intangible**	**Total**
Intangible Assets							
Intangible assets, gross	$ 99,065	$ 33,138	$ 132,203		$ 99,065	$ 33,138	$ 132,203
Accumulated amortization	63,476	22,304	85,780		55,161	18,991	74,152
Intangible assets, net	$ 35,589	$ 10,834	$ 46,423		$ 43,904	$ 14,147	$ 58,051

Amortization expense related to intangible assets, as reflected in the Company's Consolidated Statements of Income, is presented in the table below *(dollars in thousands)*:

	Years Ended December 31,		
	2022	**2021**	**2020**
Amortization Expense			
Core deposit intangible	$ 8,315	$ 8,253	$ 7,753
Customer relationship intangible	3,313	3,021	2,255
Amortization of intangible assets	$ 11,628	$ 11,274	$ 10,008

Future expense for the amortization of intangible assets, as estimated, is summarized in the table below *(dollars in thousands)*:

	As of December 31, 2022		
	Core deposit intangible	**Customer relationship intangible**	**Total**
Estimated amortization expense			
2023	$ 7,616	$ 2,816	$ 10,432
2024	6,902	2,318	9,220
2025	5,956	1,887	7,843
2026	5,227	1,479	6,706
2027	4,490	1,091	5,581
Thereafter	5,398	1,243	6,641
Total estimated amortization expense	$ 35,589	$ 10,834	$ 46,423

NOTE 8. DEPOSITS

The composition of deposits is as follows *(dollars in thousands)*:

	As of December 31,	
	2022	**2021**
Deposits		
Noninterest-bearing demand deposits	$ 3,393,666	$ 3,670,267
Interest-bearing transaction deposits	2,857,818	2,720,417
Saving deposits and money market deposits	2,964,421	3,442,244
Time deposits	855,375	935,649
Total deposits	$ 10,071,280	$ 10,768,577

Additional information about our deposits is as follows *(dollars in thousands)*:

	As of December 31,	
	2022	**2021**
Brokered savings deposits and money market deposits	$ 1,303	$ 2,248
Brokered time deposits	275	266
Total time deposits with a minimum denomination of $100,000	416,445	454,649
Total time deposits with a minimum denomination that meets or exceeds the FDIC insurance limit of $250,000	120,377	137,449

Scheduled maturities of time deposits are as follows *(dollars in thousands)*:

	As of December 31, 2022
Time deposits by schedule of maturities	
2023	$ 560,147
2024	229,263
2025	34,307
2026	16,637
2027	14,301
Thereafter	720
Time deposits	$ 855,375

NOTE 9. BORROWINGS

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, mature daily. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The underlying securities are held by the Company's safekeeping agent. The Company may be required to provide additional collateral based on fluctuations in the fair value of the underlying securities. Securities sold under agreements to repurchase were as follows *(dollars in thousands)*:

	As of December 31,	
	2022	**2021**
Securities sold under agreements to repurchase	$ 229,806	$ 270,139
Weighted average rate for securities sold under agreements to repurchase	1.91 %	0.08 %

Term Loan

On May 28, 2021, the Company entered into a Second Amended and Restated Credit Agreement, pursuant to which the Company has access to (i) a $40.0 million revolving line of credit with an initial termination date of April 30, 2022, and (ii) a $60.0 million term loan with a maturity date of May 31, 2026. The loans had an annual interest rate of 1.75% plus the one-month LIBOR rate. On April 30, 2022, the agreement was amended, effecting an extension of the termination date for the revolving line of credit to April 30, 2023, and providing for the transition from a LIBOR-indexed interest rate to a SOFR-indexed interest rate. Under the terms of the amendment, the loans now have an annual interest rate of 1.80% plus the one-month forward-looking term rate based on SOFR.

Proceeds of the term loan were used to fund a part of the cash portion of the merger consideration related to the acquisition of CAC in the second quarter of 2021, and for general corporate purposes. As of December 31, 2022, there was no balance outstanding on the revolving credit facility and a total of $42.0 million outstanding on the term loan, of which $12.0 million was short-term and $30.0 million was long-term. The revolving credit facility incurs a non-usage fee based on any undrawn amounts. Quarterly payments on the term loan reduce the outstanding principal balance by $3.0 million each quarter.

Short-Term Borrowings

Short-term borrowings are summarized as follows *(dollars in thousands)*:

| | As of December 31, | |
	2022	2021
Short-term borrowings		
FHLB advances maturing in less than one year from date of origination, and the current portion of long-term FHLB advances due within 12 months	$ 339,054	$ 5,678
Term Loan, current portion due within 12 months	12,000	12,000
Total short-term debt	$ 351,054	$ 17,678

Funds borrowed from the FHLB, listed above, consisted of four notes with a weighted average interest rate of 4.28% as of December 31, 2022, and two notes with a weighted average interest rate of 0.36% as of December 31, 2021.

Federal funds purchased are short-term borrowings that generally mature between one and 90 days. The Company had no federal funds purchased as of December 31, 2022, or December 31, 2021.

Long-Term Debt

First Busey's long-term debt consists of loans maturing more than one year from the loan origination date, excluding the current portion that is due within 12 months. Long-term debt is summarized as follows *(dollars in thousands)*:

| | As of December 31, | |
	2022	2021
Long-term debt		
Notes payable, FHLB, original maturity of 5 years, collateralized by FHLB deposits, residential and commercial real estate loans and FHLB stock	$ —	$ 4,056
Term Loan	30,000	42,000
Total long-term debt	$ 30,000	$ 46,056

As of December 31, 2021, funds borrowed from the FHLB, listed above, consisted of one variable-rate note maturing in May 2023, with an interest rate of 3.04%. During the second quarter of 2022, this note became due within 12 months and the balance is now fully reflected in short-term borrowings.

Senior and Subordinated Notes

On May 25, 2017, the Company issued $40.0 million of 3.75% senior notes that matured and were redeemed on May 25, 2022. Additionally, on May 25, 2017, the Company issued $60.0 million of fixed-to-floating rate subordinated notes that were scheduled to mature on May 25, 2027, with an optional redemption in whole or in part on any interest payment date on or after May 25, 2022. The Company redeemed all outstanding $60.0 million fixed-to-floating rate subordinated notes during the third quarter of 2022. At the time of redemption, the redeemed subordinated notes carried interest at a floating rate of 3-month LIBOR plus 2.919%.

On June 1, 2020, the Company issued $125.0 million of fixed-to-floating rate subordinated notes that mature on June 1, 2030. The subordinated notes, which qualify as Tier 2 capital for First Busey, bear interest at an annual rate of 5.25% for the first five years after issuance and thereafter bear interest at a floating rate equal to a three-month benchmark rate plus a spread of 5.11%, as calculated on each applicable determination date. The subordinated notes are payable semi-annually on each June 1 and December 1 during the five-year fixed-term, and thereafter on March 1, June 1, September 1, and December 1 of each year, commencing on September 1, 2025. The subordinated notes have an optional redemption in whole or in part on any interest payment date on or after June 1, 2025. The subordinated notes are unsecured obligations of the Company.

On June 2, 2022, the Company issued $100.0 million aggregate principal amount of 5.000% fixed-to-floating rate subordinated notes maturing June 15, 2032, which qualify as Tier 2 Capital for regulatory purposes. The price to the public for the subordinated notes was 100% of the principal amount of the subordinated notes. Interest on the subordinated notes will accrue at a rate equal to (i) 5.000% per annum from the original issue date to, but excluding, June 15, 2027, payable semiannually in arrears, and (ii) a floating rate per annum equal to a benchmark rate, which is expected to be the Three-Month Term SOFR (as defined in the subordinated notes), plus a spread of 252 basis points from and including, June 15, 2027, payable quarterly in arrears. The subordinated notes have an optional redemption in whole or in part on any interest payment date on or after June 15, 2027.

Unamortized debt issuance costs related to senior notes and subordinated notes are presented in the following table *(dollars in thousands)*:

| | As of December 31, | |
	2022	2021
Unamortized debt issuance costs		
Senior notes issued in 2017	$ —	$ 56
Subordinated notes issued in 2017	—	549
Subordinated notes issued in 2020	1,220	1,678
Subordinated notes issued in 2022	1,742	—
Total unamortized debt issuance costs	$ 2,962	$ 2,283

NOTE 10. JUNIOR SUBORDINATED DEBT OWED TO UNCONSOLIDATED TRUSTS

First Busey maintains statutory trusts for the sole purpose of issuing and servicing trust preferred securities and related trust common securities. Proceeds from such issuances were used by the trusts to purchase junior subordinated notes of the Company, which are the sole assets of each trust. Concurrent with the issuance of the trust preferred securities, the Company issued guarantees for the benefit of the holders of the trust preferred securities. The trust preferred securities are instruments that qualify, and are treated by the Company, as Tier 1 regulatory capital. The Company owns all of the common securities of each trust. The trust preferred securities issued by each trust rank equally with the common securities in right of payment, except that if an event of default under the indenture governing the notes has occurred and is continuing, the preferred securities will rank senior to the common securities in right of payment. In connection with the Pulaski acquisition in 2016, the Company acquired similar statutory trusts previously maintained by Pulaski and the fair value adjustment is being accreted over their weighted average remaining life, with a balance of $2.8 million remaining to be accreted. The Company had $71.8 million and $71.6 million of junior subordinated debt owed to unconsolidated trusts at December 31, 2022, and 2021, respectively, maturing in 2034 through 2036.

The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated notes at par value at the stated maturity date or upon redemption. Each trust's ability to pay amounts due on the trust preferred securities is solely dependent upon the Company making payment on the related junior subordinated notes. The Company's obligations under the junior subordinated notes and other relevant trust agreements, in aggregate, constitute a full and unconditional guarantee by the Company of each trust's obligations under the trust preferred securities issued by each trust. The Company has the right to defer payment of interest on the notes, in which case the distributions on the trust preferred securities will also be deferred, for up to five years, but not beyond the stated maturity date.

For regulatory capital purposes, current banking regulations allow for the inclusion in Tier 1 Capital qualifying trust preferred securities issued prior to May 19, 2010, by bank holding companies with less than $15.0 billion of assets, but do not allow for additional Tier 1 Capital to be raised through the future issuance of trust preferred securities. As of December 31, 2022, 100% of the trust preferred securities qualified as Tier 1 Capital; however, once the Company reaches $15.0 billion in assets, its trust preferred securities will no longer quality as Tier 1 Capital.

NOTE 11. REGULATORY CAPITAL

The Company and its subsidiary bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Capital amounts and classification also are subject to qualitative judgments by regulators about components, risk weightings, and other factors.

Banking regulations identify five capital categories for insured depository institutions: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. As of December 31, 2022, and December 31, 2021, all capital ratios of the Company and its subsidiary bank exceeded well capitalized levels under the applicable regulatory capital adequacy guidelines. Management believes that no events or changes have occurred subsequent to December 31, 2022, that would change this designation.

Current Expected Credit Loss Model

On August 26, 2020, the FDIC and other federal banking agencies adopted a final rule which provided banking organizations that adopted CECL during 2020 with the option to delay for two years the estimated impact of CECL on regulatory capital and to phase in the aggregate impact of the deferral on regulatory capital over a subsequent three-year period. Under this final rule, because the Company has elected to use the deferral option, the regulatory capital impact of our transition adjustments recorded on January 1, 2020, arising from the adoption of CECL was deferred for two years. In addition, 25 percent of the ongoing impact of CECL on our ACL, retained earnings, and average total consolidated assets from January 1, 2020, through the end of the two-year deferral period, each as reported for regulatory capital purposes, has been added to the deferred transition amounts ("adjusted transition amounts") and deferred for the two-year period. On January 1, 2022, at the conclusion of the two-year period, the adjusted transition amounts began to be phased-in for regulatory capital purposes at a rate of 25 percent per year, with the phased-in amounts included in regulatory capital at the beginning of each year.

Changes in Capital Relating to Subordinated Debt

On May 25, 2017, the Company issued $60.0 million of fixed-to-floating rate subordinated notes that were scheduled to mature on May 25, 2027. The full balance of the subordinated note qualified as Tier 2 Capital for First Busey for the first five years, with a phase out beginning in the second quarter of 2022. The subordinated notes had an optional redemption in whole or in part on any interest payment date on or after May 25, 2022, and the Company redeemed them in full during the third quarter of 2022.

On June 2, 2022, the Company issued $100.0 million aggregate principal amount of 5.000% fixed-to-floating rate subordinated notes that mature on June 15, 2032, which qualify as Tier 2 Capital for regulatory purposes.

Capital Amounts and Ratios

The following tables summarize regulatory capital requirements applicable to the Company and its subsidiary bank *(dollars in thousands)*:

| | As of December 31, 2022 | | | | | |
| | Actual | | Minimum Capital Requirement | | Minimum To Be Well Capitalized | |
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common Equity Tier 1 Capital to Risk Weighted Assets						
Consolidated	$ 1,081,686	11.96 %	$ 406,980	4.50 %	$ 587,861	6.50 %
Busey Bank	1,306,716	14.49 %	405,736	4.50 %	586,063	6.50 %
Tier 1 Capital to Risk Weighted Assets						
Consolidated	$ 1,155,686	12.78 %	$ 542,640	6.00 %	$ 723,521	8.00 %
Busey Bank	1,306,716	14.49 %	540,981	6.00 %	721,308	8.00 %
Total Capital to Risk Weighted Assets						
Consolidated	$ 1,457,994	16.12 %	$ 723,521	8.00 %	$ 904,401	10.00 %
Busey Bank	1,384,024	15.35 %	721,308	8.00 %	901,635	10.00 %
Leverage Ratio of Tier 1 Capital to Average Assets						
Consolidated	$ 1,155,686	9.45 %	$ 489,124	4.00 %	N/A	N/A
Busey Bank	1,306,716	10.72 %	487,541	4.00 %	$ 609,426	5.00 %

| | As of December 31, 2021 | | | | | |
| | Actual | | Minimum Capital Requirement | | Minimum To Be Well Capitalized | |
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common Equity Tier 1 Capital to Risk Weighted Assets						
Consolidated	$ 995,874	11.85 %	$ 378,334	4.50 %	$ 546,482	6.50 %
Busey Bank	1,241,303	14.81 %	377,096	4.50 %	544,695	6.50 %
Tier 1 Capital to Risk Weighted Assets						
Consolidated	$ 1,069,874	12.73 %	$ 504,445	6.00 %	$ 672,594	8.00 %
Busey Bank	1,241,303	14.81 %	502,795	6.00 %	670,394	8.00 %
Total Capital to Risk Weighted Assets						
Consolidated	$ 1,320,187	15.70 %	$ 672,594	8.00 %	$ 840,742	10.00 %
Busey Bank	1,306,616	15.59 %	670,394	8.00 %	837,992	10.00 %
Leverage Ratio of Tier 1 Capital to Average Assets						
Consolidated	$ 1,069,874	8.52 %	$ 502,336	4.00 %	N/A	N/A
Busey Bank	1,241,303	9.91 %	501,104	4.00 %	$ 626,379	5.00 %

Capital Conservation Buffer

In July 2013, U.S. federal banking authorities approved the Basel III Rule for strengthening international capital standards. The Basel III Rule introduced a capital conservation buffer, composed entirely of Common Equity Tier 1 Capital, which is added to the minimum risk-weighted asset ratios. The capital conservation buffer is not a minimum capital requirement; however, banking institutions with a ratio of Common Equity Tier 1 Capital to risk-weighted assets below the capital conservation buffer will face constraints on dividends, equity repurchases, and discretionary bonus payments based on the amount of the shortfall. In order to refrain from restrictions on dividends, equity repurchases, and discretionary bonus payments, banking institutions must maintain minimum ratios of (i) Common Equity Tier 1 to risk-weighted assets of at least 7.0%, (ii) Tier 1 capital to risk-weighted assets of at least 8.5%, and (iii) Total capital to risk-weighted assets of at least 10.5%.

Subsidiary Dividend Payments

The ability of the Company to pay cash dividends to its stockholders and to service its debt is dependent on the receipt of cash dividends from its subsidiaries. Under applicable regulatory requirements, an Illinois state-chartered bank, such as Busey Bank, may not pay dividends in excess of its net profits. Busey Bank paid dividends to the Company of $95.0 million, $60.0 million, and $122.0 million during the years ended December 31, 2022, 2021, and 2020, respectively.

NOTE 12. INCOME TAXES

The components of income taxes consist of *(dollars in thousands)*:

		Years Ended December 31,	
	2022	**2021**	**2020**
Income tax expense			
Current expense:			
Federal	$ 20,815	$ 20,261	$ 21,027
State	13,883	8,448	12,144
Deferred expense:			
Federal	(700)	3,644	(3,657)
State	(572)	1,021	(1,652)
Total income tax expense	$ 33,426	$ 33,374	$ 27,862

A reconciliation of federal and state income taxes at statutory rates to the income taxes included in the accompanying Consolidated Statements of Income is as follows:

		Years Ended December 31,	
	2022	**2021**	**2020**
Percent of pretax income			
Income tax at federal statutory rate	21.0 %	21.0 %	21.0 %
Effect of:			
Tax-exempt interest, net	(1.1)%	(1.1)%	(1.6)%
Stock incentive	0.1 %	— %	0.2 %
State income taxes, net	6.5 %	4.5 %	6.5 %
Income on bank owned life insurance	(0.5)%	(0.7)%	(0.9)%
Tax credit investments	(5.6)%	(3.6)%	(3.2)%
Other, net	0.3 %	1.2 %	(0.3)%
Effective income tax rate	20.7 %	21.3 %	21.7 %

Net deferred taxes, reported in other assets or other liabilities in the accompanying Consolidated Balance Sheets, include the following amounts of deferred tax assets and liabilities *(dollars in thousands)*:

| | As of December 31, | |
	2022	2021
Deferred taxes		
Deferred tax assets:		
ACL	$ 26,979	$ 25,884
Unrealized loss on cash flow hedge	8,365	273
Unrealized losses on securities available for sale	88,666	9,199
Unrealized losses on securities held to maturity	11,919	—
Stock-based compensation	5,504	4,204
Deferred compensation	53	55
Purchase accounting adjustments	656	1,213
Accrued vacation	411	398
Lease liabilities	3,564	2,893
Employee costs	3,298	2,847
Other	376	390
Total deferred tax assets	149,791	47,356
Deferred tax liabilities:		
Basis in premises and equipment	(1,541)	(1,347)
Affordable housing partnerships and other investments	(6,669)	(3,696)
Purchase accounting adjustments	(1,207)	(1,362)
Mortgage servicing assets	(2,132)	(2,853)
Basis in core deposit, customer intangible assets, and asset purchase goodwill	(6,956)	(9,485)
Deferred loan origination costs	(3,845)	(2,454)
Right of use assets	(3,518)	(2,877)
Unrealized gain on equity securities	(512)	(1,099)
Other	(586)	(560)
Total deferred tax liabilities	(26,966)	(25,733)
Net deferred tax asset	$ 122,825	$ 21,623

Management believes that it is more likely than not that the other deferred tax assets included in the accompanying Consolidated Balance Sheets will be fully realized. The Company has determined that no valuation allowance is required for any deferred tax assets as of December 31, 2022, or 2021.

NOTE 13. EMPLOYEE BENEFIT PLANS

First Busey Corporation Profit Sharing Plan and Trust ("the 401(k) Plan")

All associates who meet certain age requirements are eligible to participate in the 401(k) Plan. There is no waiting period for participation in the 401(k) Plan. The 401(k) Plan offers two contribution options: (i) the traditional option allows plan participants to elect pre-tax contributions, and (ii) the Roth option allows plan participants to elect after tax contributions. Plan participants may elect to make traditional and/or Roth 401(k) contributions, up to the annual deferral and catch-up limits established by the Internal Revenue Service.

First Busey supplements participant contributions by making Safe Harbor matching and discretionary profit sharing contributions.

Safe Harbor Match

First Busey makes Safe Harbor matching contributions equal to 100% of the first 3% of eligible contributions and 50% of the next 2% of eligible contributions. The rights of participants in Safe Harbor matching contributions vest immediately.

Profit Sharing

All associates who meet certain age and service requirements are eligible to participate in the Company's profit-sharing contributions. Discretionary profit-sharing contributions and related expenses, if any, are approved solely by the First Busey board of directors, and in no case may annual contributions be greater than the amounts deductible for federal income tax purposes for that year. The rights of participants in profit-sharing contributions vest ratably over a five-year period.

401(k) Plan Expenses

Expenses related to our employee benefit plans, reported in salaries, wages, and employee benefits in the accompanying Consolidated Statements of Income, are summarized in the table below *(dollars in thousands)*:

	Years Ended December 31,		
	2022	2021	2020
401(k) Plan expenses			
Profit-sharing expenses	$ 2,960	$ 2,823	$ 2,551
Safe Harbor match expenses	4,094	3,708	3,431
Total 401(k) Plan expenses	$ 7,054	$ 6,531	$ 5,982

NOTE 14. STOCK-BASED COMPENSATION

Stock Options

The Company has outstanding stock options that were issued under the First Community 2016 Equity Incentive Plan and assumed from acquisitions. A summary of the status of, and changes in, the Company's stock option awards follows *(dollars in thousands, except weighted-average exercise price)*:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Intrinsic Value
Options outstanding at December 31, 2021	31,386	$ 23.53	4.88	$ 113
Exercised	(4,840)	23.53		
Expired	(440)	23.53		
Options outstanding at December 31, 2022	26,106	23.53	3.88	31
Options exercisable at December 31, 2022	26,106	23.53	3.88	31

2020 Equity Plan

Under the terms of the 2020 Equity Plan, the Company has granted RSU, PSU, and DSU awards. Upon vesting/delivery, shares are expected (though not required) to be issued from treasury.

A description of RSU, PSU and DSU awards granted in 2022 under the terms of the 2020 Equity Plan is provided below. A description of RSU, PSU and DSU awards granted in 2021 and 2020 under the terms of the 2020 Equity Plan and 2010 Equity Plan can be found in the Company's Annual Reports for the years ended December 31, 2021, and 2020, respectively.

The Company issued 175,225 treasury shares in conjunction with the vesting of RSUs and settlement of DSUs in 2022. The difference between the number of shares issued and the number of vested units is due to shares issued under a net share settlement option. There were 657,570 shares available for issuance under the 2020 Equity Plan as of December 31, 2022.

RSU Awards

The Company grants RSUs to members of management periodically throughout the year. Each RSU is equivalent to one share of the Company's common stock. These units have requisite service periods ranging from one year to five years, subject to accelerated vesting upon eligible retirement from the Company. Recipients earn quarterly dividend equivalents on their respective units which entitle the recipients to additional units. Therefore, dividends earned each quarter compound based upon the updated unit balances.

On March 23, 2022, under the terms of the 2020 Equity Plan, the Company granted 156,483 RSUs to members of management. The grant date fair value of the award totaled $4.0 million and will be recognized as compensation expense over the requisite service period ranging from one year to five years. The terms of these awards included an accelerated vesting provision upon eligible retirement from the Company, after a one-year minimum requisite service period. Subsequent to the requisite service period, the awards will become 100% vested.

A summary of changes in the Company's RSU awards for the year ended December 31, 2022, is as follows:

	RSU Awards	
	Shares	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2021	1,147,927	$ 23.97
Granted	156,483	25.79
Dividend equivalents earned	43,916	24.83
Vested	(203,230)	27.66
Forfeited	(48,165)	23.46
Nonvested at December 31, 2022	1,096,931	23.61

PSU Awards

The Company grants PSUs, which are restricted stock units that are subject to certain performance criteria, to members of management periodically throughout the year. Each PSU is equivalent to one share of the Company's common stock. The number of units that ultimately vest will be determined based on the achievement of the market or other performance goals, subject to accelerated service-based vesting conditions upon eligible retirement from the Company.

On March 23, 2022, the Company granted a target of 78,233 market-based PSUs with a maximum award of 125,173 units. The actual number of units issued at the vesting date could range from 0% to 160% of the initial grant, depending on attaining a market-based total stockholder return performance goal. The grant date fair value of the award is $2.1 million and will be recognized in compensation expense over the performance period ending December 31, 2024.

On March 23, 2022, the Company granted a target of 78,233 performance-based PSUs with a maximum award of 125,173 units. The actual number of units issued at the vesting date could range from 0% to 160% of the initial grant, depending on attaining an adjusted return on average tangible common equity performance goal. The grant date fair value of the award is $2.0 million and will be recognized in compensation expense over the performance period ending December 31, 2024. The actual amount of compensation expense recognized may vary, subject to achievement of the performance goal.

Further, on March 23, 2022, the Company granted a target of 38,774 PSUs with a maximum award of 77,548 units. The actual number of units issued at the vesting date could range from 0% to 200% of the initial grant, depending on attaining a performance goal based upon the compounded annual revenue growth rate of the FirsTech operating segment. The grant date fair value of the award is $1.0 million and will be recognized in compensation expense over the performance period ending December 31, 2024, subject to achievement of the performance goal.

A summary of changes in the Company's PSU awards for the year ended December 31, 2022, is as follows:

	PSU Awards	
	Shares[1]	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2021	113,915	$ 22.86
Granted	195,240	26.14
Dividend equivalents earned[2]	832	22.63
Vested[2]	(8,694)	16.86
Forfeited[2]	(8,080)	25.21
Adjustment for performance conditions[2,3]	(7,862)	16.25
Nonvested at December 31, 2022	285,351	25.40
Vested and outstanding at December 31, 2022	8,694	16.86

1. Shares for PSU awards represent target shares at grant date.
2. PSUs granted in 2020 vested on December 31, 2022. In January 2023, it was determined that performance criteria had been met at 50% of target.
3. Adjustments for performance conditions represent the difference between the number of target shares at grant date and the number of actual shares earned for the performance period completed.

DSU Awards

The Company grants DSUs, which are restricted stock units with a deferred settlement date, to its directors and advisory directors. Each DSU is equivalent to one share of the Company's common stock. DSUs vest over a one-year period following the grant date. These units generally are subject to the same terms as RSUs under the 2020 Equity Plan, except that, following vesting, settlement occurs within 30 days following the earlier of separation from the board or a change in control of the Company. After vesting and prior to delivery, these units will continue to earn dividend equivalents.

On March 23, 2022, the Company granted 32,658 DSUs to directors and advisory directors. The grant date fair value of the award totaled $0.8 million and will be recognized as compensation expense over the requisite service period of one year. Subsequent to the requisite service period, the awards will become 100% vested.

A summary of changes in the Company's DSU awards for the year ended December 31, 2022, is as follows:

	DSU Awards	
	Shares	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2021	34,135	$ 24.59
Granted	32,658	25.79
Dividend equivalents earned	5,473	24.47
Vested	(41,181)	24.67
Nonvested at December 31, 2022	31,085	25.75
Vested and outstanding at December 31, 2022	112,434	23.10

2021 Employee Stock Purchase Plan

The First Busey Corporation 2021 ESPP was approved at the Company's 2021 Annual Meeting of Stockholders. The purpose of the 2021 ESPP is to provide a means through which our employees may acquire a proprietary interest in the Company by purchasing shares of our common stock at a 15% discount through voluntary payroll deductions, to assist us in retaining the services of our employees and securing and retaining the services of new employees, and to provide incentives for our employees to exert maximum efforts toward our success. Under the terms of the 2021 ESPP, all participating employees have equal rights and privileges. Substantially all of our employees are eligible to participate in the 2021 ESPP. Further details can be found within First Busey's Definitive Proxy Statement filed with the SEC on April 8, 2021.

The 2021 ESPP initially reserved for issuance and purchase an aggregate of 600,000 shares of the Company's common stock. The first offering under the 2021 ESPP began on July 1, 2021. There were 512,225 shares available for issuance under the 2021 ESPP as of December 31, 2022.

Stock-Based Compensation Expense

The Company did not record any stock option compensation expense for the years ended December 31, 2022, 2021, or 2020. As of December 31, 2022, the Company did not have any unrecognized stock option compensation expense.

The Company recognized compensation expense related to non-vested RSU, PSU, and DSU awards, as well as the 2021 ESPP, as presented in the table below *(dollars in thousands)*:

	Years Ended December 31,		
	2022	**2021**	**2020**
Stock-based compensation expense			
RSU awards	$ 4,648	$ 5,809	$ 6,493
PSU awards[1]	3,240	979	77
DSU awards	876	962	565
2021 ESPP	204	114	—
Total stock-based compensation expense	$ 8,968	$ 7,864	$ 7,135

1. Expense for market-based PSU awards represents amounts based on target shares at grant date. Expense for performance-based PSU awards represents amounts based on target shares at grant date, adjusted for performance expectations as of the date indicated.

Unamortized stock-based compensation expense is presented in the table below *(dollars in thousands)*:

	As of December 31,	
	2022	**2021**
Unamortized stock-based compensation		
RSU awards	$ 8,570	$ 10,204
PSU awards[1]	4,279	1,547
DSU awards	175	209
Total unamortized stock-based compensation	$ 13,024	$ 11,960
Weighted average period over which expense is to be recognized	2.5 yrs	2.9 yrs

1. Unamortized expense for market-based PSU awards represents amounts based on target shares at grant date. Unamortized expense for performance-based PSU awards represents amounts based on target shares at grant date, adjusted for performance expectations as of the date indicated.

NOTE 15. TRANSACTIONS WITH RELATED PARTIES

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with related parties which include directors, executive officers, chief credit officers, their immediate families, and affiliated companies in which they have 10% or more beneficial ownership, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

The following is an analysis of the changes in loans to related parties, as a group *(dollars in thousands)*:

	As of and for the Year Ended December 31, 2022
Balance of loans to related parties, December 31, 2021	$ 42,557
Change in relationship	(11,254)
New loans/advances	39,545
Repayments	(15,507)
Balance of loans to related parties, December 31, 2022	$ 55,341
Unused commitments to directors and executive officers	$ 12,722

Loans to related parties did not include significant amounts that were past due, nonaccrual, or TDRs.

NOTE 16. OUTSTANDING COMMITMENTS AND CONTINGENT LIABILITIES

Legal Matters

The Company is a party to legal actions which arise in the normal course of its business activities. In the opinion of management, the ultimate resolution of these matters is not expected to have a material effect on the Company's financial position or the results of operations.

Credit Commitments and Contingencies

A summary of the contractual amount of the Company's exposure to off-balance-sheet risk relating to the Company's commitments to extend credit and standby letters of credit follows *(dollars in thousands)*:

	As of December 31,	
	2022	2021
Financial instruments whose contract amounts represent credit risk		
Commitments to extend credit	$ 1,991,769	$ 1,983,655
Standby letters of credit	33,008	32,552
Total commitments	$ 2,024,777	$ 2,016,207

NOTE 17. DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. Additionally, the Company enters into derivative financial instruments, including interest rate lock commitments issued to residential loan customers for loans that will be held for sale, forward sales commitments to sell residential mortgage loans to investors, and interest rate swaps with customers and other third parties. See *"Note 18. Fair Value Measurements"* for further discussion of the fair value measurement of such derivatives.

To secure its obligations under derivative contracts, the Company pledged cash and held collateral as follows *(dollars in thousands)*:

	As of December 31,	
	2022	**2021**
Cash pledged to secure obligations under derivative contracts	$ 38,609	$ 27,300
Collateral held to secure obligations under derivative contracts	29,830	—

Derivative Instruments Designated as Hedges

The Company entered into derivative instruments designated as cash flow hedges. For a derivative instrument that is designated and qualifies as a cash flow hedge, the change in fair value of the derivative instrument is reported as a component of OCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in fair value of components excluded from the assessment of effectiveness are recognized in current earnings.

Interest Rate Swaps Designated as Cash Flow Hedges

Interest rate swaps with notional amounts totaling $350.0 million as of December 31, 2022, and $50.0 million as of December 31, 2021, were designated as cash flow hedges. The Company entered into one $50.0 million interest rate swap to hedge the risks of variability in cash flows for future interest payments attributable to changes in the contractually specified 3-month LIBOR benchmark interest rate on the Company's junior subordinated debt owed to unconsolidated trusts (Debt Swap). In 2022, the Company entered into one $300.0 million receive fixed pay floating interest rate swap to reduce the Company's asset sensitivity (Loan Swap). We added duration to our loan portfolio by fixing a portion of our floating prime based loans. Interest rates had risen above their historical lows allowing us to lock in a portion of our loan portfolio to reduce asset sensitivity while creating a more stable margin in a volatile rate market. These hedges were determined to be highly effective during the period, and the Company expects its hedges to remain highly effective during the remaining terms of the swaps. Changes in fair value were recorded net of tax in OCI.

A summary of the interest-rate swaps designated as cash flow hedges is presented below *(dollars in thousands)*:

		As of December 31,	
	Location	**2022**	**2021**
Debt Swap			
Notional amount		$ 50,000	$ 50,000
Weighted average fixed pay rates		1.79 %	1.79 %
Weighted average variable 3-month LIBOR receive rates		4.77 %	0.20 %
Weighted average maturity, in years		1.71 yrs	2.71 yrs
Loan Swap			
Notional amount		$ 300,000	—
Weighted average fixed receive rates		4.81 %	—
Weighted average variable Prime pay rates		7.32 %	—
Weighted average maturity, in years		6.10 yrs	—
Gross aggregate fair value of the swaps			
Gross aggregate fair value of swap assets	Other assets	$ 2,535	$ —
Gross aggregate fair value of swap liabilities	Other liabilities	$ 32,367	$ 958
Balances carried in AOCI			
Unrealized gains (losses) on cash flow hedges, net of tax	AOCI	$ (20,985)	$ (685)

The Company expects to reclassify unrealized gains and losses from OCI to interest income and interest expense as shown in the following table, during the next 12 months *(dollars in thousands)*. Amounts actually recognized could differ from these expectations due to changes in interest rates, hedge de-designations, and the addition of other hedges subsequent to December 31, 2022.

	As of December 31, 2022
Unrealized gains (losses) in OCI expected to be recognized in income	
Unrealized gains expected to be reclassified from OCI to interest income	$ 372
Unrealized losses expected to be reclassified from OCI to interest expense	(648)
Net unrealized gains (losses) in OCI expected to be recognized in net interest income	$ (276)

Interest income (expense) recorded on swap transactions was as follows for the periods presented *(dollars in thousands)*:

	Years Ended December 31,		
	2022	**2021**	**2020**
Interest income (expense) on swap transactions	$ (583)	$ (1,067)	$ (758)

The following table reflects the net gains (losses) recorded in AOCI and the Consolidated Statements of Comprehensive Income relating to cash flow derivative instruments for the periods presented *(dollars in thousands)*:

	Years Ended December 31,		
	2022	**2021**	**2020**
Unrealized gains (losses) on cash flow hedges			
Net gain (loss) recognized in OCI, net of tax	$ (20,717)	$ 736	$ (2,526)
(Gain) loss reclassified from OCI to interest income	395	—	—
(Gain) loss reclassified from OCI to interest expense	22	763	542
Net change in unrealized gains (losses) on cash flow hedges, net of tax	$ (20,300)	$ 1,499	$ (1,984)

Derivative Instruments Not Designated as Hedges

Interest Rate Swaps

The Company may offer derivative contracts to its customers in connection with their risk management needs. The Company manages the risk associated with these contracts by entering into equal and offsetting derivative agreements with a third-party dealer. These contracts support variable rate, commercial loan relationships totaling $576.9 million and $491.4 million at December 31, 2022, and 2021, respectively. These derivatives generally worked together as an economic interest rate hedge, but the Company did not designate them for hedge accounting treatment. Consequently, changes in fair value of the corresponding derivative financial asset or liability were recorded as either a charge or credit to current earnings during the period in which the changes occurred.

Amounts and fair values of derivative assets and liabilities related to customer interest rate swaps, included in other assets and other liabilities in the Consolidated Balance Sheets, are summarized as follows *(dollars in thousands)*:

	As of December 31, 2022							
	Derivative Asset				Derivative Liability			
	Notional Amount		Fair Value		Notional Amount		Fair Value	
Derivatives not designated as hedging instruments								
Interest rate swaps – pay floating, receive fixed	$	48,728	$	370	$	528,183	$	39,685
Interest rate swaps – pay fixed, receive floating		528,183		39,685		48,728		370
Total derivatives not designated as hedging instruments	$	576,911	$	40,055	$	576,911	$	40,055

	As of December 31, 2021							
	Derivative Asset				Derivative Liability			
	Notional Amount		Fair Value		Notional Amount		Fair Value	
Derivatives not designated as hedging instruments								
Interest rate swaps – pay floating, receive fixed	$	404,572	$	17,839	$	86,784	$	2,259
Interest rate swaps – pay fixed, receive floating		86,784		2,259		404,572		17,839
Total derivatives not designated as hedging instruments	$	491,356	$	20,098	$	491,356	$	20,098

Changes in fair value of these derivative assets and liabilities are recorded in noninterest expense in the Consolidated Statements of Income and summarized as follows *(dollars in thousands)*:

		Years Ended December 31,					
	Location	2022		2021		2020	
Interest rate swaps							
Pay floating, receive fixed	Noninterest expense	$	19,308	$	(12,587)	$	20,331
Pay fixed, receive floating	Noninterest expense		(19,308)		12,587		(20,331)
Net change in fair value of interest rate swaps		$	—	$	—	$	—

Risk Participation Agreements

To manage credit risk exposure related to a customer-facing swap, the Company entered into two risk participation agreements in conjunction with loan participation arrangements with other financial institutions. The risk participation agreements mature in 2026 and 2028, and are summarized as follows *(dollars in thousands)*:

	As of December 31,			
	2022		2021	
Risk participation agreements				
Notional amount	$	18,899	$	3,990
Fair value		5		—

Mortgage Banking Derivatives

Interest Rate Lock Commitments

Interest rate lock commitments that meet the definition of derivative financial instruments under ASC Topic 815 *"Derivatives and Hedging"* are carried at their fair values in other assets or other liabilities in the Consolidated Balance Sheets, with changes in the fair values of the corresponding derivative financial assets or liabilities recorded as either a charge or credit to current earnings during the period in which the changes occurred.

Forward Sales Commitments

The Company economically hedges mortgage loans held for sale and interest rate lock commitments issued to its residential loan customers related to loans that will be held for sale by obtaining corresponding forward sales commitments with an investor to sell the loans at an agreed-upon price at the time the interest rate locks are issued to the customers. Forward sales commitments that meet the definition of derivative financial instruments under ASC Topic 815 *"Derivatives and Hedging"* are carried at their fair values in other assets or other liabilities in the Consolidated Balance Sheets. While such forward sales commitments generally served as an economic hedge to mortgage loans held for sale and interest rate lock commitments, the Company did not designate them for hedge accounting treatment. Changes in fair value of the corresponding derivative financial asset or liability were recorded as either a charge or credit to current earnings during the period in which the changes occurred.

Amounts and fair values of mortgage banking derivatives included in the Consolidated Balance Sheets are summarized as follows *(dollars in thousands)*:

	Location	As of December 31, 2022		As of December 31, 2021	
		Notional Amount	Fair Value	Notional Amount	Fair Value
Derivatives with positive fair value					
Interest rate lock commitments	Other assets	$ 1,517	$ 16	$ 19,384	$ 206
Forward sales commitments	Other assets	83	1	1,884	10
Mortgage banking derivatives recorded in other assets		$ 1,600	$ 17	$ 21,268	$ 216
Derivatives with negative fair value					
Interest rate lock commitments	Other liabilities	$ 83	$ 1	$ 499	$ 6
Forward sales commitments	Other liabilities	2,757	39	41,002	439
Mortgage banking derivatives recorded in other liabilities		$ 2,840	$ 40	$ 41,501	$ 445

Net gains (losses) relating to these derivative instruments are summarized as follows for the periods presented *(dollars in thousands)*:

	Location	Years Ended December 31,		
		2022	2021	2020
Net gains (losses)				
Interest rate lock commitments	Mortgage revenue	$ 15	$ 1,702	$ 9,667
Forward sales commitments	Mortgage revenue	(38)	(4,045)	(18,329)
Net gains (losses)		$ (23)	$ (2,343)	$ (8,662)

In 2020 and 2021, the impact of the net gains or losses recognized in earnings on interest rate lock commitments and forward sales commitments was almost entirely offset by the recognition of a corresponding change in the fair value of loans held for sale. In 2022, the Company began carrying loans held for sale at LOCOM, so while the Company will continue to recognize gains or losses on these mortgage banking derivative instruments in earnings, any corresponding increase in the fair value of loans held for sale will not be recognized in earnings until the loans are sold, at which time the increase is factored into the calculated gain on sale. Decreases in the market value of loans held for sale will continue to be recognized in earnings at each measurement period.

NOTE 18. FAIR VALUE MEASUREMENTS

The fair value of an asset or liability is the price that would be received by selling that asset or paid in transferring that liability (exit price) in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. ASC Topic 820 *"Fair Value Measurement"* establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 Inputs* – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- *Level 2 Inputs* – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- *Level 3 Inputs* – Unobservable inputs for determining the fair values of assets or liabilities that reflect the Company's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to those Company assets and liabilities that are carried at fair value.

In general, fair value is based upon quoted market prices, when available. If such quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable data. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect, among other things, counterparty credit quality and the company's creditworthiness as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Debt Securities Available for Sale

Debt securities classified as available for sale are reported at fair value utilizing Level 2 inputs. The Company obtains fair value measurements from an independent pricing service. The independent pricing service utilizes evaluated pricing models that vary by asset class and incorporate available trade, bid, and other market information. Because many fixed income securities do not trade on a daily basis, the independent pricing service applies available information, focusing on observable market data such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing, to prepare evaluations.

The independent pricing service uses model processes, such as the Option Adjusted Spread model, to assess interest rate impact and develop prepayment scenarios. Models and processes take into account market conventions. For each asset class, a team of evaluators gathers information from market sources and integrates relevant credit information, perceived market movements, and sector news into the evaluated pricing applications and models.

Market inputs that the independent pricing service normally seeks for evaluations of securities, listed in approximate order of priority, include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications. The independent pricing service also monitors market indicators, industry, and economic events. For certain security types, additional inputs may be used or some of the market inputs may not be applicable. Evaluators may prioritize inputs differently on any given day for any security based on market conditions, and not all inputs listed are available for use in the evaluation process for each security evaluation on a given day. Because the data utilized was observable, the securities have been classified as Level 2.

Equity Securities

Equity securities are reported at fair value utilizing Level 1 or Level 2 inputs. Fair value measurements of mutual funds, when held, are determined using unadjusted quoted prices in active markets for identical assets at the measurement date and are classified as Level 1. For stock, quoted prices for identical or similar assets in markets that are not active are utilized and classified as Level 2.

Loans Held for Sale

Effective January 1, 2022, the Company elected to account for all newly originated loans held for sale at LOCOM. Prior to this change, the Company accounted for loans held for sale at fair value. Loans held for sale that were reported at fair value as of December 31, 2021, utilized Level 2 inputs. The fair values of the mortgage loans held for sale were measured using observable quoted market prices, contract prices, or market price equivalents and were classified as Level 2.

Derivative Assets and Derivative Liabilities

The majority of our derivative assets and derivative liabilities are reported at fair value utilizing Level 2 or Level 3 inputs. Derivative balances are included in other assets or other liabilities on the Consolidated Balance Sheets, and consist of interest rate swaps and risk participation agreements where there is no significant deterioration in the counterparties (loan customers) credit risk since origination of the interest rate swap or risk participation agreement, as well as mortgage banking derivatives, including interest rate lock commitments and forward sales commitments.

Fair values of derivative assets and liabilities are determined based on prices that are obtained from a third-party which uses observable market inputs and, with the exception of our risk participation agreements, are classified as Level 2. For purposes of potential valuation adjustments to our derivative positions, the Company evaluates the credit risk of its counterparties as well as its own credit risk. Accordingly, the Company has considered factors such as the likelihood of default, expected loss given default, net exposures, and remaining contractual life, among other things, in determining if any estimated fair value adjustments related to credit risk are required. The Company reviews counterparty exposure quarterly, and when necessary, appropriate adjustments are made to reflect the exposure. No changes in counterparty credit were identified.

Due to the significance of unobservable inputs, derivative assets related to our risk participation agreements are classified as Level 3.

The following tables summarize financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2022, and 2021, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value *(dollars in thousands)*:

	As of December 31, 2022			
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Debt securities available for sale:				
U.S. Treasury securities	$ —	$ 114,061	$ —	$ 114,061
Obligations of U.S. government corporations and agencies	—	19,779	—	19,779
Obligations of states and political subdivisions	—	257,512	—	257,512
Asset-backed securities	—	469,875	—	469,875
Commercial mortgage-backed securities	—	108,394	—	108,394
Residential mortgage-backed securities	—	1,243,256	—	1,243,256
Corporate debt securities	—	248,516	—	248,516
Equity securities	—	11,535	—	11,535
Derivative assets	—	42,607	5	42,612
Derivative liabilities	—	72,462	—	72,462

	Level 1 Inputs		Level 2 Inputs		Level 3 Inputs		Total Fair Value
			As of December 31, 2021				
Debt securities available for sale:							
U.S. Treasury securities	$	—	$	165,762	$	—	$ 165,762
Obligations of U.S. government corporations and agencies		—		38,470		—	38,470
Obligations of states and political subdivisions		—		306,869		—	306,869
Asset-backed securities		—		492,186		—	492,186
Commercial mortgage-backed securities		—		614,998		—	614,998
Residential mortgage-backed securities		—		2,069,313		—	2,069,313
Corporate debt securities		—		293,653		—	293,653
Equity securities		—		13,571		—	13,571
Loans held for sale		—		23,875		—	23,875
Derivative assets		—		20,314		—	20,314
Derivative liabilities		—		21,501		—	21,501

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain financial assets and financial liabilities are measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Loans Evaluated Individually

The Company does not record portfolio loans at fair value on a recurring basis. However, periodically, a loan is evaluated individually and is reported at the fair value of the underlying collateral, less estimated costs to sell, if repayment is expected solely from the collateral. If the collateral value is not sufficient, a specific reserve is recorded. Collateral values are estimated using a combination of observable inputs, including recent appraisals, and unobservable inputs based on customized discounting criteria. Due to the significance of unobservable inputs, fair values of individually evaluated collateral dependent loans have been classified as Level 3.

OREO

Non-financial assets measured at fair value include OREO (upon initial recognition or subsequent impairment). OREO properties are measured using a combination of observable inputs, including recent appraisals, and unobservable inputs. Due to the significance of unobservable inputs, all OREO fair values have been classified as Level 3.

Bank Property Held for Sale

Bank property held for sale represents certain banking center office buildings which the Company has closed and consolidated with other existing banking centers. Bank property held for sale is measured at the lower of amortized cost or fair value less estimated costs to sell, and is included in premises and equipment, net on the Consolidated Balance Sheets. Fair values were based upon discounted appraisals or real estate listing prices. Due to the significance of unobservable inputs, fair values of all bank property held for sale have been classified as Level 3.

The following tables summarize assets and liabilities measured at fair value on a non-recurring basis for the periods presented, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value *(dollars in thousands)*:

	As of December 31, 2022			
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Loans evaluated individually, net of related allowance	$ —	$ —	$ 5,345	$ 5,345
Bank property held for sale with impairment	—	—	7,923	7,923

	As of December 31, 2021			
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Loans evaluated individually, net of related allowance	$ —	$ —	$ 2,926	$ 2,926
OREO with subsequent impairment	—	—	51	51
Bank property held for sale with impairment	—	—	10,103	10,103

The following table presents additional quantitative information about assets measured at fair value on a non-recurring basis for which the Company has utilized Level 3 inputs to determine fair value *(dollars in thousands)*:

	As of December 31, 2022			
	Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Loans evaluated individually, net of related allowance	$ 5,345	Appraisal of collateral	Appraisal adjustments	-22.7% to -100.0% (-45.7)%
Bank property held for sale with impairment	7,923	Appraisal of collateral or real estate listing price	Appraisal adjustments	-0.7% to -70.1% (-35.1)%

	As of December 31, 2021			
	Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Loans evaluated individually, net of related allowance	$ 2,926	Appraisal of collateral	Appraisal adjustments	-50.0% to -100.0% (-55.1)%
OREO with subsequent impairment	51	Appraisal of collateral	Appraisal adjustments	-33.0% to -100.0% (-67.9)%
Bank property held for sale with impairment	10,103	Appraisal of collateral or real estate listing price	Appraisal adjustments	-0.7% to -70.1% (-41.3)%

Financial Assets and Financial Liabilities That Are Not Carried at Fair Value

Estimated fair values of financial instruments that are not carried at fair value in the Company's Consolidated Balance Sheets, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value, were as follows *(dollars in thousands)*:

	As of December 31, 2022		As of December 31, 2021	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Level 1 inputs:				
Cash and cash equivalents	$ 227,164	$ 227,164	$ 836,095	$ 836,095
Level 2 inputs:				
Debt securities held to maturity	918,312	785,295	—	—
Loans held for sale[1]	1,253	1,276	—	—
Accrued interest receivable	43,372	43,372	31,064	31,064
Level 3 inputs:				
Portfolio loans, net	7,634,094	7,320,422	7,101,111	7,161,466
Mortgage servicing rights	5,861	18,284	8,608	12,133
Other servicing rights	1,914	2,331	1,830	2,268
Financial liabilities				
Level 2 inputs:				
Time deposits	$ 855,375	$ 830,596	$ 935,649	$ 935,778
Securities sold under agreements to repurchase	229,806	229,806	270,139	270,139
Short-term borrowings	351,054	351,085	17,678	17,673
Long-term debt	30,000	30,052	46,056	46,164
Junior subordinated debt owed to unconsolidated trusts	71,810	59,111	71,635	63,586
Accrued interest payable	3,978	3,978	2,728	2,728
Level 3 inputs:				
Senior notes, net of unamortized issuance costs	—	—	39,944	40,400
Subordinated notes, net of unamortized issuance costs	222,038	208,562	182,773	195,600

_____
1. Effective January 1, 2022, recorded at LOCOM.

NOTE 19. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding, which include DSUs that are vested but not delivered. Diluted earnings per common share is computed using the treasury stock method and reflects the potential dilution that could occur if the Company's outstanding stock options and warrants were exercised, stock units were vested, and ESPP shares were issued.

Earnings per common share have been computed as follows *(dollars in thousands, except per share amounts)*:

		Years Ended December 31,				
		2022		**2021**		**2020**
Net income	$	128,311	$	123,449	$	100,344
Weighted average number of common shares outstanding, basic		55,387,073		55,369,476		54,567,429
Dilutive effect of common stock equivalents:						
Options		1,632		1,639		900
Warrants		1,753		1,753		1,469
RSU awards		665,998		615,759		252,153
PSU awards		58,206		5,429		—
DSU awards		15,532		10,641		4,988
ESPP		6,970		4,108		—
Weighted average number of common shares outstanding, diluted		56,137,164		56,008,805		54,826,939
Basic earnings per common share	$	2.32	$	2.23	$	1.84
Diluted earnings per common share		2.29		2.20		1.83

Average shares that were excluded from the computation of diluted earnings per common share because their effect would have been anti-dilutive are summarized in the table below for the periods presented:

	Years Ended December 31,		
	2022	**2021**	**2020**
Anti-dilutive common stock equivalents			
Options	7,792	—	39,085
RSU awards	38,912	65,058	159,408
PSU awards	189,000	93,026	7,862
DSU awards	—	7,742	—
Total anti-dilutive common stock equivalents	235,704	165,826	206,355

NOTE 20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following tables present changes in AOCI by component, net of tax, for the periods below *(dollars in thousands)*:

	Year Ended December 31, 2022		
	Before Tax	Tax Effect	Net of Tax
Unrealized/Unrecognized gains (losses) on debt securities			
Balance at beginning of period	$ (32,272)	$ 9,199	$ (23,073)
Unrealized holding gains (losses) on debt securities available for sale, net	(278,762)	79,460	(199,302)
Unrecognized losses on debt securities transferred to held to maturity from available for sale	(48,456)	13,812	(34,644)
Amounts reclassified from AOCI, net	(26)	7	(19)
Amortization of unrecognized losses on securities transferred to held to maturity	6,638	(1,893)	4,745
Balance at end of period	(352,878)	100,585	(252,293)
Unrealized gains (losses) on cash flow hedges			
Balance at beginning of period	(958)	273	(685)
Unrealized holding gains (losses) on cash flow hedges, net	(28,975)	8,258	(20,717)
Amounts reclassified from AOCI, net	583	(166)	417
Balance at end of period	(29,350)	8,365	(20,985)
Total AOCI	$ (382,228)	$ 108,950	$ (273,278)

	Year Ended December 31, 2021		
	Before Tax	Tax Effect	Net of Tax
Unrealized gains (losses) on debt securities available for sale			
Balance at beginning of period	$ 49,644	$ (14,151)	$ 35,493
Unrealized holding gains (losses) on debt securities available for sale, net	(81,977)	23,367	(58,610)
Amounts reclassified from AOCI, net	61	(17)	44
Balance at end of period	(32,272)	9,199	(23,073)
Unrealized gains (losses) on cash flow hedges			
Balance at beginning of period	(3,055)	871	(2,184)
Unrealized holding gains (losses) on cash flow hedges, net	1,030	(294)	736
Amounts reclassified from AOCI, net	1,067	(304)	763
Balance at end of period	(958)	273	(685)
Total AOCI	$ (33,230)	$ 9,472	$ (23,758)

	Year Ended December 31, 2020		
	Before Tax	Tax Effect	Net of Tax
Unrealized gains (losses) on debt securities available for sale			
Balance at beginning of period	$ 21,192	$ (6,032)	$ 15,160
Unrealized holding gains (losses) on debt securities available for sale, net	30,176	(8,615)	21,561
Amounts reclassified from AOCI, net	(1,724)	496	(1,228)
Balance at end of period	49,644	(14,151)	35,493
Unrealized gains (losses) on cash flow hedges			
Balance at beginning of period	(280)	80	(200)
Unrealized holding gains (losses) on cash flow hedges, net	(3,533)	1,007	(2,526)
Amounts reclassified from AOCI, net	758	(216)	542
Balance at end of period	(3,055)	871	(2,184)
Total AOCI	$ 46,589	$ (13,280)	$ 33,309

NOTE 21. OPERATING SEGMENTS AND RELATED INFORMATION

The Company has three reportable operating segments: Banking, FirsTech, and Wealth Management. The Company's operating segments are strategic business units that are separately managed as they offer different products and services and have different marketing strategies.

The Banking Operating Segment

The Banking operating segment provides a full range of banking services to individual and corporate customers through its banking center network in Illinois; the St. Louis, Missouri metropolitan area; southwest Florida; and Indianapolis, Indiana. Banking services offered to individual customers include customary types of demand and savings deposits, money transfers, safe deposit services, individual retirement accounts and other fiduciary services, automated teller machines, and technology-based networks, as well as a variety of loan products including residential real estate, home equity lines of credit, and consumer loans. Banking services offered to corporate customers include commercial, commercial real estate, real estate construction, and agricultural loans, as well as commercial depository services such as cash management.

The FirsTech Operating Segment

The FirsTech operating segment provides comprehensive and innovative payment technology solutions including online, mobile, and voice-recognition bill payments; money management and credit card networks; direct debit services; lockbox remittance processing for payments made by mail; and walk-in payments. FirsTech also provides additional tools to help clients with billing, reconciliation, bill reminders, and treasury services.

FirsTech's client base represents a diverse set of industries, with a higher concentration in highly regulated industries, such as financial institutions, utility, insurance, and telecommunications industries.

The Wealth Management Operating Segment

The Wealth Management operating segment provides a full range of asset management, investment, brokerage, fiduciary, philanthropic advisory, tax preparation, and farm management services to individuals, businesses, and foundations.

Wealth management services tailored to individuals include trust and estate advisory services and financial planning. Business services include business succession planning and employee retirement plan services. Services for foundations include investment strategy consulting and fiduciary services.

Segment Financial Information

The segment financial information provided below has been derived from information used by management to monitor and manage the financial performance of the Company. The accounting policies of the three operating segments are the same as those described in the summary of significant accounting policies in *"Note 1. Significant Accounting Policies."* The Company accounts for intersegment revenue and transfers at current market prices.

Following is a summary of selected financial information for the Company's operating segments. The "other" category included in the tables below consists of the parent company, First Busey Risk Management, and the elimination of intercompany transactions *(dollars in thousands)*:

	Goodwill		Total Assets	
	As of December 31,		As of December 31,	
	2022	**2021**	**2022**	**2021**
Operating segment				
Banking	$ 294,773	$ 294,773	$ 12,199,960	$ 12,746,833
FirsTech	8,992	8,992	48,715	47,481
Wealth Management	14,108	14,108	84,082	65,587
Other	—	—	3,920	(212)
Consolidated total	$ 317,873	$ 317,873	$ 12,336,677	$ 12,859,689

		Years Ended December 31,				
		2022		**2021**		**2020**
Net interest income						
Banking	$	340,083	$	285,678	$	294,728
FirsTech		65		79		79
Wealth Management		—		—		—
Other		(16,710)		(15,059)		(11,872)
Total net interest income	$	323,438	$	270,698	$	282,935
Noninterest income						
Banking	$	54,154	$	59,393	$	61,043
FirsTech		21,720		19,629		16,548
Wealth Management		55,394		53,082		43,429
Other		(4,465)		700		(2,755)
Total noninterest income	$	126,803	$	132,804	$	118,265
Noninterest expense						
Banking	$	221,997	$	205,905	$	185,445
FirsTech		20,619		17,574		13,279
Wealth Management		31,545		29,198		26,086
Other		9,720		9,103		9,387
Total noninterest expense	$	283,881	$	261,780	$	234,197
Income before income taxes						
Banking	$	167,617	$	154,267	$	131,529
FirsTech		1,166		2,134		3,348
Wealth Management		23,849		23,884		17,343
Other		(30,895)		(23,462)		(24,014)
Total income before income taxes	$	161,737	$	156,823	$	128,206
Net income						
Banking	$	131,596	$	117,844	$	101,226
FirsTech		847		1,527		2,372
Wealth Management		18,543		18,570		13,181
Other		(22,675)		(14,492)		(16,435)
Total net income	$	128,311	$	123,449	$	100,344

NOTE 22. LEASES

Busey as The Lessee

The Company has operating leases consisting primarily of equipment leases and real estate leases for banking centers, ATM locations, and office space. The following table summarizes lease related information and balances the Company reported in its Consolidated Balance Sheets for the periods presented *(dollars in thousands)*:

	As of December 31,	
	2022	**2021**
Lease balances		
Right of use assets	$ 12,829	$ 10,533
Lease liabilities	12,995	10,591
Supplemental information		
Year through which lease terms extend	2037	2031
Weighted average remaining lease term (in years)	8.90	6.47
Weighted average discount rate	3.45 %	2.16 %

The following table represents lease costs and cash flows related to leases for the periods presented *(dollars in thousands)*:

	Years Ended December 31,		
	2022	**2021**	**2020**
Lease costs			
Operating lease costs	$ 2,495	$ 2,464	$ 2,524
Variable lease costs	365	540	416
Short-term lease costs	22	49	35
Total lease cost[1]	$ 2,882	$ 3,053	$ 2,975
Cash flows related to leases			
Cash paid for amounts included in the measurement of lease liabilities:			
Operating lease cash flows – Fixed payments	$ 3,080	$ 2,417	$ 2,526
Operating lease cash flows – Liability reduction	2,285	2,217	2,289
Right of use assets obtained during the period in exchange for operating lease liabilities[2]	6,206	5,818	743

---

1. Lease costs are included in net occupancy and equipment expense in the Consolidated Statements of Income.
2. The year ended December 31, 2021, includes $0.4 million related to a lease obtained in the acquisition of CAC.

At December 31, 2022, the Company was obligated under noncancelable operating leases for office space and other commitments. Future undiscounted lease payments with initial terms of one year or more, are as follows *(dollars in thousands)*:

	As of December 31, 2022
Rent commitments	
2023	$ 2,254
2024	1,942
2025	1,719
2026	1,442
2027	1,277
Thereafter	6,699
Total undiscounted cash flows	15,333
Less: Amounts representing interest	2,338
Present value of net future minimum lease payments	$ 12,995

Busey as The Lessor

Busey occasionally leases parking lots and office space to outside parties. Further, in connection with the acquisition of CAC in the second quarter of 2021, the Company acquired office buildings in Glenview and Northbrook, Illinois, along with operating leases for space within these buildings that is rented to third parties. Revenues recorded in connection with these leases and reported in other income on our Consolidated Statements of Income are summarized as follows *(dollars in thousands)*:

	Years Ended December 31,		
	2022	**2021**	**2020**
Rental income	$ 707	$ 566	$ 228

NOTE 23. PARENT COMPANY ONLY FINANCIAL INFORMATION

Condensed financial data for First Busey Corporation is presented below.

CONDENSED BALANCE SHEETS

(dollars in thousands)

	As of December 31,	
	2022	**2021**
Assets		
Cash and cash equivalents	$ 91,812	$ 78,217
Equity securities	11,535	13,571
Investments in subsidiaries:		
Bank	1,369,261	1,565,226
Non-bank	2,181	2,812
Premises and equipment, net	18	30
Other assets	22,316	22,444
Total assets	$ 1,497,123	$ 1,682,300
Liabilities and Stockholders' Equity		
Liabilities:		
Short-term borrowings	$ 12,000	$ 12,000
Long-term debt	30,000	42,000
Senior notes, net of unamortized issuance costs	—	39,944
Subordinated notes, net of unamortized issuance costs	222,038	182,773
Junior subordinated debentures owed to unconsolidated trusts	71,810	71,635
Other liabilities	15,298	14,836
Total liabilities	351,146	363,188
Total stockholders' equity	1,145,977	1,319,112
Total liabilities and stockholders' equity	$ 1,497,123	$ 1,682,300

CONDENSED STATEMENTS OF INCOME
(dollars in thousands)

		Years Ended December 31,				
		2022		**2021**		**2020**
Operating income:						
Dividends from subsidiaries:						
Bank	$	95,000	$	60,000	$	122,000
Non-bank		1,630		1,745		—
Interest income		1,094		79		154
Gains (losses) recognized on equity securities, net		(2,159)		3,041		(393)
Other income		15,195		12,109		10,083
Total operating income		110,760		76,974		131,844
Expense:						
Salaries, wages, and employee benefits		20,964		17,914		16,205
Interest expense		17,854		15,163		12,056
Operating expense		7,294		7,429		7,685
Total expense		46,112		40,506		35,946
Income (loss) before income tax benefit and equity in undistributed (in excess of) net income of subsidiaries		64,648		36,468		95,898
Income tax benefit		8,286		8,974		7,727
Income (loss) before equity in undistributed (in excess of) net income of subsidiaries		72,934		45,442		103,625
Equity in undistributed (in excess of) net income of subsidiaries:						
Bank		55,986		77,941		(5,221)
Non-bank		(609)		66		1,940
Net income	$	128,311	$	123,449	$	100,344

CONDENSED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Years Ended December 31,		
	2022	2021	2020
Cash Flows Provided by (Used in) Operating Activities			
Net income	$ 128,311	$ 123,449	$ 100,344
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,423	882	648
Distributions more (less) than net income of subsidiaries	(55,377)	(78,007)	3,281
(Gains) losses recognized on equity securities, net	2,159	(3,041)	393
Stock-based compensation	8,968	7,864	7,135
Changes in assets and liabilities:			
(Increase) decrease in other assets	(17,754)	(1,186)	405
Increase (decrease) in other liabilities	21,233	(3,302)	(5,772)
Net cash provided by (used in) operating activities	88,963	46,659	106,434
Cash Flows Provided by (Used in) Investing Activities			
Sales (purchases) of equity securities, net	598	(5,000)	—
Net cash paid for acquisitions	—	(61,656)	—
Purchases of premises and equipment	(9)	(15)	(19)
Net cash provided by (used in) investing activities	589	(66,671)	(19)
Cash Flows Provided by (Used in) Financing Activities			
Cash paid for withholding taxes on stock-based payments	(1,276)	(997)	(635)
Cash dividends paid	(50,863)	(50,764)	(48,012)
Repayments of borrowings	(112,000)	(18,500)	(74,000)
Proceeds from issuance of debt	98,094	72,500	142,634
Proceeds from stock options exercised	—	—	101
Purchase of treasury stock	(9,912)	(33,043)	(12,272)
Common stock issuance costs	—	(150)	—
Net cash provided (used in) by financing activities	(75,957)	(30,954)	7,816
Net increase (decrease) in cash and cash equivalents	13,595	(50,966)	114,231
Cash and cash equivalents, beginning of period	78,217	129,183	14,952
Cash and cash equivalents, ending of period	$ 91,812	$ 78,217	$ 129,183

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

An evaluation of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, was carried out as of December 31, 2022, under the supervision and with the participation of our Chief Executive Officer, Chief Financial Officer, and several other members of our senior management. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information we are required to disclose in the reports we file or submit under the Exchange Act was (i) accumulated and communicated to our management (including the Chief Executive Officer and Chief Financial Officer) to allow timely decisions regarding required disclosure, and (ii) recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms.

Changes in Internal Control Over Financial Reporting

During the three months ended December 31, 2022, no change occurred in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

First Busey's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's Consolidated Financial Statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2022, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in *"Internal Control—Integrated Framework,"* issued by the COSO in 2013. Based on this assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

RSM US LLP, an independent registered public accounting firm that audited the Consolidated Financial Statements of the Company included in this Annual Report, has issued an audit opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. The report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, is included in this Item under the heading *"Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting."*

Report of Independent Registered Public Accounting Firm on
Internal Control Over Financial Reporting

Stockholders and the Board of Directors of
First Busey Corporation

Opinion on the Internal Control Over Financial Reporting

We have audited First Busey Corporation and Subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company and our report dated February 23, 2023, expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP
Champaign, Illinois
February 23, 2023

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

(a) Directors of the Registrant and Corporate Governance. Information required by this Item is incorporated herein by reference to First Busey's Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of First Busey's fiscal year-end under the captions *"Proposal 1: Election of Directors," "Delinquent Section 16(a) Reports,"* and *"Corporate Governance and Board of Directors Matters."*

(b) Executive Officers of the Registrant. The information required by this Item is incorporated herein by reference to Part I, Item I of this Form 10-K under the caption *"Executive Officers."*

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to First Busey's Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of First Busey's fiscal year-end under the captions "*Director Compensation*," "*Compensation Discussion and Analysis*," "*Executive Management Compensation and Succession Committee Report*," "*Compensation of Named Executive Officers*," "*CEO Pay Ratio*," and "*Executive Management Compensation and Succession Committee Interlocks and Insider Participation*."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Stock Incentive Plans

The following table discloses the number of outstanding options, warrants and rights granted by First Busey to participants in equity compensation plans, as well as the number of securities remaining available for future issuance under these plans, as of December 31, 2022. The table provides this information separately for equity compensation plans that have and have not been approved by security holders. Additional information regarding stock incentive plans is presented in *"Note 14. Stock-based Compensation"* in the Notes to the Consolidated Financial Statements included pursuant to Item 8.

	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	(b) Weighted-average exercise price of outstanding options, warrants and rights[2]	(c) Number of securities remaining for future issuance under equity compensation plans (excluding securities reflected in column (a))[3]
Equity compensation plans			
Approved by stockholders[4]	1,563,363	$ 23.53	1,169,795
Not approved by stockholders	—	—	—
Total as of December 31, 2022	1,563,363	$ 23.53	1,169,795

---

1. Balance includes stock options assumed in connection with the acquisition of First Community.
2. The weighted average exercise price only relates to 26,106 stock options.
3. Shares are reserved under the First Busey Corporation 2020 Equity Incentive Plan and 2021 ESPP in the amounts of 657,570 and 512,225, respectively.
4. Includes outstanding awards under the First Busey Corporation 2020 Equity Incentive Plan, the First Busey Corporation 2010 Equity Incentive Plan, as amended, the First Community Amended and Restated 2008 Equity Incentive Plan and the First Community 2016 Equity Incentive Plan.

Other information required by Item 12 is incorporated herein by reference to First Busey's Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of First Busey's fiscal year-end under the caption "*Stock Ownership of Certain Beneficial Owners and Management*."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to First Busey's Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of First Busey's fiscal year-end under the captions "*Certain Relationships and Related-Person Transactions*" and "*Corporate Governance and Board of Directors Matters*."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to First Busey's Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days of First Busey's fiscal year-end under the caption "*Audit and Related Fees*."

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

Exhibits

A list of exhibits to this Annual Report is set forth on the Exhibit Index beginning on page 154, and is incorporated into this Annual Report by reference.

Stockholders may obtain a copy of any of the exhibits by writing to First Busey Corporation, Corporate Secretary, at 100 W. University, Champaign, IL 61820, or by visiting the SEC's EDGAR database at http://www.sec.gov. The Company's SEC file number is 0-15950.

Financial Statement Schedules

Our Consolidated Financial Statements are included as part of this Annual Report in *"Part II, Item 8. Financial Statements and Supplementary Data,"* as follows:

Reports on Internal Control Over Financial Reporting are included as part of this Annual Report in *"Part II, Item 9A. Controls and Procedures,"* as follows:

ITEM 16. FORM 10-K SUMMARY

None.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit	Filing Entity [1] (File No.)	Form	Exhibit	Filing Date	Filed Herewith
		Incorporated herein by reference				
3.1	Amended and Restated Articles of Incorporation of First Busey Corporation, together with: (i) the Certificate of Amendment to Articles of Incorporation, dated July 31, 2007; (ii) the Certificate of Amendment to Articles of Incorporation, dated December 3, 2009; (iii) the Certificate of Amendment to Articles of Incorporation, dated May 21, 2010; and (iv) the Certificate of Change Pursuant to Nevada Revised Statutes Section 78.209, dated September 8, 2015	BUSE (0-15950)	10-Q	3.1	11/06/2015	
3.2	Certificate of Amendment to Articles of Incorporation, dated May 22, 2020	BUSE (333-238782)	S-8	4.2	05/29/2020	
3.3	First Busey Corporation Amended and Restated By-Laws	BUSE (0-15950)	8-K	3.1	11/24/2008	
4.1	Certain instruments defining the rights of holders of long-term debt of First Busey, none of which authorize a total amount of indebtedness in excess of 10% of the total assets of the First Busey and its subsidiaries on a consolidated basis, have not been filed as exhibits. First Busey hereby agrees to furnish a copy of any of these agreements to the SEC upon request.					
4.2	Description of the Company's securities	BUSE (0-15950)	10-K	4.2	02/25/2021	
10.1†	Employment Agreement by and between Main Street Trust, Inc., and Van A. Dukeman, dated December 26, 2001	MSTI (000-30031)	10-K	10.2	03/29/2002	
10.2†	Letter Agreement between Main Street Trust, Inc., and Van A. Dukeman, dated September 20, 2006	MSTI (000-30031)	8-K	99.2	09/21/2006	
10.3†	Van A. Dukeman Addendum to Employment Agreement	BUSE (0-15950)	10-Q	10.1	05/13/2010	
10.4†	Van A. Dukeman First Amendment to Employment Agreement, dated December 31, 2008	BUSE (0-15950)	10-Q	10.1	05/08/2012	

Exhibit Number	Description of Exhibit	Incorporated herein by reference				Filed Herewith
		Filing Entity [1] (File No.)	Form	Exhibit	Filing Date	
10.5†	First Busey Corporation 2010 Equity Incentive Plan, as amended	BUSE (0-15950)	DEF 14A	Appendix C	04/17/2015	
10.6†	Form of Restricted Stock Unit Award Agreement under the First Busey Corporation 2010 Equity Incentive Plan, as amended	BUSE (0-15950)	10-K	10.27	02/28/2018	
10.7†	First Community Financial Partners, Inc. Amended and Restated 2008 Equity Incentive Plan	FCFP (333-185041)	S-4	10.11	11/19/2012	
10.8†	First Amendment of the First Community Financial Partners, Inc. Amended and Restated 2008 Equity Incentive Plan	FCFP (333-185041)	S-4	10.12	11/19/2012	
10.9†	Second Amendment of the First Community Financial Partners, Inc. Amended and Restated 2008 Equity Incentive Plan	FCFP (001-37505)	10-K	10.8	03/14/2016	
10.10†	Third Amendment of the First Community Financial Partners, Inc. Amended and Restated 2008 Equity Incentive Plan	BUSE (0-15950)	10-K	10.36	02/28/2018	
10.11†	First Community Financial Partners, Inc. 2016 Equity Incentive Plan	FCFP (333-211811)	S-8	4.4	06/03/2016	
10.12†	First Amendment of the First Community Financial Partners, Inc. 2016 Equity Incentive Plan	BUSE (0-15950)	10-K	10.38	02/28/2018	
10.13†	Form of Nonqualified Stock Option Award Agreement under the First Community Financial Partners, Inc. 2016 Equity Incentive Plan	FCFP (333-211811)	S-8	4.7	06/03/2016	
10.14†	Form of Incentive Stock Option Award Agreement under the First Community Financial Partners, Inc. 2016 Equity Incentive Plan	FCFP (333-211811)	S-8	4.8	06/03/2016	
10.15†	Form of Restricted Stock Unit Award Agreement under the First Community Financial Partners, Inc. 2016 Equity Incentive Plan	BUSE (0-15950)	10-K	10.41	02/28/2018	

		Incorporated herein by reference				
Exhibit Number	Description of Exhibit	Filing Entity[1] (File No.)	Form	Exhibit	Filing Date	Filed Herewith
10.16†	Form of Director Deferred Stock Unit Award Agreement under the First Busey Corporation 2010 Equity Incentive Plan, as amended	BUSE (0-15950)	10-Q	10.1	08/07/2018	
10.17†	Form of Director Deferred Stock Unit Award Agreement under the First Community Financial Partners, Inc. 2016 Equity Incentive Plan	BUSE (0-15950)	10-Q	10.2	08/07/2018	
10.18†	Jeffrey D. Jones Employment Agreement, dated July 26, 2019	BUSE (0-15950)	8-K	10.1	07/26/2019	
10.19†	Robin N. Elliott Employment Agreement, dated December 5, 2019	BUSE (0-15950)	8-K	10.1	12/10/2019	
10.20†	Amy L. Randolph Employment Agreement, dated December 5, 2019	BUSE (0-15950)	8-K	10.2	12/10/2019	
10.21†	John J. Powers Employment Agreement, dated December 5, 2019	BUSE (0-15950)	8-K	10.3	12/10/2019	
10.22†	Jeffrey D. Jones Amendment to Employment Agreement, dated December 5, 2019	BUSE (0-15950)	8-K	10.4	12/10/2019	
10.23†	First Busey Corporation 2020 Equity Incentive Plan, as amended	BUSE (0-15950)	14A	Appendix A	04/09/2020	
10.24†	Form of Restricted Stock Unit Award Agreement under the First Busey Corporation 2020 Equity Incentive Plan	BUSE (0-15950)	S-8	4.5	05/29/2020	
10.25†	Form of Performance-Based Restricted Stock Unit Award Agreement under the First Busey Corporation 2020 Equity Incentive Plan	BUSE (0-15950)	8-K	10.1	07/09/2020	
10.26†	Form of Director Deferred Stock Unit Award Agreement under the First Busey Corporation 2020 Equity Incentive Plan	BUSE (0-15950)	10-Q	10.1	08/06/2020	
10.27†	First Busey Corporation 2021 Employee Stock Purchase Plan	BUSE (0-15950)	DEF 14A	Appendix A	04/08/2021	
10.28†	Gregory B. Lykins Letter of Understanding, dated April 1, 2021	BUSE (0-15950)	10-Q	10.33	05/06/2021	

| Exhibit Number | Description of Exhibit | Incorporated herein by reference | | | | Filed Herewith |
		Filing Entity [1] (File No.)	Form	Exhibit	Filing Date	
10.29	Second Amended and Restated Credit Agreement, dated as of May 28, 2021, by and between First Busey Corporation and U.S. Bank National Association	BUSE (0-15950)	8-K	10.34	06/02/2021	
10.30†	First Busey Profit Sharing Plan and Trust (as amended and restated January 1, 2022)					X
21.1	List of Subsidiaries of First Busey Corporation					X
23.1	Consent of Independent Registered Public Accounting Firm, RSM US LLP					X
31.1	Certification of Principal Executive Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a)					X
31.2	Certification of Principal Financial Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a)					X
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, from First Busey's Chief Executive Officer					X
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, from First Busey's Chief Financial Officer					X
101.INS	iXBRL Instance Document					
101.SCH	iXBRL Taxonomy Extension Schema					
101.CAL	iXBRL Taxonomy Extension Calculation Linkbase					
101.LAB	iXBRL Taxonomy Extension Label Linkbase					
101.PRE	iXBRL Taxonomy Extension Presentation Linkbase					

		Incorporated herein by reference				
Exhibit Number	**Description of Exhibit**	**Filing Entity [1] (File No.)**	**Form**	**Exhibit**	**Filing Date**	**Filed Herewith**
101.DEF	iXBRL Taxonomy Extension Definition Linkbase					
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101)					

_____

(1)   BUSE is First Busey Corporation. MSTI is Main Street Trust, Inc. FCFP is First Community Financial Partners, Inc.

†   Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2023

FIRST BUSEY CORPORATION

BY   /s/ VAN A. DUKEMAN

Van A. Dukeman

Chairman, President and Chief Executive Officer

(Principal Executive Officer)

BY   /s/ JEFFREY D. JONES

Jeffrey D. Jones

Chief Financial Officer

(Principal Financial Officer)

BY   /s/ LYNETTE M. STRODE

Lynette M. Strode

Principal Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ VAN A. DUKEMAN Van A. Dukeman	Chairman, President and Chief Executive Officer (Principal Executive Officer)	February 23, 2023
/s/ JEFFREY D. JONES Jeffrey D. Jones	Chief Financial Officer (Principal Financial Officer)	February 23, 2023
/s/ LYNETTE M. STRODE Lynette M. Strode	Principal Accounting Officer	February 23, 2023
/s/ GREGORY B. LYKINS Gregory B. Lykins	Vice-Chairman	February 23, 2023
/s/ SAMUEL P. BANKS Samuel P. Banks	Director	February 23, 2023
/s/ GEORGE BARR George Barr	Director	February 23, 2023
/s/ STANLEY J. BRADSHAW Stanley J. Bradshaw	Director	February 23, 2023
/s/ MICHAEL D. CASSENS Michael D. Cassens	Director	February 23, 2023
/s/ KAREN M. JENSEN Karen M. Jensen	Director	February 23, 2023
/s/ FREDERIC L. KENNEY Frederic L. Kenney	Director	February 23, 2023
/s/ STEPHEN V. KING Stephen V. King	Director	February 23, 2023
/s/ CASSANDRA R. SANFORD Cassandra R. Sanford	Director	February 23, 2023









FIRST BUSEY CORPORATION

100 W. University Ave., Champaign, IL 61820
NASDAQ: BUSE

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